EXHIBIT 99.1

Suite 900 - 570 Granville Street, Vancouver, B.C. V6C 3P1

T 604.682.3701F 604.682.3600

www.coralgold.com

NOTICE AND
INFORMATION CIRCULAR

for the

ANNUAL GENERAL AND SPECIAL MEETING

of

To be held on November 12, 2020

With respect to, among other things,
a Proposed Plan of Arrangement involving
Coral Gold Resources Ltd., its Shareholders,
Nomad Royalty Company Ltd. and 1268442 B.C. Ltd.

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Coral Gold shareholders who have questions or require assistance with voting their shares may contact Coral Gold Resources Ltd.’s proxy solicitation agent, Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Outside North America: 416-304-0211

Email: assistance@laurelhill.com

October 9, 2020

Suite 900 - 570 Granville Street, Vancouver, B.C. V6C 3P1 T 604.682.3701F 604.682.3600 www.coralgold.com

Dear Shareholders:

The Directors of Coral Gold Resources Ltd. (“Coral” or the “Company”) invite you to attend the annual general and special meeting of the shareholders (the “Shareholders”) of Coral (the “Meeting”) to be held at the offices at 3200 - 650 West Georgia Street, Vancouver, British Columbia, V6B 4P7 at 11:00 a.m. (Vancouver time) on November 12, 2020. The special business of the Meeting is to seek Shareholder approval for a statutory plan of arrangement (the “Arrangement”) involving Coral, its Shareholders and Nomad Royalty Company Ltd. (“Nomad”), as announced on August 24, 2020.

Consideration Under the Arrangement

On August 23, 2020, Coral entered into an arrangement agreement (the “Arrangement Agreement”) with Nomad pursuant to which Nomad and Coral will effect an arrangement (the “Arrangement”) pursuant to a plan of arrangement under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “Plan of Arrangement”). As a result of the Arrangement, among other things, all of the issued and outstanding shares of Coral will be acquired by Nomad from the Shareholders, with the Shareholders receiving C$0.05 in cash and 0.80 of a unit of Nomad (a “Nomad Unit”). Each whole Nomad Unit will consist of one (1) common share of Nomad (a “Nomad Share”) and one-half (1/2) of a Nomad Share purchase warrant (a “Consideration Warrant”). Each whole Consideration Warrant will entitle the holder thereof to purchase, subject to adjustment in accordance with the Warrant Indenture (as defined below), one additional Nomad Share at an exercise price of $1.71 for a period of two years following the Effective Date (as defined in the Arrangement Agreement). If the daily volume-weighted average trading price of Nomad’s Shares on the Toronto Stock Exchange (the “TSX”) exceeds the Consideration Warrant exercise price by at least 25% for any period of 20 consecutive trading days after one year from the Effective Date, Nomad will have the right to give notice in writing to the holders of the Consideration Warrants that the Consideration Warrants will expire 30 days following such notice, unless exercised prior thereto. The Warrants will be governed by a warrant indenture (the “Warrant Indenture”) to be entered into on or before the Effective Date of the Plan of Arrangement, between Nomad and Computershare Trust Company of Canada (the “Warrant Agent”).

The Board of Directors of Coral retained the Fairness Opinion Advisor, PI Financial Corp., to provide a fairness opinion to the Board of Directors, as of September 14, 2020 and subject to the assumptions, limitations and qualifications contained therein, the implied consideration of $1.33 per common share of Coral (each a “Share”) to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view to such shareholders. The complete text of the Fairness Opinion is attached to the Circular as Schedule “G”.

Reasons and Benefits of the Plan of Arrangement

1.	the Consideration represents a significant premium on the market price of the Shares based on Nomad and Coral’s respective August 21, 2020 closing prices on the TSX and TSXV;

2.	the Arrangement provides the Shareholders of Coral with exposure to Nomad’s diversified portfolio of royalties, streams and gold loans, including the Robertson Royalty;

3.

as Nomad continues to scale its business and grow its portfolio, the Nomad Shares may continue to appreciate in value (although there can be no assurance this will occur, as the Nomad Shares may decrease in value); and

4.	Nomad’s portfolio of assets provides a diversified source of free cash flow which have the potential to pay dividends to its shareholders.

Detailed information in respect of matters contemplated by the Arrangement is set out in the attached information circular (the “Circular”). At the Meeting, Shareholders will be asked, among other things, to consider and, if deemed advisable, to approve special resolutions, the full text of which are set out in the Circular, authorizing the implementation of the Arrangement (the “Arrangement Resolution”). Please review the Circular carefully as it has been prepared to help you make an informed decision on the Arrangement. The Arrangement Resolution must be approved by not less than two-thirds of the votes cast at the Meeting by the Shareholders, as well as a majority of the minority Shareholders as contemplated by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, present in person or by proxy at the Meeting, as detailed in the Circular. Without the required level of Shareholder approval, the proposed Arrangement cannot be completed. The Arrangement is also subject, among other things, to the approval of the Supreme Court of British Columbia and the TSX and TSXV.

THE BOARD OF INDEPENDENT DIRECTORS OF CORAL HAS UNANIMOUSLY APPROVED THE TERMS OF THE ARRANGEMENT AND RECOMMENDS THAT YOU VOTE IN FAVOUR OF THE ARRANGEMENT AT THE MEETING FOR THE REASONS SET OUT IN THE ATTACHED CIRCULAR.

Pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”), the Plan of Arrangement and to an order of the Supreme Court of British Columbia (the “Interim Order”), a registered Shareholder may dissent in respect of the Arrangement Resolution (each, a “Dissenting Shareholder”). If the Arrangement is completed, Dissenting Shareholders who strictly comply with the procedures set forth in Sections 237 through 247 of the BCBCA, the Plan of Arrangement and the Interim Order, will be entitled to be paid the “fair value” of their Shares pursuant to Section 245 of the BCBCA. Dissenting Shareholders, pursuant to the BCBCA, may apply to court for a determination of the fair value of their Shares. Failure to comply with the requirements set forth in sections 237 through 247 of the BCBCA, reproduced in Schedule “C” to the accompanying Circular, may result in the loss or unavailability of any right to dissent. Persons who are beneficial owners of Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Shares are entitled to dissent. Accordingly, a beneficial owner of Shares desiring to exercise the right to dissent must make arrangements for the Shares or beneficially owned by such holder to be registered in such holder’s name prior to the time the written notice of dissent to the Arrangement Resolution is required to be received by the Company or, alternatively, make arrangements for the registered holder of such Shares to dissent on behalf of the holder. Please refer to the Circular for more details.

If the Arrangement is approved by the Shareholders and the other closing conditions are satisfied, the effective date of the Arrangement is expected to be on or about November 19, 2020.

Your vote on the matters to be acted upon at the Meeting is important, regardless of how many common shares of Coral you own. If the requisite approvals are obtained, an order of the Supreme Court of British Columbia approving the Arrangement will be sought following the Meeting. Due to COVID-19 pandemic travel restrictions or otherwise, we encourage you to please complete and return the applicable enclosed form of proxy to Computershare Investor Services Inc. at the address noted in the Circular. Those who hold shares through a bank, broker or other intermediary should follow the instructions provided to them from their applicable intermediary.

Shareholder Questions

If you have any questions or require assistance, please contact Coral’s proxy solicitation agent, Laurel Hill Advisory Group, North American toll free at 1-877-452-7184, outside North America at 416-304-0211 or by email at assistance@laurelhill.com.

Sincerely,

CORAL GOLD RESOURCES LTD.

“David Wolfin”

David Wolfin, President & CEO

Voting Methods
	Internet	Telephone or Fax	Mail
Registered Shareholders Common Shares held in own name and represented by a physical certificate.	Vote online at www.investorvote.com	Telephone: 1-866-732-8683 Fax: 1-866-249-7775	Return the form of proxy in the enclosed postage paid envelope.
Non-Registered Shareholders Common Shares held with a broker, bank or other intermediary.	Vote online at www.proxyvote.com	Call or fax to the number(s) listed on your voting instruction form.	Return the voting instruction form in the enclosed postage paid envelope.

Suite 900 - 570 Granville Street, Vancouver, B.C. V6C 3P1 T 604.682.3701F 604.682.3600 www.coralgold.com

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Dear Shareholder:

NOTICE IS HEREBY GIVEN that pursuant to an order (the “Interim Order”) of the Supreme Court of British Columbia dated October 8, 2020, an annual general and special meeting (the “Meeting”) of the holders of common shares (the “Shareholders”) of Coral Gold Resources Ltd. (“Coral”) will be held at 3200 - 650 West Georgia Street, Vancouver, British Columbia, at 11:00 a.m. (Vancouver time) on November 12, 2020 for the following purposes:

1.	to receive the report of the directors;

2.	to receive the financial statements of the Company for its fiscal year ended January 31, 2020, and the auditor’s report thereon;

3.	to appoint the auditor for the ensuing year and to authorize the directors to fix their remuneration;

4.	to determine the number of directors and to elect directors;

5.	to consider, and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set out in the information circular accompanying this notice (the “Circular”), to approve a Plan of Arrangement (the “Arrangement”) under Part 9, Division 5 of the Business Corporations Act (British Columbia) (the “BCBCA”), all as more particularly described in the Circular;

6.	to ratify and approve the existing stock option plan as more particularly described in the Circular; and

7.	to transact such other business as may properly come before the Meeting.

Reference is made to the Circular for the details of matters to be considered at the Meeting. The full text of the Arrangement Resolution and the Plan of Arrangement are as set forth in Schedule “A” and Schedule “B” hereto, respectively. In order to become effective, the Arrangement Resolution must be approved by at least 66 2/3% of the votes cast by the Shareholders, as well as the majority of the minority Shareholders as contemplated by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, present in person or by proxy at the Meeting.

Persons who have within 14 days of the date of the Meeting: (i) COVID-19 symptoms, (ii) been in close contact with another person with COVID-19 symptoms, or (iii) travelled outside of Canada, cannot attend the Meeting and should therefore vote only by proxy. For those Shareholders who attend the Meeting, physical distancing measures will be applicable, as directed by the Provincial Health Officer. The Company also reserves the right to change the location, date and time of the meeting, based on developments with the COVID-19 pandemic.

All Shareholders are invited to attend the Meeting; however physical distancing measures will be in place so space may be limited, and shareholders are encouraged to not attend in person, but to vote by proxy or voting instruction form. Only Shareholders at the close of business on September 22, 2020 (the “Record Date”) are entitled to receive notice of and vote at the Meeting. If you are unable to attend the Meeting in person, or affected by the COVID-19 safety measure outlined above, registered Shareholders are encouraged to please complete, date and sign the enclosed form of proxy and return it, in the envelope provided, to Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, so that it is received no later than 11:00 a.m. (Vancouver time) on November 9, 2020 or by 11:00 a.m. (Vancouver time) on the day that is two business days prior to the date on which any adjournment of the Meeting is held. If you are a non-registered Shareholder and have received these materials through your broker or through another intermediary, please complete and return the voting instruction form provided to you by your broker or other intermediary in accordance with the instructions provided therein. We thank you for your participation as a Shareholder of Coral.

Pursuant to the Interim Order, the Plan of Arrangement, and the BCBCA, Shareholders are entitled to exercise rights of dissent in respect of the proposed Arrangement and to be paid fair value for common shares of Coral (“Shares”) held by such Shareholders. Holders of Shares wishing to dissent with respect to the Arrangement must send a notice of dissent to the office of Coral at Suite 900 - 570 Granville Street, Vancouver, BC, V6C 3P1, Attention: Dorothy Chin, Corporate Secretary, such that the notice of dissent is received no later than 5:00 pm (Vancouver time) on November 9, 2020, or no later than 5:00 p.m. on the day that is two business days prior to the date on which any adjournment of the Meeting is held, in order to be effective.

A Shareholder’s right to dissent is more particularly described in the accompanying Circular and the text of sections 237 through 247 of the BCBCA is reproduced in Schedule “C” to the accompanying Circular, the Plan of Arrangement is set out in Schedule “B” and the Interim Order is set out in Schedule “D” . Failure to strictly comply with these requirements may result in the loss of any right of dissent. Persons who are beneficial owners of Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such Shares are entitled to dissent. Accordingly, a beneficial owner of Shares desiring to exercise the right of dissent must make arrangements for the Shares beneficially owned to be registered in their name prior to the time the written notice of dissent to the Arrangement Resolution is required to be received by Coral or, alternatively, make arrangements for the registered holder of such Shares to dissent on their behalf.

DATED this 9th day of October, 2020.

By Order of the Board of Directors of Coral Gold Resources Ltd.

“David Wolfin”
David Wolfin, President & CEO

If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

TABLE OF CONTENTS

GLOSSARY OF TERMS	i

NOTICE TO U.S. SHAREHOLDERS	ix

FORWARD LOOKING STATEMENTS	x

NOTICE REGARDING INFORMATION	xi

DOCUMENTS INCORPORATED BY REFERENCE	xii

SUMMARY	1

GENERAL PROXY INFORMATION	11
Solicitation of Proxies	11
Appointment of Proxy	11
Voting by Proxy and Exercise of Discretion	12
Revocation of Proxies	12
Non-Registered Holders of Shares	12
Requisite Shareholder Approvals	13
Interest of Certain Persons in Matters to be Acted Upon	14
Indebtedness of Directors, Executive Officers and Senior Officers	15
Record Date	15
Principal Shareholders	15

PARTICULARS OF MATTERS TO BE ACTED UPON
I. Financial Statements	16
II. Appointment of Auditor	16
III. Election of Directors	16
IV. Stock Option Plan	18
V. The Arrangement	19

THE ARRANGEMENT
Purpose of the Arrangement	20
Description of the Arrangement	20
Treatment of Options	20
Background to the Arrangement	20
Benefits of the Arrangement	21
Support Agreements	23
Arrangement Agreement	23
Company Board Financial Advisor and Fairness Opinion Advisor	31
Summary and Conclusions of Fairness Opinion	31
Recommendation of the Board of Directors	33
Procedure for the Arrangement to Become Effective	34
Shareholder Approvals	34
MI 61-101 Protection of Minority Security Holders in Special Transactions	34
Court Approvals	35
Approvals of the TSX and TSXV	36
Resale of Nomad Units	36
Exchange of Securities	38

DISSENT RIGHTS	39
Sections 237 - 247 of the BCBCA	42
Address for Dissent Notices	42
Strict Compliance with Dissent Provisions Required	42

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	43
Shareholders Resident in Canada	43
Shareholders Not Resident in Canada	45

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	47
Scope of This Disclosure	47
U.S. Holders Exercising Dissent Rights	54
Ownership of Nomad Shares	54
Passive Foreign Investment Company Rules Relating to the Ownership of Nomad Shares	55
Additional Considerations	56

RISK FACTORS	58
Risk Factors Related to the Arrangement	58
Risk Factors Related to Nomad	61
Risk Factors Related to Coral	61

INFORMATION CONCERNING CORAL	62
Corporate Structure	62
General Development of the Business	62
Narrative Description of the Business	63
Dividends	63
Selected Financial Information and Management’s Discussion and Analysis	63
Description of the Securities	64
Capitalization	64
Stock Option Plan	65
Outstanding Options	65
Prior Sales	65
Stock Exchange Price	66
Escrowed Securities	66
Principal Shareholders	66
Directors and Officers	67
Corporate Cease Trade Orders or Bankruptcies	67
Personal Bankruptcies	68
Penalties or Sanctions	68
Conflicts of Interest	68
Indebtedness of Directors, Executive Officers and Senior Officers	68
Interest of Management and Others in Material Transaction	68
Executive Compensation	69
Summary Compensation Table	70
Named Executive Officer Agreements	71
Incentive Plan Awards	71
Pension Plan Benefit	72
Termination and Change of Control Benefits	72
Director Compensation	73
Description of Stock Option Plan	75
Audit Committee	77
Management Contracts	82
Promoters	82
Legal Proceedings	82
Auditor, Transfer Agent and Registrar	83
Material Contracts	83

INFORMATION CONCERNING NOMAD	84
Nomad Documents Incorporated by Reference	84
Nomad Corporate Structure	85
Recent Transformational Transactions	86
Description of Nomad’s Business	86
Description of Nomad’s Capital Structure	87

Trading Price and Volume of Nomad Shares	88
Prior Purchases and Sales	89
Selected Financial Information	90

CONSOLIDATED CAPITALIZATION	91
Listing Application	92
Legal Proceedings	92
Auditor, Transfer Agent and registrar	92
Risk Factors	92

INFORMATION CONCERNING NOMAD AFTER THE ARRANGEMENT	93
Overview	93
Summary Description of the Combined Company	93
Share Capitalization	93
Pro Forma Share Capitalization of Nomad after the Arrangement	93
Directors and Officers	94
Capital Structure	94
Alternative Disclosure in Respect of the Arrangement	94

GENERAL INFORMATION	97
Experts	97
Other Material Facts	98
Additional Information - Coral	98
Other Business	98

SCHEDULES

SCHEDULE “A” ARRANGEMENT RESOLUTION

SCHEDULE “B” PLAN OF ARRANGEMENT

SCHEDULE “C” SECTIONS 237 - 247 OF THE BCBCA

SCHEDULE “D” INTERIM ORDER

SCHEDULE “E” NOTICE OF HEARING OF PETITION AND PETITION

SCHEDULE “F” AUDIT COMMITTEE CHARTER OF CORAL

SCHEDULE “G” FAIRNESS OPINION

SCHEDULE “H” COVID-19 NOTICE NO. 28 (REVISED)

GLOSSARY OF TERMS “Acquisition Proposal” means whether or not in writing and whether in a single transaction or in a series of related transactions, any:
(a)	proposal with respect to:

(i)

any direct or indirect acquisition, take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in any person or group of persons other than Nomad (or any affiliate of Nomad) beneficially owning Shares (or securities convertible into or exchangeable or exercisable for Shares) representing 20% or more of the Shares then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for Shares);

(ii)

any plan of arrangement, amalgamation, merger, share exchange, consolidation, reorganization, recapitalization, liquidation, dissolution, winding up, exclusive license, business combination or other similar transaction in respect of Coral or any of its subsidiaries; or

(iii)

any direct or indirect acquisition by any person or group of persons of any assets of Coral or any of its subsidiaries, or of voting or equity interests in one or more of Coral’s subsidiaries (including shares or other equity interest of subsidiaries), that:

		(A)	are or hold any of the Material Properties (as defined in the Arrangement Agreement) of Coral; or

(B)

individually or in the aggregate constitute or hold 20% or more of the fair market value of the assets of Coral and its subsidiaries (taken as a whole), based on the financial statements of Coral most recently filed prior to such time as part of the Company’s Public Disclosure Record (as defined in the Arrangement Agreement),

(or any direct or indirect sale, disposition, lease, license, royalty, alliance or joint venture, long-term supply agreement or other arrangement having a similar economic effect), whether in a single transaction or a series of related transactions;

(b)	inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing;

(c)	modification or proposed modification of any such proposal, inquiry, expression, indication of interest or announcement; or

(d)

any other transaction or agreement, the consummation of which could reasonably be expected to materially impede, prevent or delay the transactions contemplated by the Arrangement Agreement or completion of the Arrangement, in each case excluding the Arrangement and the other transactions contemplated by the Arrangement Agreement.

“Announcement Date” means August 24, 2020.

“Arrangement” means the arrangement to be completed pursuant to the provisions of Part 9, Division 5 of the BCBCA as further described in this Circular and on the terms and conditions set forth in the Plan of Arrangement.

“Arrangement Agreement” means the Arrangement Agreement dated as of August 23, 2020, as amended on October 2, 2020, between Nomad and Coral, a copy of which is available on SEDAR at www.sedar.com. A copy of the Arrangement Agreement may also be obtained on request without charge from Coral’s head office located at Suite 900 - 570 Granville Street, Vancouver B.C., V6C 3P1 (Telephone: (604) 682-3701) during regular business hours.

i

“Arrangement Resolution” means the special resolution approving the Arrangement Agreement and the Arrangement to be voted on with or without variation by the Shareholders at the Meeting, in the forms set forth in Schedule “A” hereto.

“Audit Committee” means the audit committee of the Board.

“Barrick” means Barrick Cortez Inc.

“BCBCA” means the Business Corporations Act (British Columbia) S.B.C. 2002 c.57, as amended, including the regulations promulgated thereunder.

“Board” means the board of directors of Coral or Nomad as the context may require.

“Broadridge” means Broadridge Financial Solutions Inc.

“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Vancouver, British Columbia are authorized or required by applicable law to be closed.

“CFCC” means Cantor Fitzgerald Canada Corporation.

“CEO” means a Chief Executive Officer.

“CFO” means a Chief Financial Officer.

“CIO” means a Chief Investment Officer.

“Circular” means this management information circular of Coral dated October 9, 2020 furnished in connection with the solicitation of proxies for use at the Meeting.

“Closing” means the completion of the Arrangement on the Effective Date, at the Effective Time.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“company” unless specially indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual.

“Company Board Financial Advisor” means Cantor Fitzgerald Canada Corporation.

“Control Person” means any person or company that holds or is one of a combination of persons or companies that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer.

“Consideration” means, together, the Share Consideration and Non-Share Consideration, being the aggregate consideration to be received by the Shareholders pursuant to the Plan of Arrangement for each Company Share.

“Consideration Cash” means $0.05 in cash for each Share, being part of the Non-Share Consideration.

“Consideration Warrant” means one whole Nomad Share purchase warrant entitling the holder thereof to purchase one Nomad Share at a price equal to the Consideration Warrant Exercise Price, for a period of 24 months following the Effective Date, which warrant is exercisable (i) outside the United States by holders that are not U.S. Persons, or (ii) within the United States, by a holder that is a U.S. Person, if an exemption from registration under the U.S. Securities Act and state securities laws is available, and which warrant shall be transferable, subject to applicable securities laws; provided that if the daily volume weighted average trading price of the Nomad Shares on the TSX exceeds by 25% the Consideration Warrant Exercise Price for a period of 20 consecutive trading days, during the period from 12 months following the Effective Date until the expiry date of the Consideration Warrants, Nomad may give notice in writing to the holder of such Consideration Warrant that such Consideration Warrant shall expire on that day which is 30 days following such notice date unless exercised by the holders prior to such date. The Consideration Warrants will be created and issued pursuant to the terms of the Warrant Indenture.

ii

“Consideration Warrant Exercise Price” means $1.71.

“Coral” or the “Company” means Coral Gold Resources Ltd., a company incorporated under the BCBCA.

“Court” means the Supreme Court of British Columbia.

“CRA” means Canada Revenue Agency.

“Depositary” means Computershare Trust Company of Canada.

“Dissent Notice” means a written notice of dissent to the Arrangement Resolution made by a registered Shareholder in accordance with the Dissent Rights.

“Dissent Rights” means the right of a registered Shareholder to dissent in respect of the Arrangement Resolution in strict compliance with the procedures described in the Interim Order, Plan or Arrangement and the BCBCA as more particularly described in Schedules “D”, “B” and “C” hereto, respectively.

“Dissenting Shareholders” means Shareholder who validly exercise their Dissent Rights and thereby become entitled to receive the fair value of their Shares.

“Dissenting Shares” means Shares in respect of which a Dissenting Shareholder has validly exercised a Dissent Right.

“Effective Date” means the date upon which the Arrangement becomes effective as set out in Section 2.1(d) of the Arrangement Agreement.

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date.

“Fairness Opinion” means the final fairness opinion dated September 14, 2020 as prepared for Coral by the Fairness Opinion Advisor, a copy of which is attached as Schedule “G” to this Circular.

“Fairness Opinion Advisor” means PI Financial Corp., the Fairness Opinion Advisor to the Board of directors of Coral.

“Filing Statement” means Nomad’s filing statement in respect of the acquisition by Nomad of certain assets from the Orion Group and from the Yamana Group dated May 15, 2020, available on SEDAR at www.sedar.com.

“Final Order” means the final order of the Court approving the Arrangement to be applied for following the Meeting pursuant to Section 291 of the BCBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction.

“Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, minister, agency, commission, commissioner, bureau, board or authority of any government, governmental body, quasi-governmental or private body (including the TSX, the TSXV or any other stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing.

“Insider” has the meaning ascribed thereto in the Securities Act.

iii

“Interim Order” means the interim order of the Court dated October 8, 2020 concerning the Arrangement under Section 291 of the BCBCA, containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction, a copy of which Interim Order is attached as Schedule “D” to this Circular.

“Intermediary” includes banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans.

“IRS” means the Internal Revenue Agency.

“ITA” means the Income Tax Act (Canada) R.S.C. 1985, c. 1 as amended, including the regulations promulgated thereunder.

“Laws” means all laws, statutes, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, statutory rules, published policies and guidelines, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities.

“Letter of Intent” means the letter agreement between Nomad and Coral dated July 20, 2020, as amended, in respect of the Arrangement.

“Letter of Transmittal” means the letter of transmittal enclosed with this Circular.

“Lock-Up Agreement” means the agreement between Nomad and David Wolfin in the form of Schedule “D” to the Arrangement Agreement.

“Material Adverse Change” means any event or change that has had or would be reasonably likely to have a Material Adverse Effect on the applicable party.

“Material Adverse Effect” has the meaning ascribed to such term in the Arrangement Agreement.

“MD&A” means management’s discussion and analysis, as such term is defined in National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators, and the companion policies and forms thereto, as amended from time to time.

“Meeting” means the annual general and special meeting of the Shareholders to be held on November 12, 2020, to consider and if deemed advisable, approve the Arrangement, and other annual routine matters.

“Moss Royalty” means Nomad’s net smelter returns royalty (“NSR”) on the Moss Gold mine located in Arizona, United States consisting of a 0.5% to 3% NSR Royalty on all metals and minerals produced from specific claims within the Moss mine as follow: (i) a 1.0% NSR royalty on certain patented lode claims with no other royalty within the Moss mine; (ii) a 0.5% overriding NSR royalty on all production within the Moss mine derived from certain patented load claims with other royalty interests; and (iii) a 3% NSR royalty on any and all production derived from 63 unpatented lode claims within the property and on public lands within one mile of Moss mine’s outside perimeter of the present claim boundary.

iv

“Named Executive Officers” or “NEOs” means each of the following individuals:

(a)	a chief executive officer or CEO;

(b)	a chief financial officer or CFO;

(c)	each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the chief executive officer and chief financial officer, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, for that financial year; and

(d)	each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year.

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators and the companion policies and forms thereto, as amended from time to time.

“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators and the companion policies and forms thereto, as amended from time to time.

“NI 44-101” means National Instrument 44-101 - Short Form Prospectus Distributions, of the Canadian Securities Administrators and the companion policies and forms thereto, as amended from time to time.

“NI 51-102” means National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators and the companion policies and forms thereto, as amended from time to time.

“NI 52-110” means National Instrument 52-110 - Audit Committees of the Canadian Securities Administrators and the companion policies and forms thereto, as amended from time to time.

“NI 54-101” means National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators and the companion policies and forms thereto, as amended from time to time.

“NI 58-101” means National Instrument 58-101 - Disclosure of Corporate Governance Practices of the Canadian Securities Administrators as amended from time to time.

“NI 58-201” means National Policy 58-201 - Corporate Governance Guidelines of the Canadian Securities Administrators as amended from time to time.

“Nomad” or the “Purchaser” means Nomad Royalty Company Ltd., a federal company continued under the Canada Business Corporations Act.

“Nomad Board” means the board of directors of Nomad.

“Nomad Shareholders” means holders of the Nomad Shares.

“Nomad Shares” means the common shares in the capital of Nomad.

“Nomad Unit” means one Nomad Share and one-half of a Consideration Warrant.

“Non-Registered Holder” means a Shareholder that owns Shares not registered in their own name, but registered in the name of an Intermediary.

“Non-Resident Holder” means a Shareholder who (i) has not been, is not, and will not be resident or deemed to be resident in Canada for purposes of the ITA, and (ii) does not and will not use or hold and is not and will not be deemed to use or hold, Shares in connection with carrying on a business in Canada.

“Non-Share Consideration” means the Consideration Cash and 0.40 of a Consideration Warrant.

“Notice of Meeting” means the notice of the Meeting which accompanies this Circular.

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“Option Exercise and Termination Agreement” means the agreement to be entered into by Coral and each of the holders of Options pursuant to which the holders agree to exercise or surrender their Options to be substantially in the form attached as of Schedule “E” to the Arrangement Agreement.

“Options” means existing options granted by Coral pursuant to the Stock Option Plan.

“Optionholders” means the holders of Options.

“Orion Fund II Portfolio” means, collectively, the Mercedes and South Arturo Silver Stream, the Woodlawn Silver Stream, the Lead Marketing Fee Agreement, the Blyvoor Gold Stream and the Premier Gold Prepay Loan (as such terms are defined in the Filing Statement), being the RTO acquirer under the RTO and Nomad’s predecessor for accounting purposes.

“Orion Group” means, collectively, Orion Mine Finance Fund II LP, a limited partnership existing under the laws of Bermuda, Orion Mine Finance Fund III LP, a limited partnership existing under the laws of the Cayman Islands, and OMF Fund II (LI) LP, a limited partnership existing under the laws of Bermuda.

“Party” means a party to the Arrangement Agreement, being Coral or Nomad and “Parties” means both of them.

“PFIC” means a passive foreign investment company as defined in Section 1297 of the Code.

“Person” includes an individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Authority), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement set out in Schedule “A to the Arrangement Agreement as amended or supplemented from time to time and which Plan of Arrangement is attached as Schedule “B” to this Circular.

“Proposed Amendments” means proposals to amend the ITA and Regulations.

“Proxy Solicitation Materials” means the notice of meeting, this Circular and the instruments of proxy accompanying this Circular.

“Purchaser Subco” means 1268442 B.C. Ltd., a newly incorporated wholly-owned subsidiary of Nomad;

“QEF” means a “qualified electing fund”, as defined in the Code.

“QEF Election” means an election to treat an entity as a QEF under the Code.

“Record Date” means September 22, 2020.

“Registrar” means the person appointed as the Registrar of Companies under section 400 of the BCBCA.

“Regulation S” means Regulation S under the U.S. Securities Act.

“Regulations” means the regulations under the ITA.

“Reorganization” means a reorganization under Section 368(a)(1) and (a)(2)(E) of the Code.

“Robertson Property” means the advanced-stage exploration property located in eastern Lander County, Nevada, 60 miles southwest of Elko.

“Robertson Royalty” is a sliding scale 1% to 2.25% net smelter returns royalty on the Robertson Property pursuant to the Existing Royalty Agreement, located in the State of Nevada in the United States, payable quarterly, subject to certain potential advance royalty payments, as well as a right of first refusal enabling Barrick to acquire the net smelter royalty in the event that the Company wishes to sell the net smelter royalty to any third party;

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“RTO” means the reverse takeover transaction completed by Nomad on May 27, 2020 comprised of the Orion Vend-In and the Yamana Vend-In (as such terms are defined in the Filing Statement).

“Schedules” means the Schedules to this Circular which are incorporated herein and form part of this Circular.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities” means, collectively, the Shares and the Options.

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder.

“Securities Laws” means the Securities Act and all other applicable Canadian provincial and territorial securities Laws.

“SEDAR” means the System for Electronic Document Analysis and Retrieval as located on the internet at www.sedar.com.

“Shares” means the common shares in the capital of Coral.

“Share Consideration” means 0.80 of a Nomad Share.

“Share Exchange” means the exchange of each Share for the Share Consideration and Non-Share Consideration.

“Shareholders” means the holders of Shares.

“Stock Option Plan” means the currently existing stock option plan of Coral.

“Superior Proposal” means a bona fide unsolicited Acquisition Proposal made in writing on or after the date of the Arrangement Agreement by a person or persons acting jointly (other than Nomad and its affiliates) that:

(a)	is to acquire:

(i) not less than all of the outstanding Shares (on a fully diluted basis), other than Shares beneficially owned by the person making such Acquisition Proposal; or

(ii) all or substantially all of the assets of Coral on a consolidated basis;

(b)

is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Board of Coral, acting in good faith and after consulting with outside legal counsel and financial advisors, that the funds required to complete such Acquisition Proposal are available;

(c)	is not subject to any due diligence and/or access condition;

(d)	if it relates to the acquisition of the outstanding Shares, is made available to all the Company’s Shareholders on the same terms and conditions;

(e)	did not arise out of or relate to a breach of Section 5.1 of the Arrangement Agreement (relating to Coral’s covenants not to solicit, directly or indirectly, any Acquisition Proposals);

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(f)

the Board of Coral has determined in good faith and after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is more favourable to the Company’s Shareholders from a financial point of view than the Arrangement (taking into account any amendment proposed to be made to the Arrangement Agreement by Nomad in accordance with the terms of the Arrangement Agreement) and the failure to recommend such Acquisition Proposal to the Shareholders would be inconsistent with its fiduciary duties under applicable law; and

(g)	the Board of Coral has determined, in good faith, after consultation with its financial advisors and outside legal counsel, is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal.

“Support Agreement” means the agreement among Nomad and all of the directors and officers of Coral in the form of Schedule “C” to the Arrangement Agreement.

“Technical Report” means the Preliminary Economic Assessment dated January 15, 2012, as amended and restated on February 2, 2012, prepared for Coral by Beacon Hill Consultants (1988) Ltd., in conjunction with Knight Piésold Ltd., SRK Consulting (U.S.), Inc. and Kaehne Consulting Ltd.

“Troilus Royalty” means Nomad’s 1% net smelter returns royalty on all metals and minerals produced from 81 mineral claims and one surveyed mining lease comprising the Troilus gold project, located within the Frotêt-Evans Greenstone Belt in Québec, Canada.

“TSX” means the Toronto Stock Exchange.

“TSXV” means the TSX Venture Exchange.

“U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“U.S. Holders” means United States persons that hold their Shares as capital assets within the meaning of the Code.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

“U.S. Shareholders” means Shareholders who are resident in the United States or otherwise subject to the securities laws of the United States.

“Warrant Agent” means initially Computershare Trust Company of Canada.

“Warrant Indenture” a warrant indenture governing the Consideration Warrants to be entered into on or before the Effective Date between Nomad and the Warrant Agent.

“Yamana” means Yamana Gold Inc.

“Yamana Group” means, collectively, Yamana and Serra Da Borda Mineração E Metalurgia S.A., an affiliate of Yamana.

Words importing the masculine shall be interpreted to include the feminine or neuter and the singular to include the plural and vice versa where the context so requires.

All references to “$” or “dollars” in this Circular are to lawful currency of Canada unless otherwise expressly stated.

All references to “US $” or “United States dollars” in this Circular refer to the United States dollar value.

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NOTICE TO U.S. SHAREHOLDERS

THE NOMAD UNITS ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE; NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Nomad Units to be issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act, and are issuable or to be distributed in reliance on the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act on the basis of the approval of the Court as described under “The Arrangement - Court Approvals,” and in reliance on exemptions from registration under applicable state securities laws.

Section 3(a)(10) of the U.S. Securities Act exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the substantive and procedural fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have received timely notice thereof and the right to appear. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on October 8, 2020 and, subject to the approval of the Arrangement by the Shareholders, a hearing on the Arrangement will be held by the Court on or about November 16, 2020. See “The Arrangement - Court Approvals.”

Coral is incorporated under the laws of the Province of British Columbia, Canada and is a “foreign private issuer” as defined in Rule 3b-4 of the U.S. Exchange Act. The solicitations of proxies for the Coral Meeting are not subject to the requirements of sections 14(a) and 14(c) of the U.S. Exchange Act. Accordingly, the solicitations and transactions contemplated in this Circular are being made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. This Circular has been prepared in accordance with the applicable disclosure requirements in Canada, which are different from the requirements applicable to proxy solicitations under the U.S. Exchange Act.

Shareholders should be aware that the acquisition of the Consideration pursuant to the Arrangement described herein may have tax consequences to them under the tax laws of the United States, Canada or another taxing jurisdiction. Shareholders are advised to review the summaries contained in this Circular under the headings “Canadian Federal Income Tax Considerations” and “United States Income Tax Considerations”, respectively, and are urged to consult their own tax advisors regarding the tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local or other taxing jurisdiction.

Financial statements included herein or incorporated by reference for Coral and Nomad have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and, in the case of Coral, subject to auditing and auditor independence standards of the Public Company Accounting Oversight Board, and, in the case of Nomad, subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements of United States companies.

The enforcements by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Coral and Nomad are organized under the laws of a jurisdiction outside the United States, that most, if not all, of their officers and directors are residents of countries other than the United States, that the experts named in this Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of Coral and Nomad may be located outside the United States.

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FORWARD LOOKING STATEMENTS

The information provided in this Circular, including information incorporated by reference, may contain “forward-looking statements” about Coral and/or Nomad. These forward-looking statements are made as of the date of this Circular or, in the case of documents incorporated by reference herein, as of the date of such documents. In addition, Coral and Nomad may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of Coral or Nomad in connection with this Arrangement that are not statements of historical fact and may also constitute forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to product research and development, development costs, costs of goods sold, capital expenditures, costs and timing of the development of new products, success of marketing activities, currency fluctuations, requirements for additional capital, government regulation, limitations on insurance coverage, the completion of financings, the completion of transactions and future listings and court and regulatory approvals. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Coral or Nomad to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors may include, among others:

•	risks related to completion of the Arrangement, including the risk that a condition to completing the Arrangement may not be satisfied or waived;
•	the effects of the Arrangement on Coral’s future financial condition, operating results, strategy and other business plans;
•	costs of the Arrangement;
•	actual results of operations, labour disputes and other risks of the mining industry;
•	delays in obtaining governmental, court or regulatory approvals or financing;
•	delays in the completion of exploration and development activities;
•	competition in the industry;
•	dependence on key management;
•	rapid and unforeseen technology developments and change;
•	cybersecurity threats and malicious actors;
•	new business areas and markets;
•	operational and financial infrastructure;
•	reliance on third parties;
•	currency and price fluctuation;
•	changes in taxation;
•	litigation risks;
•	liquidity risks;
•	conflicts of interest;
•	risks related to obtaining adequate insurance; and
•	those factors discussed in the section entitled “Risk Factors” in this Circular.

The factors identified above are not intended to represent a complete list of the factors that could affect Coral. Although Coral has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that Coral and Nomad and/or persons acting on their behalf may issue. Coral and Nomad undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by applicable Securities Laws. See “Risk Factors”.

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NOTICE REGARDING INFORMATION

This Circular is furnished in connection with the solicitation of proxies by the management of Coral for use at the Meeting to be held on November 12, 2020, and any adjournment thereof. No person has been authorized to give any information or make any representations in connection with the Arrangement or other matters to be considered at the Meeting, other than those contained in this Circular and if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning Nomad incorporated by reference or contained in this Circular has been publicly filed or provided by Nomad. Although Coral has no knowledge that would indicate that any statements contained in this Circular taken from or based upon such documents, records or sources are untrue or incomplete, Coral does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents, records or sources, or for any failure by Nomad, any of its affiliates or any of their respective representatives to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Coral. Under the Arrangement Agreement, Nomad is required to provide Coral with all necessary information concerning Nomad, its affiliates and the Nomad Shares that is required by the Interim Order or by law to be included in this Circular, which information Nomad agreed will not contain any misrepresentation (as such term is defined in the Arrangement Agreement).

Information in this Circular is given as at October 9, 2020 unless otherwise indicated and except for information contained in the documents incorporated herein by reference, which is given as at the respective dates stated therein.

The Meeting has been called for the purpose of considering and, if deemed advisable, passing the Arrangement Resolution approving the Arrangement.

All summaries of, and references to, the Arrangement Agreement and the Plan of Arrangement in this Circular are qualified in their entirety by, in the case of the Arrangement Agreement, the complete text of the Arrangement Agreement, available on SEDAR at www.sedar.com, and in the case of the Plan of Arrangement, the complete text of the Plan of Arrangement, a copy of which is attached as Schedule “B” to this Circular. You are urged to carefully read the full text of the Plan of Arrangement. Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors.

All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth herein under “Glossary of Terms”.

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DOCUMENTS INCORPORATED BY REFERENCE

Coral

The following documents filed on SEDAR by Coral with securities commissions or similar authorities in Canada under Coral’s profile on the SEDAR website at www.sedar.com, are specifically incorporated by reference into, and form an integral part of, this Circular:

1.	Audited consolidated financial statements for the years ended January 31, 2020, 2019 and 2018; and the MD&A filed in connection with those financial statements.

2.	Unaudited condensed consolidated interim financial statements for the six months ended July 31, 2020 and 2019; and the MD&A filed in connection with those financial statements.

3.	Coral press releases dated August 24, 2020 and September 1, 2020.

4.	Material change report dated September 3, 2020 with respect to the execution of the Arrangement Agreement.

Copies of the foregoing documents incorporated herein by reference may be obtained on request without charge from Coral’s head office located at Suite 900 - 570 Granville Street, Vancouver, BC, V6C 3P1 (Telephone: (604) 682-3701). These documents are also available through SEDAR, which can be accessed online at www.sedar.com.

Any statement contained in a document incorporated or deemed to be incorporated by reference hereto shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or to any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Circular, except as modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances to which it was made.

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SUMMARY

The following is a summary of information contained elsewhere in this Circular. This summary is qualified in its entirety by and should be read together with the more detailed information and financial data and statements contained elsewhere in this Circular, including the Schedules, which are incorporated herein and form part of this Circular, and the documents incorporated by reference herein. Certain capitalized words and terms used in this Summary are defined in the Glossary.

Parties

Coral

Coral is a British Columbia based precious metals exploration company. The Shares are listed for trading on the TSXV under the symbol “CLH”, quoted on the OTCQX under the symbol “CLHRF” and listed on the Frankfurt Stock Exchange under the symbol “GV8A”. For additional information, please see “Information Concerning Coral” and “Information Concerning Nomad After the Arrangement”.

Nomad

Nomad is a gold and silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. The Nomad Shares are listed for trading on the TSX under the symbol “NSR” and are also quoted for trading in the United States on the OTCQX market of the OTC Markets Group platform (the “OTCQX”) and in Germany on the Frankfurt Stock Exchange under the symbols “NSRXF” and “IRLB”, respectively. For additional information concerning Nomad, please see “Information Concerning Nomad” and “Information Concerning Nomad After the Arrangement”.

The Meeting

The Meeting will be held on November 12, 2020 at 11:00 a.m. (Vancouver time) for the purposes set forth in the Notice of Meeting, including, among other matters, to consider and, if deemed advisable, to approve annual general meeting matters, the Arrangement and all related matters, giving effect to the transactions contemplated by the Arrangement Agreement.

The record date for determining the registered Shareholders for the Meeting is September 22, 2020. Please see “Particulars of Matters to be Acted Upon” for further information.

The Arrangement

The following summarizes, among other things, the principal elements of the Arrangement and related transactions, and the material terms of the Arrangement Agreement. A copy of the Arrangement Agreement is available under the Company’s SEDAR profile at www.sedar.com. Shareholders are urged to read the Arrangement Agreement in its entirety for a more complete description of the Arrangement. A copy of the Arrangement Agreement may also be obtained upon request without charge from Coral’s head office located at Suite 900 - 570 Granville Street, Vancouver, B.C., V6C 3P1 (Telephone: (604) 682-3701) during regular business hours.

On August 23, 2020, Coral and Nomad entered into the Arrangement Agreement pursuant to which Nomad will, among other things, acquire all outstanding Shares in exchange for the Consideration pursuant to the Plan of Arrangement. Upon completion of the Arrangement, Coral will become a wholly-owned subsidiary of Nomad.

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Principal Terms of the Arrangement

The principal features of the Arrangement may be summarized as follows (and such summary is qualified in its entirety by reference to the full text of the Plan of Arrangement and the Arrangement Agreement attached hereto as Schedule “B” and filed on SEDAR, respectively):

(a)	Each Share issued and outstanding at the Effective Time (other than those Shares held by Dissenting Shareholders that are ultimately entitled to be paid the fair value of their Shares, and Nomad and its affiliates) will be exchanged by the holder thereof for $0.05 plus 0.80 of Nomad Unit. Each whole Nomad Unit consists of one (1) Nomad Share and one-half of a Consideration Warrant.

(b)	Each Option to acquire Shares will be subject to accelerated vesting in accordance with Coral’s stock option plan, and the Optionholders are expected to enter into (and have executed) Option Exercise and Termination agreements with Coral prior to the Effective Date, pursuant to which the Optionholders will be required to exercise their Options prior to the Effective Date or, if they fail to do so, any and all outstanding and unexercised Options of Coral shall expire and be terminated as of the earlier of the date of the Final Order and November 3, 2020, provided that the Arrangement is completed.

The Consideration Warrants will be created and issued pursuant to the terms of the Warrant Indenture to be dated as of the Effective Date between Nomad and the Warrant Agent. The Warrant Indenture will contain provisions designed to protect holders of the Consideration Warrants against dilution upon the happening of certain events.

The full particulars of the Arrangement are contained in the Plan of Arrangement, a copy of which is attached as Schedule “B” hereto.

As of the date hereof, there are 524,526,327 Nomad Shares outstanding and there are 46,165,337 Shares outstanding. In addition, as of the date hereof, an aggregate of 4,032,500 Shares are issuable upon the exercise of the Options. After giving effect to the transactions contemplated by the Arrangement (assuming all of the Options are exercised and no Dissent Rights are exercised), there will be approximately 564,684,597 Nomad Shares outstanding, of which approximately 7.11% will be held by former Shareholders assuming no additional Nomad Shares are issued other than pursuant to the Arrangement.

No Shareholder will receive fractional Nomad Shares or fractional Consideration Warrants under the Plan of Arrangement and no cash will be paid in lieu thereof. Any fractions resulting from the Plan of Arrangement will be rounded down to the nearest whole number.

Effect of the Arrangement

Upon the completion of the Arrangement, it is expected that:

(a)	Nomad will have acquired all of the issued and outstanding Shares (including, for greater certainty, any Shares issued in connection with the exercise of Options prior to the Effective Time), other than those Shares held by Shareholders who have validly exercised their Dissent Rights, on the basis of $0.05 plus 0.80 of a Nomad Unit for each Share held;

(b)	there will be an aggregate of approximately 564,684,597 Nomad Shares issued and outstanding;

(c)	any Shareholder who validly exercises Dissent Rights will have transferred their Shares to Nomad for the consideration determined in accordance with the Dissent Rights as set out under the heading “Rights of Dissenting Shareholders”;

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(d)	current Shareholders will hold an aggregate of 40,158,270 Nomad Shares (assuming the full exercise of all Options) representing approximately 7.11% of the then issued and outstanding Nomad Shares; and

(e)	all outstanding and unexercised Options will expire and be terminated as of the earlier of the date of the Final Order and November 3, 2020.

As a result of the Arrangement, current Shareholders will hold Nomad Units and be issued the Consideration Cash. After completion of the Arrangement, Nomad will continue to operate as “Nomad Royalty Company Ltd.” and will continue to be listed on the TSX and quoted on the OTCQX and Frankfurt Stock Exchange. Coral will be amalgamated with the Purchaser Subco and will continue as the resulting amalgamated company and a wholly-owned subsidiary of Nomad, and Coral’s Shares will be delisted from the TSXV and will cease quotation on the OTBQX and Frankfurt Stock Exchange.

Background to the Arrangement

The provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted among representatives of Nomad and Coral and their respective legal advisors. A non-binding letter of intent was entered into by Coral and Nomad on July 18, 2020, and Coral hired the Company Board Financial Advisor on July 20, 2020. On August 7, 2020, the Board engaged the Fairness Opinion Advisor to evaluate the proposal by Nomad and provide the Fairness Opinion. After arm’s length negotiations between Coral and Nomad and their respective legal advisors, and input from the Company Board Financial Advisor and the Fairness Opinion Advisor, the Arrangement Agreement was executed on August 23, 2020, and Coral and Nomad issued a joint press release announcing the Arrangement on August 24, 2020.

For more detailed information, see “The Arrangement - Background to the Arrangement” and the Plan of Arrangement attached to this Circular as Schedule “B”.

Benefits of the Arrangement

The Board and management of Coral believe that the Arrangement is fair to the Shareholders and in the best interest of Coral and that the Arrangement provides a number of benefits for the Shareholders including, but not limited to, the following:

1.	the Consideration represents a significant premium on the market price of the Shares based on Nomad and Coral’s respective August 21, 2020 closing prices on the TSX and TSXV;

2.	the Arrangement provides Shareholders of Coral with exposure to Nomad’s diversified portfolio of royalties, streams and gold loans, including the Robertson Royalty;

3.	as Nomad continues to scale its business and grow its portfolio, the Nomad Shares may continue to appreciate in value (although there can be no assurance this will occur, as the Nomad Shares may decrease in value); and

4.	Nomad’s portfolio of assets provides a diversified source of free cash flow which have the potential to pay dividends to its shareholders.

Please see “The Arrangement - Benefits of the Arrangement”, “Information Concerning Nomad - General Development of the Business” and “Information Concerning Nomad After the Arrangement” for further information.

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Conditions to the Arrangement

The obligations of Coral and Nomad to complete the Arrangement under the Arrangement Agreement are subject to the satisfaction or waiver of certain mutual conditions, including, among others:

1.	the Arrangement Resolution being approved by the Shareholders at the Meeting;

2.	the Final Order being granted by the Court; and

3.	the approval of the TSXV and TSX to the Arrangement and the additional listing of the Nomad Shares, Consideration Warrants, and Nomad Shares issuable pursuant to the Consideration Warrants, respectively, subject to the satisfaction of standard listing conditions.

The obligations of Nomad to complete the Arrangement under the Arrangement Agreement are also subject to the satisfaction or waiver of certain conditions, including, among others:

1.	holders of no more than 5% of the outstanding Shares shall have exercised dissent rights; and

2.	the execution and delivery of the Lock-Up Agreement and the Option Exercise and Termination Agreements.

Please see “The Arrangement - Arrangement Agreement - Conditions to the Arrangement” for further information.

Non-Solicitation and Termination of the Arrangement Agreement

Until the date of termination of the Arrangement Agreement, Coral agrees that it will not directly or indirectly through any officer, director, employee, representative, counsel, advisor or agent, as the case may be, take any action to solicit, assist or encourage an Acquisition Proposal relating to, and will not initiate, continue or otherwise participate in any discussions or negotiations with a third party regarding, or furnish to any third party any information with respect to, enter into any form of agreement, arrangement or understanding with any third party with respect to, or otherwise co-operate in any way with or assist or participate in, or facilitate or encourage any effort or attempt by, any third party with respect to an Acquisition Proposal. Further, specific conditions apply to any unsolicited Superior Proposal received by the Company and the Company’s ability to accept a Superior Proposal.

In addition to the circumstances set forth above, the Arrangement Agreement may also be terminated prior to the Effective Date, by the mutual agreement of the Parties, by either Party in the event the Effective Date has not occurred by November 30, 2020, by either Party in the event that the Shareholders do not approve the Arrangement, or by one Party in the event the other Party continues in material breach of any material term of the Arrangement Agreement for a period of 30 days following receipt of notice of such breach. Coral may be required to pay Nomad a termination fee in accordance with the terms of the Arrangement Agreement. For additional information regarding the foregoing, please see “The Arrangement - Arrangement Agreement”.

Fairness Opinion

In deciding to approve the Arrangement Agreement and the terms of the Arrangement, the Board considered, among other things, the Fairness Opinion. The Fairness Opinion concludes that, as of September 14, 2020, the Arrangement is fair to the Shareholders from a financial point of view. The Fairness Opinion sets forth certain assumptions made, matters considered and limitations on the review undertaken in connection with the opinion. The Fairness Opinion is not and should not be construed as a valuation of Nomad or Coral or their respective assets or securities or as a recommendation to any Shareholder to vote in favour of the Arrangement Resolution. See “The Arrangement - Fairness Opinion” for further information. The Fairness Opinion a copy of which is attached as Schedule ”G” to this Circular.

5

Recommendations of the Boards of Directors

The Board has considered the proposed Arrangement with Coral on the terms and conditions as provided in the Arrangement Agreement and has unanimously determined that the Arrangement is in the best interests of Coral and is fair to the Shareholders. The Board unanimously recommends that Shareholders vote in favour of the Arrangement.

Please see “The Arrangement - Recommendation of the Board of Directors” for further information.

Procedure for Arrangement Becoming Effective

Procedural Steps

The Arrangement shall be carried out pursuant to the BCBCA. Aside from the terms of the Interim Order which was obtained from the Court on October 8, 2020 and attached hereto as Schedule “D”, the following procedural steps must be taken in order for the Arrangement to become effective:

1.	the Arrangement must be approved by the Shareholders by special resolution of at least 2/3 majority of those who vote in person or by proxy, and by a majority of the minority shareholders;

2.	if approved by the Shareholders a hearing before the Court must be held to approve the Arrangement; and

3.	the Final Order must be issued by the Court.

Please see “The Arrangement - Procedure for the Arrangement to Become Effective” for additional information.

Shareholder Approvals

Pursuant to the BCBCA and the articles of Coral, the Arrangement Resolution approving the Arrangement and the Arrangement Agreement must be passed, with or without variation, by two-thirds of all votes cast with respect to the Arrangement Resolution by the Shareholders, present in person or by proxy at the Meeting.

Pursuant to MI 61-101, the Arrangement Agreement must also be passed by the majority of the minority Shareholders.

All of the directors and officers have entered into the Support Agreement with Nomad whereby they have agreed not to dispose of any of the Shares that they own, directly or indirectly, or have control or direction over, as well as any new Shares they may acquire, pending completion of the Arrangement, and to vote all such Shares in support of the Arrangement. The directors and officers currently own, directly or indirectly, or have control or direction over 18,216,484 Shares, representing about 39.5% of the total issued Shares of Coral.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board, without further notice to or approval of the Shareholders, subject to the terms of the Arrangement, to decide not to proceed with the Arrangement and to revoke such Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the BCBCA.

If more than 5% of the Shares become the subject of Dissent Rights, the Arrangement may be terminated.

Please see “The Arrangement - Shareholder Approvals” for further information.

6

Court Approval

The Arrangement under the BCBCA requires the approval of the Court. Prior to the mailing of the Circular, Coral obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters relating to the Arrangement. A copy of the Interim Order is attached hereto as Schedule “D”.

Provided that the Arrangement is approved by the requisite majority of the Shareholders and certain other conditions are met, Coral will make application to the Court via telephone conference for the Final Order at 9:45 a.m. (Vancouver time) (or so soon thereafter as legal counsel can be heard) on November 16, 2020 at the Court House, 800 Smithe Street, Vancouver, British Columbia. At the hearing for the Final Order any security holder or creditor of Coral has the right to appear, be heard and present evidence if such person is of the view that his or her interests may be prejudiced by the Arrangement. A copy of the Notice of Hearing of Petition for the Final Order and a copy of the Petition are attached hereto as Schedule “E” (see also Schedule “D” - Interim Order and “The Arrangement - Court Approvals”).

Regulatory Approvals

The Shares are currently listed for trading on the TSXV and Coral is a reporting issuer in the provinces of British Columbia, Alberta and Ontario. Coral must obtain all necessary approvals of the TSXV to the Arrangement. Coral received conditional approval of the TSXV subject to standard conditions for a transaction of this kind for the Arrangement and for the related transactions described in this Circular on October 2, 2020. Coral may not complete the Arrangement and such related transactions until the TSXV is in a position to provide its final approval.

The Nomad Shares are currently listed for trading on the TSX and Nomad is a reporting issuer in all provinces of Canada. Nomad must obtain all necessary approvals of the TSX for the listing of the Nomad Shares and Consideration Warrants issuable pursuant to the Arrangement as well as the Nomad Shares issuable pursuant to the exercise of the Consideration Warrants. Nomad received conditional approval of the TSX on October 2, 2020 for the listing of the Nomad Shares and Consideration Warrants issuable pursuant to the Arrangement as well as the Nomad Shares issuable pursuant to the exercise of the Consideration Warrants subject to Nomad fulfilling all of the standard requirements of the TSX.

Shareholders should be aware that Coral cannot provide any assurances that such final approvals will be obtained.

Securities Laws Information for Canadian Shareholders

The issuances of the Nomad Units pursuant to the Arrangement will be exempt from the registration and prospectus requirements of Canadian securities legislation. The Nomad Units may be resold in each of the provinces and territories of Canada, without significant restriction, provided the trade is not by a Control Person, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale. Any Shares, which as of the Effective Time, contain a hold period or resale restrictions upon such securities will not be subject to resale restrictions upon their exchange to Nomad Units, since Nomad has been a reporting issuer in Canada for over 4 months preceding the Effective Date. For further information, see “The Arrangement - Resale of Nomad Units.”

7

Exchange of Share Certificates

For the completion of the Arrangement, Coral has mailed the Letter of Transmittal to its registered Shareholders for the surrender of certificates which as of the Effective Date will formerly represent Shares for use in exchanging the Shares certificates for certificates representing Nomad Units and the Cash Consideration. The Letter of Transmittal contains complete instructions on how such persons are to exchange their securities. Registered Shareholders should read and follow these instructions. The Letter of Transmittal, when properly completed and delivered together with certificates representing the applicable Shares and all other required documents, will enable former registered shareholders to obtain the certificates or DRS advice-statements for Nomad Shares and Consideration Warrants, and to receive the Consideration Cash. Certificates or DRS advice-statements representing Nomad Shares and Consideration Warrants, and cheques representing the Consideration Cash, will be mailed to Shareholders as soon as is practicable following receipt by the Depositary of a completed Letter of Transmittal and other required documents at the address specified in such Letter of Transmittal. If requested, certificates or DRS advice-statements and Consideration Warrants and cheques may be picked up by the holder at the office of the Depositary.

Right to Dissent

Shareholders are entitled to dissent pursuant to strict compliance with Sections 237 through 247 of the BCBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement, if such Shareholders give notice that they object to the Arrangement and Coral proceeds to make the Arrangement effective. The BCBCA also provides an appraisal remedy as the Dissenting Shareholders may apply to court for a determination of the fair value of their Shares. See Schedule “C” attached hereto for the full text of Sections 237 through 247 of the BCBCA, Schedule “B” attached hereto for the Plan of Arrangement and Schedule “D” attached hereto for the Interim Order.

The statutory provisions dealing with the Dissent Rights are technical and complex. A Dissenting Shareholder should obtain independent legal advice with respect to the exercise of their Dissent Rights to ensure strict compliance with the Dissent Rights procedures.

Non-registered Shareholders who are not the holder of record of their Shares may not directly exercise Dissent Rights in respect of the Arrangement Resolution, and must, in such cases, have the registered Shareholder, such as a broker, agent, Intermediary or other nominee, submit the written Dissent Notice in respect of the Arrangement Resolution with respect to all the Shares held by such non-registered Shareholder. To exercise Dissent Rights, a registered Shareholder must dissent with respect to all Shares of which it is the beneficial owner. A Shareholder ceases to be a Dissenting Shareholder if such shareholder votes or instructs a proxyholder to vote any Shares in favour of the Arrangement Resolution.

The notice and dissent procedure requirements MUST BE STRICTLY OBSERVED. One of the conditions to the consummation of the Arrangement is that Dissent Notices are not received for a number of the Shares in excess of 5% of Coral’s issued and outstanding common shares because that may make the Arrangement, in the opinion of Coral and Nomad, impractical or no longer in the best interests of Coral or Nomad. See “Dissent Rights” for further information.

Canadian Federal Income Tax Considerations

Please refer to the summary of Canadian federal income tax considerations contained in this Circular set forth under “Canadian Federal Income Tax Considerations”. All Shareholders should consult their own tax advisers for advice with respect to their own particular circumstances.

U.S. Federal Income Tax Advisory

Please refer to the summary of United States federal income tax considerations contained in this Circular set forth under “United States Income Tax Considerations”. Shareholders resident in the United States should consult their own tax advisers for advice with respect to the application of U.S. tax law to an exchange of their Shares for the Consideration.

8

Interest of Insiders, Promoters or Control Persons

The chart below indicates the total number of Shares and the percentage of such issued and outstanding Shares held by insiders, promoters and Control Persons of Coral as of the Record Date, as well as the expected number of Nomad Units and the percentage of such issued and outstanding Nomad Units and Consideration Cash to be held by insiders, promoters and Control Persons of Coral following completion of the Arrangement (and assuming the full exercise of their Options):

Name and Position	Number of Shares Held	Number of Options Held	Percentage of Issued and Outstanding Shares	Number of Nomad Units Post – Arrangement(1)	Percentage of Nomad Shares Post- Arrangement(2)	Consideration Cash ($)(3)
Ronald Andrews, Chairman and Director	821,500(4)	500,000	1.8%	1,057,200	Less than 1.0%	$66,075.00
Andrew Kaplan, Director	575,000	450,000	Less than 1.0%	820,000	Less than 1.0%	$51,250.00
Russell Price, Director	Nil	350,000	Nil	280,000	Less than 1.0%	$17,500.00
David Wolfin, President, CEO and Director	16,789,984(5)	1,500,000(6)	36.4%	14,631,987	2.6%	$914,499.20
Nathan Harte, CFO	30,000	105,000	Less than 1.0%	108,000	Less than 1.0%	$6,750.00
Dorothy Chin, Corporate Secretary	Nil	200,000	N/A	160,000	Less than 1.0%	$10,000.00

___________

(1)	Including Nomad Unit which will be issued upon the insider’s exercise of any Options held.
(2)	On a non-diluted basis, not including any Consideration Warrants.
(3)	Assuming the exercise of all Options held.
(4)

Of which 52,000 shares are held by the Andrews Trust but Mr. Andrews has control or direction over them; and 150,000 shares are held by West Wind Property, Inc., a private company controlled by Mr. Andrews.

(5)

Of which 400,750 shares are held by Mr. Wolfin’s spouse but Mr. Wolfin has control or direction over them; 153,750 shares are held by the Estate of Louis Woflin, but Mr. Wolfin has control or direction over them; 6,315,102 shares are held by Frobisher Securities Limited, 7,563,813 shares are held by Intermark Capital Corporation and 449,365 shares are held by Oniva International Services Corporation, all three companies are private companies controlled by Mr. Wolfin; and 1,389,904 shares are held by the Joan Wolfin Alter Ego Trust No. 1, but Mr. Wolfin has control or direction over them.

(6)	Held by Intermark Capital Corporation.

Pursuant to their compensation agreements, the following directors and officers will also receive change of control payments upon completion of the Arrangement as described below:

Name and Position	Amount of Change of Control Payment
Intermark Capital Corporation(1)	$1,000,000
Nathan Harte, CFO	$250,000
Dorothy Chin, Corporate Secretary	$250,000

_________________

(1)	A private company owned by David Wolfin, a director and the President & CEO of Coral.

See: “MI 61-101 Protection of Minority Security Holders in Special Transactions”, below for further details.

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Interests of Experts

To the best of Coral’s and Nomad’s knowledge, no direct or indirect interest in Nomad or Coral is held or will be received by any experts, except as described under “General Information - Experts”.

Timing

It is anticipated that the Arrangement will become effective after the requisite approval of the Shareholders, Court and regulatory approvals have been obtained and all other conditions to the Arrangement have been satisfied or waived. It is currently anticipated that the Arrangement will become effective on or before November 19, 2020.

Risk Factors

Nomad should be considered as a highly speculative investment and the transactions contemplated herein should be considered of a high-risk nature. In considering whether to vote for the approval of the Arrangement, Shareholders should carefully consider these risk factors, together with other information included in this Circular, before deciding whether to approve the Arrangement. For a description of material risk factors affecting the Nomad Shares upon completion of the Arrangement, see “Risk Factors”.

Accompanying Documents

This Circular is accompanied by several Schedules which are incorporated by reference into, form an integral part of, and should be read in conjunction with this Circular. It is recommended that Shareholders read this Circular and the attached Schedules in their entirety, as well as any documents incorporated by reference.

10

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of Coral for use at the Meeting. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by directors, officers or employees of Coral. Costs of the solicitation of proxies for the Meeting will be borne by Coral. In addition to the use of mail, proxies may be solicited by personal interviews, personal delivery, telephone or any form of electronic communication or by directors, officers and employees of Coral who will not be directly compensated therefor. Coral has retained the services of Laurel Hill Advisory Group to act as proxy solicitation agent for a fee of $32,500 plus reasonable additional out of pocket expenses. Coral has arranged for intermediaries to forward meeting materials to beneficial owners of the Shares held of record by those intermediaries and Coral may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxy

Accompanying this Circular are forms of proxy for the registered Shareholders. The individuals named in the accompanying forms of proxy are directors or officers of Coral. A Shareholder has the right to appoint a person (who need not be a Shareholder of Coral) to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed applicable instrument of proxy. To exercise this right, a Shareholder must strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided or complete another instrument of proxy.

The completed instrument of proxy must be dated and signed and the duly completed instrument of proxy must be deposited at Coral’s transfer agent, COMPUTERSHARE INVESTOR SERVICES INC. no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. The mailing address for proxies is:

Computershare Investor Services Inc.
100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 Fax number: 1-866-249-7775
Vote by Phone: Registered Shareholders: 1-866-732-VOTE (8683)
Beneficial Shareholders: 1-866-734-VOTE (8683)

Vote Online: www.investorvote.com

The instrument of proxy must be signed by the Shareholder or by his duly authorized attorney. If signed by a duly authorized attorney, the instrument of proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the Shareholder is a corporation, the instrument of proxy must be signed by a duly authorized attorney, officer, or corporate representative, and must be accompanied by the original power of attorney or document whereby the duly authorized officer or corporate representative derives his power, as the case may be, or a notarially certified copy thereof.

The articles of Coral confer discretionary authority upon the chairman of the meeting to accept proxies which do not strictly conform to the foregoing requirements and certain other requirements set forth in the articles of Coral.

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Voting by Proxy and Exercise of Discretion

On any poll, the persons named in the enclosed instrument of proxy will vote the Shares in respect of which they are appointed and, where directions are given by the Shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the instrument of proxy, it is intended that Shares will be voted in favour of the motions proposed to be made at the Meeting, as stated under the headings in this Circular. The instrument of proxy enclosed, when properly signed, confers discretionary authority to the nominee with respect to amendments or variations to any matters identified in the applicable notice of meeting, and other matters which may be properly brought before the Meeting. At the time of printing of this Circular, the management of Coral is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

Revocation of Proxies

Any registered Shareholder who has returned a proxy may revoke it at any time before it has expired. In addition to revocation in any other manner permitted by law, a Shareholder may revoke a proxy either by (a) signing a proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the place and within the time aforesaid or with the chairman of the meeting on the day of such meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the meeting as a Shareholder present in person, whereupon such proxy is deemed to have been revoked. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders (as defined below under “Non-Registered Holders of Shares”) who wish to change their vote must arrange for their respective intermediaries to revoke the proxy on their behalf.

Non-Registered Holders of Shares

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are “non-registered” Shareholders (“Non-Registered Holders”) because the Shares they own are not registered in their names but are instead registered in the name of the Intermediary through which they purchased their Shares. In addition, a person is not a registered Shareholder in respect of Shares which are held on behalf of that person but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) of the Canadian Securities Administrators, Coral have distributed copies of the notice of meeting, this Circular and the instruments of proxy (collectively, the “Proxy Solicitation Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

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Intermediaries are required to forward the Proxy Solicitation Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them under NI 54-101. Very often, Intermediaries will use service companies, such as Broadridge, to forward the Proxy Solicitation Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Proxy Solicitation Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by facsimile, stamped signature), which is restricted as to the number of securities beneficially owned by the Non-Registered Holder but which is otherwise incomplete. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Investor Services Inc. or Coral, as provided above; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company (such as Broadridge), will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one-page pre-printed form. In the alternative, instead of the one-page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company. Additionally, Coral may utilize Broadridge’s QuickVoteTM service to assist eligible Shareholders with voting their shares directly over the phone.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of Shares which they beneficially own. Should a Non-Registered Holder who received one of the above-mentioned forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert their own name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary or its agents, including those regarding when and where the proxy or proxy authorization form is to be delivered.

In the event that any Non-Registered Shareholder wish to appoint a person other than the management’s choices for proxy holder, the Non-Registered Shareholder should contact their Intermediary and instruct their Intermediary who they would like to appoint as their proxy holder, and have their Intermediary cross out the names of the management’s nominees and insert the name of the person they wish to appoint as their proxyholder on their form of proxy or VIF.

Requisite Shareholder Approvals

Each Shareholder of record at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting.

As of the Record Date, Coral had 46,165,337 Shares issued and outstanding. The Shareholders are entitled to one vote for each Share held in respect of the Arrangement Resolution.

In order to be effective, the Arrangement Resolution to be submitted to the Shareholders at the Meeting must be approved by the affirmative vote of at least two-thirds of the votes cast thereon under the BCBCA, as well as a simple majority of the minority shareholders pursuant to MI 61-101.

A quorum at the Meeting will consist of any two shareholders, or one or more proxyholder representing two (2) shareholders, or one (1) shareholder and a proxyholder representing another shareholder entitled to vote at the Meeting.

13

Interest of Certain Persons in Matters to be Acted Upon

Other than as disclosed elsewhere in this Circular and as set forth below, no informed person, none of the directors or senior officers of Coral, none of the persons who have been directors or senior officers of Coral since the commencement of Coral’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

The chart below indicates the total number of Shares and the percentage of such issued and outstanding Shares held by insiders, promoters and Control Persons of Coral as of the Record Date, as well as the expected number of Nomad Units and the percentage of such issued and outstanding Nomad Units and Consideration Cash to be held by insiders, promoters and Control Persons of Coral following completion of the Arrangement (and the full exercise of their Options):

Name and Position	Number of Shares Held	Number of Options Held	Percentage of Issued and Outstanding Shares	Number of Nomad Units Post – Arrangement(1)	Percentage of Nomad Shares Post- Arrangement(2)	Consideration Cash(3)
Ronald Andrews, Chairman and Director	821,500(4)	500,000	1.8%	1,057,200	Less than 1.0%	$66,075.00
Andrew Kaplan, Director	575,000	450,000	Less than 1.0%	820,000	Less than 1.0%	$51,250.00
Russell Price, Director	Nil	350,000	Nil	280,000	Less than 1.0%	$17,500.00
David Wolfin, President, CEO and Director	16,789,984(5)	1,500,000(6)	36.4%	14,631,987	2.6%	$914,499.20
Nathan Harte, CFO	30,000	105,000	Less than 1.0%	108,000	Less than 1.0%	$6,750.00
Dorothy Chin, Corporate Secretary	Nil	200,000	N/A	160,000	Less than 1.0%	$10,000.00

_______________

(1)	Including Nomad Unit which will be issued upon the insider’s exercise of any Options held.
(2)	On a non-diluted basis, not including any Consideration Warrants.
(3)	Assuming the exercise of all Options held.
(4)

Of which 52,000 shares are held by the Andrews Trust but Mr. Andrews has control or direction over them; and 150,000 shares are held by West Wind Property, Inc., a private company controlled by Mr. Andrews.

(5)

Of which 400,750 shares are held by Mr. Wolfin’s spouse but Mr. Wolfin has control or direction over them; 153,750 shares are held by the Estate of Louis Woflin, but Mr. Wolfin has control or direction over them; 6,315,102 shares are held by Frobisher Securities Limited, 7,563,813 shares are held by Intermark Capital Corporation and 449,365 shares are held by Oniva International Services Corporation, all three companies are private companies controlled by Mr. Wolfin; and 1,389,904 shares are held by the Joan Wolfin Alter Ego Trust No. 1, but Mr. Wolfin has control or direction over them.

(6)	Held by Intermark Capital Corporation

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Pursuant to their compensation agreements, the following directors and officers will also receive change of control payments upon completion of the Arrangement as described below:

Name and Position	Amount of Change of Control Payment
Intermark Capital Corporation(1)	$1,000,000
Nathan Harte, CFO	$250,000
Dorothy Chin, Corporate Secretary	$250,000

____________

(1)	A private company owned by David Wolfin, a director and the President & CEO of Coral.

See: “MI 61-101 Protection of Minority Security Holders in Special Transactions”, below for further details.

As at the date of this Circular, none of the directors and officers of Coral hold any Nomad Shares, or rights to acquire Nomad Shares.

Indebtedness of Directors, Executive Officers and Senior Officers

No person who is or at any time during the most recently completed financial year was a director, executive officer or senior officer of Coral, and no associate of any of the foregoing persons has been indebted to Coral at any time since the commencement of Coral’s last completed financial year.

Record Date

Only Shareholders of record on the close of business on September 22, 2020, who either personally attend the Meeting, or who complete and deliver an instrument of proxy in the manner and subject to the provisions set out under the heading “Appointment of Proxy” and “Revocation of Proxies” will be entitled to have his or her Shares voted at the Meeting, or any adjournment thereof.

Principal Shareholders

To the knowledge of the directors and senior officers of Coral as of the date hereof, no person owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of Coral, other than:

Name	Number of Voting Shares	Percentage
David Wolfin	16,789,984(1)	36.4%

______________

(1)	Of which 400,750 are held by Mr. Wolfin’s spouse but Mr. Wolfin has control or direction over them; 153,750 are held by the Estate of Louis Woflin, but Mr. Wolfin has control or direction over them; 6,315,102 are held by Frobisher Securities Limited, 7,563,813 are held by Intermark Capital Corporation and 449,365 are held by Oniva International Services Corporation, all three companies are controlled by Mr. Wolfin; and 1,389,904 are held by the Joan Wolfin Alter Ego Trust No. 1, but Mr. Wolfin has control or direction over them.

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PARTICULARS OF MATTERS TO BE ACTED UPON

TO THE KNOWLEDGE OF THE COMPANY’S DIRECTORS, THE ONLY MATTERS TO BE PLACED BEFORE THE MEETING ARE THOSE REFERRED TO IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

Additional detail regarding each of the matters to be acted upon at the Meeting is set forth below.

I.	Financial Statements

The audited consolidated financial statements of the Company for the years ended January 31, 2020 and 2019 (the “Financial Statements”), together with the auditor’s report thereon, will be presented to the shareholders at the Meeting. The Financial Statements, together with the auditor’s report thereon, are being mailed to the shareholders of record separately.

Copies of all previously issued annual and quarterly financial statements and related Management Discussions and Analysis are available to the public on the SEDAR website at www.sedar.com and on Coral’s website at www.coralgold.com. Hard copies of the Audited Annual Financial Statements and Management Discussion and Analysis will be available to shareholders free of charge upon request.

II.	Appointment of Auditor

Management proposes the appointment of Manning Elliott LLP, as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration. Manning Elliott, Chartered Professional Accountants have been the Company’s Auditors since 2013.

In the absence of instructions to the contrary the shares represented by proxy will be voted in favour of a resolution to appoint Manning Elliott LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year, at a remuneration to be fixed by the Board of Directors, unless the Shareholder has specified in the Shareholder’s proxy that the Shareholder’s Shares are to be withheld from voting on the appointment of the auditor.

III.	Election of Directors

The board of directors of the Company (the “Board” or the “Board of Directors”) currently consists of four (4) directors, all of whom are elected annually. The term of office for each of the present directors of the Company expires at the Meeting. All of the current directors of the Company will be standing for re-election. It is proposed that the number of directors for the ensuing year be fixed at four (4) subject to such increases as may be permitted by the Articles of the Company. At the Meeting, the Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution fixing the number of directors to be elected at the Meeting at four (4).

It is proposed that the persons named below will be nominated at the Meeting. Each director elected will hold office until the next Annual General Meeting of the Company or until his successor is duly elected or appointed pursuant to the Articles of the Company unless his office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) or the Company’s Articles.

It is the intention of the management designees, if named as proxy, to vote for the election of the said persons to the Board of Directors, unless the Shareholder has specified in its proxy that its Shares are to be withheld from voting on the election of directors. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following information relating to the nominees for election to the Board of Directors is based on information received by the Company from said nominees:

Ronald Andrews(1)(2)(3)(4) Washington, United States Director since January 12, 2010 Chairman since July 18, 2019 Common Shares: 821,500(5)	Owner and operator of Andrews Orchards, president of West Wind Property Inc. and Director of Avino Silver & Gold Mines Ltd.

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David Wolfin(1) British Columbia, Canada Director since September 5, 1997 President since July 17, 2007 CEO since June 28, 2010 Common Shares: 16,789,984(6)	Mining Executive; Officer and/or Director of several reporting issuers
Andrew Kaplan(1)(2)(3)(4) New Jersey, United States Director since July 16, 2012 Common Shares: 575,000	Business Consultant
Russell Price(1)(2) Washington, United States Director since July 23, 2018 Common Shares: Nil	Senior Account Executive and Resource Specialist at Nelson Securities Inc, and licensed professional geologist.

(1)	Information as to the Province or State of residence, principal occupation, and shares beneficially owned, directly or indirectly, or controlled or directed, has been furnished by the respective directors.
(2)	Member of the audit committee.
(3)	Member of the Governance & Nominating Committee.
(4)	Member of the Compensation Committee.
(5)	Of which 52,000 shares are held by the Andrews Trust but Mr. Andrews has control or direction over them; and 150,000 shares are held by West Wind Property, Inc., a private company controlled by Mr. Andrews.
(6)	Of which 400,750 shares are held by Mr. Wolfin’s spouse but Mr. Wolfin has control or direction over them; 153,750 shares are held by the Estate of Louis Woflin, but Mr. Wolfin has control or direction over them; 6,315,102 shares are held by Frobisher Securities Limited, 7,563,813 shares are held by Intermark Capital Corporation and 449,365 shares are held by Oniva International Services Corporation, all three companies are private companies controlled by Mr. Wolfin; and 1,389,904 shares are held by the Joan Wolfin Alter Ego Trust No. 1, but Mr. Wolfin has control or direction over them.

All the nominees are residents of the United States, except for David Wolfin, who resides in Canada. The Company has an Audit Committee, Governance & Nominating Committee, and Compensation Committee, the members of which are set out above.

In the event that the Arrangement is completed, and pursuant to the terms of the Arrangement Agreement, all of the nominees elected at the Meeting will resign on the Effective Date in favour of the nominees of Nomad.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, no director or proposed director of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)	was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

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On May 6, 2019, a Cease Trade Order was issued by the Ontario Securities Commission and the British Columbia Securities Commission to Berkley Renewable Inc., (“Berkley”) of which Ron Andrews was a director. Berkley was cease traded for failing to file audited financial statements for its 2018 fiscal year, and such order has not yet been rescinded.  Mr. Andrews’ directorship with Berkley ceased on May 15, 2019.

Individual Bankruptcies

To the knowledge of the Company, no director or proposed director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

To the knowledge of the Company, no proposed director of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

IV.	Stock Option Plan

The Company has a rolling stock option plan (the “Stock Option Plan” or “Plan”) authorizing the issuance of incentive stock options to directors, officers, employees and consultants to an aggregate of 10% of the issued shares from time to time. The TSXV require the approval of the Stock Option Plan by the Company’s “disinterested shareholders” (as defined below) on an annual basis. There are currently 46,165,337 Shares issued and outstanding, and therefore the current 10% threshold is 4,616,533 Shares available for incentive stock option grants under the Stock Option Plan. The material terms of the Plan remain the same.

Incentive stock options under the Stock Option Plan may be granted by the Board of Directors to eligible persons, who are directors, officers or consultants of the Company or its subsidiaries (if any), or who are employees of a company providing management services to the Company, or who are eligible charitable organizations. Stock options may be granted under the Stock Option Plan with a maximum exercise period of up to ten (10) years, as determined by the Board of Directors of the Company.

The Stock Option Plan will limit the number of stock options which may be granted to any one individual to not more than 5% of the total issued shares of the Company in any 12-month period (unless otherwise approved by the disinterested shareholders of the Company), and not more than 10% of the total issued shares to all insiders at any time or granted over any 12-month period. The number of options granted to any one consultant or person employed to provide investor relations activities in any 12-month period must not exceed 2% of the total issued shares of the Company. Any stock options granted under the Stock Option Plan will not be subject to any vesting schedule, unless otherwise determined by the Board of Directors or required by the policies of the TSXV.

Options under the Plan must be granted at an exercise price which is at or above the current discounted market price (as defined under the policies of the TSXV) on the date of the grant. In the event of the death or permanent disability of an optionee, any option granted to such optionee will be exercisable upon the earlier of 365 days from the date of death or permanent disability, or the expiry date of the option. In the event of the resignation, or the termination or removal of an optionee without just cause, any option granted to such optionee will be exercisable for a period of 90 days thereafter. In the event of termination for cause, any option granted to such optionee will be cancelled as at the date of termination.

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A copy of the Plan will be made available at the Company’s head office located at Suite 900 - 570 Granville Street, Vancouver, British Columbia V6C 3P1, until 4:00 p.m. Pacific Standard Time on the business day immediately preceding the date of the Meeting.

The Stock Option Plan must be approved by a majority of the “disinterested shareholders” entitled to vote present in person or by proxy at the Meeting, and be accepted for filing by the TSXV. “Disinterested shareholders” mean all shareholders of the Company who are not directors, officers, promoters, or other insiders of the Company, or their associates or affiliates, as such terms are defined under the Securities Act (British Columbia).

To the knowledge of the Company, shareholders who are ineligible to vote on the approval of the Stock Option Plan and their respective shareholdings are as follows:

Name of Insider, Associate or Affiliate	Number of Shares
Ronald Andrews	821,500(1)
Andrew Kaplan	575,000
Russell Price	Nil
David Wolfin	16,789,984(2)
Nathan Harte	30,000
Dorothy Chin	Nil

(1)

Of which 52,000 shares are held by the Andrews Trust but Mr. Andrews has control or direction over them; and 150,000 shares are held by West Wind Property, Inc., a private company controlled by Mr. Andrews.

(2)

Of which 400,750 shares are held by Mr. Wolfin’s spouse but Mr. Wolfin has control or direction over them; 153,750 shares are held by the Estate of Louis Woflin, but Mr. Wolfin has control or direction over them; 6,315,102 shares are held by Frobisher Securities Limited, 7,563,813 shares are held by Intermark Capital Corporation and 449,365 shares are held by Oniva International Services Corporation, all three companies are private companies controlled by Mr. Wolfin; and 1,389,904 shares are held by the Joan Wolfin Alter Ego Trust No. 1, but Mr. Wolfin has control or direction over them.

In the event that annual disinterested shareholder approval is not obtained at the Meeting, the Company will implement a new fixed stock option plan for up to 10% of the Company’s issued shares (which does not require shareholder approval), and any existing option grants under the Stock Option Plan as previously approved by the disinterested shareholders of the Company at the last Annual General Meeting will not be affected.

V.	The Arrangement

Nomad and Coral entered into the Arrangement Agreement providing for the completion of the Arrangement. The Arrangement is subject to certain other conditions set forth in the Arrangement Agreement, a copy of which is available to be viewed on SEDAR at www.sedar.com. For additional information concerning the Arrangement, please see “The Arrangement”.

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, approve the Arrangement Resolution set forth in Schedule “A” hereto to approve the Arrangement.

The Arrangement Resolution must be approved by two-thirds of votes cast at the Meeting, as a majority of the minority Shareholders as contemplated by MI 61-101. It is the intention of the persons named in the enclosed proxy, in the absence of instructions to the contrary, to vote the proxy in favour of the Arrangement Resolution.

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THE ARRANGEMENT

Purpose of the Arrangement

The Arrangement will result in the acquisition of Coral by Nomad, and the sale of all Shares held by the Shareholders in exchange for the Consideration, and Coral will become a wholly-owned subsidiary of Nomad, pursuant to Coral’s amalgamation with Purchaser Subco.

Please see “Information Concerning Nomad - General Development of the Business” and “Information Concerning Nomad After the Arrangement” for further information.

Following completion of the Arrangement, Shareholders will hold Nomad Units and Consideration Cash, and Nomad will hold the business and assets of Coral.

Description of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached as Schedule “B” to this Circular and the Arrangement Agreement, a copy of which is available on SEDAR at www.sedar.com.  A copy of the Arrangement Agreement may also be obtained on request without charge from Coral’s head office located at Suite 900 - 570 Granville Street, Vancouver B.C., V6C 3P1 (Telephone: (604) 682-3701) during regular business hours.  Each of these documents should be read carefully in their entirety.

Treatment of Options

The vesting of all outstanding Options disclosed to Nomad in the Arrangement Agreement will be accelerated pursuant to the terms of the Stock Option Plan. It is a condition in favor of Nomad and the Company will use all reasonable efforts to obtain an Option Exercise and Termination Agreement signed by each holder of Options, which have been obtained. Such agreement provides that holders of Options shall exercise or surrender their Options on or before the Effective Time. Each Option may be exercised prior to the Effective Date and any remaining unexercised Options by the Effective Date shall be terminated in accordance with the terms of the Stock Option Plan and the corresponding Option Exercise and Termination Agreement.

Background to the Arrangement

The provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted among representatives of Nomad and Coral and their respective legal advisors.

Coral completed the sale of the Robertson Property to Barrick Cortez Inc. (“Barrick”) on June 7, 2017, and was granted the Robertson Royalty at that time.  From June 2017 until the present, Barrick has reported on a quarterly basis to Coral, has completed verification drilling, and has proceeded with its permitting and other evaluation and development activities to potentially incorporate the Robertson Property into its commercial operations.

Between October 2017 and July 2020, Coral has entered into confidentiality agreements with seven different royalty companies, including Nomad in March, 2020, following a meeting between the two companies in Toronto during PDAC.  All interested parties conducted their own independent reviews of the business, assets, liabilities and prospects of Coral and in certain instances, Coral conducted reciprocal due diligence.

From April, 2020 to August, 2020, members of the management team of Coral had various meetings and telephone discussions with the Board and management of Nomad regarding the possibility and terms of Nomad’s potential acquisition of Coral.

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Both companies’ external advisors and consultants also attended some of these meetings and discussions. During this time period, the parties exchanged corporate presentations and documents for their respective due diligence reviews.  Following numerous discussions and negotiations on a draft non-binding letter of intent which included various improvements in the financial terms for Shareholders,  on July 14, 2020, Nomad delivered a non-binding letter of intent to Coral on a confidential basis, which Coral management brought to the Board’s attention for review and consideration.  The Board met to discuss the letter of intent via telephone conference.  Representatives of CFCC attended this Board meeting and discussed certain preliminary financial considerations of the letter of intent. Harper Grey LLP summarized the legal aspects and implications of the letter of intent. The Board provided guidance and instructions to Coral’s management team in terms of further negotiation of the letter of intent.  The parties exchanged various versions of the letter of intent with modifications.  On July 18, 2020, Nomad delivered proposed final letter of intent to Coral.  The Board met to discuss the proposed final letter of intent via telephone conference and approved Coral signing the Letter of Intent, continuing its due diligence review of Nomad and commencing negotiations on definitive agreements.  Coral formally engaged CFCC as its financial advisor on July 20, 2020.

The Fairness Opinion was commissioned by the Board from the Fairness Opinion Advisor, PI Financial Corp., independent financial analysts, on August 7, 2020.  The Fairness Opinion Advisor was paid a fixed fee for completing the Fairness Opinion, which was not contingent on the conclusions reached in the Fairness Opinion or the completion of the Arrangement. A draft of the Fairness Opinion was completed August 10, 2020 and was presented orally to the Board of Coral on August 10, 2020 for their review and consideration.  In addition, throughout July and early August 2020, due diligence investigations on Nomad were undertaken by Coral and its legal counsel, including a review of Nomad’s material contracts, royalties and streaming agreements.

On August 6, 2020, a draft of the Arrangement Agreement was delivered to Coral, based on the letter of intent, and the Board reviewed the terms of the Arrangement as had been developed at that time.  The Board reviewed the draft Arrangement Agreement with its independent legal counsel.  During August 2020, legal counsel for each of Nomad and Coral further drafted and revised the terms of the Arrangement Agreement and exchanged various drafts, reporting to their respective clients.  The final draft of the Arrangement Agreement was delivered to Coral on August 20, 2020.  On August 22, 2020, an oral fairness opinion was delivered to Coral, concluding that the proposed Plan of Arrangement was fair from a financial point of view to the Shareholders of Coral.  The Arrangement Agreement was then reviewed and approved by the Board of Coral on or about August 23, 2020, and the final Arrangement Agreement was executed and delivered.  On October 2, 2020, the TSXV conditionally approved the Plan of Arrangement.

Benefits of the Arrangement

The Board and management of Coral believe that the Arrangement provides a number of benefits for the Shareholders including, but not limited to, the following:

Significant Premium to Shareholders

The Consideration represents a significant premium over the market price of the Shares of (i) ~45% based on Nomad’s and Coral’s August 21, 2020 closing prices on the TSX and TSXV and (ii) ~77% based on Nomad’s and Coral’s August 21, 2020 20-day VWAPs respectively.

Participation in a Diverse Portfolio of Assets

Coral’s sole material mining asset is the Robertson Royalty and therefore Shareholders are exposed to substantial risk in the event the development and commencement of commercial operations at the Robertson Property have any material delays or are curtailed. The Arrangement provides Shareholders with exposure to Nomad’s diversified portfolio of royalties, streams and gold loans, including the Robertson Royalty, through their ownership of Nomad Shares and Consideration Warrants.

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Attractive Consideration Mix Shareholders will receive an attractive mix of consideration including $0.05 in cash, 0.80 of a Nomad Shares and 0.40 of Consideration Warrants for each Share held.

Potential Price Appreciation of Nomad Common Shares as Nomad Pursues its Growth Strategy

Since listing on the TSX on May 29, 2020, Nomad’s share price has increased by ~52.22% as of August 21, 2020 and by ~55.56% as of October 8, 2020, the day prior to the date of this Circular. As Nomad continues to scale its business and grow its portfolio through acquisitions, Nomad Shares may continue to appreciate in value which may increase the value of the Nomad Share Consideration and Consideration Warrants received by the Shareholders (although there can be no assurance that the Nomad Shares will appreciate in value, and they may decrease in value post-Arrangement, depending on the market for the Nomad Shares).

Potential Dividend Yield

Nomad’s portfolio of assets provides a diversified source of free cash flow which have the potential to pay dividends to Nomad shareholders. On August 20, 2020, Nomad unveiled a dividend policy whereby it expects to pay an amount of $0.02 per share in annual dividends on a quarterly basis thereby providing a potential source of dividend income to the Shareholders.

Experienced Management Team and Board That Are Aligned with Shareholders

Nomad’s management team and Board include numerous professionals that are highly experienced in the royalty/streaming business and precious metals mining. In addition, Nomad’s directors and officers and their affiliates have substantial equity ownership in Nomad and currently own ~90% of Nomad’s outstanding common shares

Equity Ownership of a Larger Company with Greater Capital Markets Presence

The Shareholders will become shareholders and warrant holders of Nomad which Coral believes has broader operational scale, better access to capital, enhanced financial flexibility and more equity research coverage relative to Coral. On August 18, 2020 Nomad closed a revolving credit facility of up to US $75 million with a syndicate of Canadian chartered banks demonstrating its access to capital and financial flexibility that can fund its growth strategy.

Please “Information Concerning Nomad - General Development of the Business” and “Information Concerning Nomad After the Arrangement” for further information.

The Board has considered all information provided, including the advantages and disadvantages of the Arrangement and the transactions contemplated thereunder discussed below under “The Arrangement - Recommendation of the Boards of Directors”. See also “The Arrangement - Fairness Opinion” and financial statements of Coral, which have been filed on SEDAR (and may be viewed at www.sedar.com) being the audited financial statements of Coral for the years ended January 31, 2020, 2019 and 2018, and the MD&A filed in connection with those financial statements; the interim financial statements of Coral for the six months ended July 31, 2020, and the MD&A filed in connection with those financial statements; Nomad’s audited financial statements for the period ended December 31, 2019 and the interim financial statements of Nomad for the six months ended June 30, 2020, and Nomad’s MD&A for the period ended December 31, 2019 and the six months ended June 30, 2020, respectively.

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Support Agreements

All of the directors and senior officers of Coral have entered into the Support Agreement with Nomad, whereby they have agreed not to dispose of any of the Shares that they own, directly or indirectly, or have control or direction over, as well as any new Shares they may acquire, pending completion of the Arrangement, and to vote all such Shares in support of the Arrangement, and not solicit, initiate, cause, knowingly encourage, or take any other action designed to facilitate, any inquiry, indication of interest or the making of any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, or withdraw public support for the Arrangement.  The directors and officers of Coral have also agreed to not, and will not cause to, option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey any of their Shares or Options, or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing, except pursuant to the Arrangement and the exercise of their Options in accordance with their terms.  However, nothing in the Support Agreements will prevent the directors or senior officers, and solely in his or her capacity as a director or senior officer, from acting, on advice from counsel, in accordance with the exercise of his or her fiduciary duties or other legal obligation to act in the best interests of Coral.

This summary is qualified in its entirety by reference to the full text of the Support Agreements attached as Schedule “C” to the Arrangement Agreement, available under Coral’s profile on SEDAR at www.sedar.com.

The directors and officers currently own, directly or indirectly, or have control or direction over 18,216,484 Shares, representing about 39.5% of the total issued Shares of Coral.

Arrangement Agreement

The Arrangement will be effected in accordance with the Arrangement Agreement, a copy of which has been filed under the profiles of Coral on SEDAR at www.sedar.com as a material document. The Arrangement Agreement contains certain representations and warranties made by each of Coral and Nomad in respect of their assets, liabilities, capital, financial position and operations.  In addition, each of Coral and Nomad provide covenants which govern the conduct of their operations and affairs prior to the completion of the Arrangement.  The Arrangement Agreement contains a number of conditions precedent to the obligations of Coral and Nomad thereunder.  Unless all of such conditions are satisfied or waived by the party or parties for whose benefit such conditions exist, to the extent they may be capable of waiver, the Arrangement will not proceed.  There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all. The conditions to the Arrangement becoming effective are set out in the Arrangement Agreement. Nomad will also file an Amalgamation Application in connection with the Amalgamation of Coral with the Purchaser Subco.

Representations and Warranties

The Arrangement Agreement contains representations and warranties made by each of Coral and Nomad. The assertions embodied in those representations and warranties are solely for the purposes of the Arrangement Agreement. Certain representations and warranties may not be accurate or complete as of any specified date because they are qualified by certain disclosure provided by the Parties or are subject to a standard of materiality or are qualified by a reference to the concept of a “Material Adverse Effect”. Therefore, Shareholders should not rely on the representations and warranties as statements of factual information.

The Arrangement Agreement contains representations and warranties of the Parties relating to certain matters including, among other things: incorporation and qualification; ownership of subsidiaries; absence of conflict with or violation of constating documents, agreements or applicable laws; authority to execute and deliver the Arrangement Agreement and perform its obligations under the Arrangement Agreement; due authorization and enforceability of the Arrangement Agreement; composition of share capital; options or other rights for the purchase of securities; indebtedness; receipt of all required consents; financial statements, records and accounts; employment matters; ownership of assets and conduct of operations; absence of adverse litigation, judgment or order; absence of investigation proceedings; absence of adverse material change; taxation matters; material agreements; environmental matters; reporting issuer and listing status; and matters related to the Arrangement.

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Covenants

Coral and Nomad have each given to the other usual and customary covenants in respect of the Arrangement.

Conditions to the Arrangement

The respective obligations of Nomad and Coral to complete the transactions contemplated by the Arrangement Agreement are subject to a number of conditions which must be satisfied or waived in order for the Arrangement to become effective. There is no assurance that these conditions will be satisfied or waived on a timely basis. Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board, without further notice to or approval of the Shareholders, to amend the Arrangement Agreement or to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the BCBCA. Unless all of the conditions are satisfied or waived, the Arrangement will not proceed.

The following significant mutual conditions among others, in addition to other conditions, are contained in the Arrangement Agreement:

(a)	all necessary approvals of the Shareholders of Coral by the requisite majority will have been obtained in respect of the Arrangement as set out in the Interim Order;

(b)	all necessary orders of the Court with respect to the Arrangement will have been obtained;

(c)	the acceptance of the TSX, TSXV and all other applicable securities and corporate regulatory approvals will have been obtained; and

(d)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Arrangement Agreement or the Arrangement.

The obligation of Nomad to complete the transactions contemplated by the Arrangement Agreement is subject to the fulfillment or waiver of certain conditions, as set forth in the Arrangement Agreement, at or before the Effective Time, including, but not limited to:

(a)	all covenants of Coral under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by Coral in all respects;

(b)	the representations and warranties of Coral set forth in the Arrangement Agreement shall be true and correct as of the Effective Time;

(c)	since the date of the Arrangement Agreement, there shall not have occurred any fact, change, effect, event, occurrence or state of facts that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on Coral;

(d)	holders of no more than 5% of the outstanding Shares shall have exercised dissent rights; and

(e)	the execution and delivery of the Lock-Up Agreement and the Option Exercise and Termination Agreements.

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The obligation of Coral to complete the transactions contemplated by the Arrangement Agreement is subject to the fulfillment or waiver of certain conditions, as set forth in the Arrangement Agreement, at or before the Effective Time, including, but not limited to:

(a)	all covenants of Nomad under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by Nomad in all material respects; and

(b)	the representations and warranties of Nomad set forth in the Arrangement Agreement shall be true and correct as of the Effective Time.

The foregoing is intended as a summary of some of the required conditions to the Closing and is not complete. The Shareholders are referred to the terms of the Arrangement Agreement for full particulars of all of the required Closing conditions.

Non-Solicitation

The following discussion paraphrases the terms of the Arrangement Agreement for the general information of the Shareholders only, and the Shareholders are encouraged to refer to the complete definitions in and specific terms of the Arrangement Agreement, which is available in its entirety on SEDAR (www.sedar.com) under the Company’s profile.

Pursuant to Section 5.1(a) of the Arrangement Agreement, the Company has agreed from and after the date of the Arrangement Agreement and until the earlier of the Effective Time or the date, if any, on which the Arrangement Agreement is terminated, that the Company and its subsidiaries shall not, directly or indirectly, through any of their representatives or otherwise, and shall not permit any such person to:

(i)	make, initiate, solicit or encourage (including by way of furnishing or affording access to information or any site visit), or otherwise take any other action that facilitates, directly or indirectly, any inquiry, proposal or offer that constitutes, or that could reasonably be expected to lead to, an Acquisition Proposal;

(ii)	enter into or otherwise engage or participate in any discussions or negotiations with, furnish information to, or otherwise co-operate in any way with, any person (other than Nomad and its subsidiaries) regarding an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal provided, however, that the Company or its Representatives may communicate with such person for the sole purpose of advising such person: (a) of the restrictions of this Agreement or (b) that the terms of such Acquisition Proposal do not constitute or are not reasonably likely to result in a Superior Proposal;

(iii)	take no position or remain neutral with respect to, or agree to, accept, approve, endorse or recommend, or propose publicly to agree to accept, approve, endorse or recommend any publicly announced Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period exceeding three Business Days after such Acquisition Proposal has been publicly announced shall be deemed to constitute a violation of these terms;

(iv)	make or propose publicly to make a Change of Recommendation (as defined in the Arrangement Agreement); or

(v)	accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement effecting or related to any Acquisition Proposal or potential Acquisition Proposal (other than a confidentiality agreement permitted by and in accordance with Section 5.1(e) of the Arrangement Agreement with respect to any unsolicited Superior Proposal).

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If the Company receives a bona fide written Acquisition Proposal from any person after the date of the Arrangement Agreement and prior to the Meeting that did not result from a breach of Section 5.1 of the Arrangement Agreement, and subject to the Company’s compliance with Section 5.1(d) of the Arrangement Agreement, the Company and its representatives may contact such person solely to clarify the terms and conditions of such Acquisition Proposal so as to determine whether such Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal, furnish information with respect to it to such person pursuant to an Acceptable Confidentiality Agreement, and participate in discussions or negotiations regarding such Acquisition Proposal (notwithstanding that such person was restricted from making such Acquisition Proposal pursuant to an existing confidentiality agreement, standstill, permitted use, business purpose or similar restriction with the Company or any of its subsidiaries or representatives), if and only if:

(i)	the Board of Coral determines, in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal is or could reasonably be expected to result in a Superior Proposal (disregarding for the purposes of such determination any due diligence access condition) and that the failure to participate in discussions or negotiations with the person making such Acquisition Proposal or to provide them with such information would be inconsistent with its fiduciary duties;

(ii)	Coral has been, and continues to be, in compliance in all material respects with its obligations under the non-solicitation provisions of Article 5 of the Arrangement Agreement; and

(iii)	prior to or concurrently with providing any such copies, access, or disclosure, the Company:

(A)	enters into and provides a copy of a confidentiality agreement permitted by and in accordance with Section 5.1(e) of the Arrangement Agreement with respect to any unsolicited Superior Proposal to Nomad (and in any event within 24 hours thereafter) upon its execution; and

(B)	contemporaneously provides to Nomad any non-public information concerning the Company that is provided to such person which was not previously provided to Nomad or its representatives.

(f)	If the Company receives a bona fide Acquisition Proposal that is a Superior Proposal from any person after the date of the Arrangement Agreement and prior to the Meeting, then Board of Coral may, prior to the Meeting, withdraw, modify, qualify or change in a manner adverse to Nomad its approval or recommendation of the Arrangement and/or approve or recommend such Superior Proposal and/or enter into an Acquisition Agreement with respect to such Superior Proposal if and only if:

(i)	the Company did not breach in any material respect any provision of Section 5.1 of the Arrangement Agreement in connection with the preparation or making of such Acquisition Proposal and the Company has been and continues to be in compliance in all material respects with Section 5.1 of the Arrangement Agreement;

(ii)	the Company has given written notice to Nomad that it has received such Superior Proposal and that the Board of Coral has determined that:

(A)	such Acquisition Proposal constitutes a Superior Proposal; and

(B)	the Board of Coral intends to:

(I)	withdraw, modify, qualify or change in a manner adverse to Nomad its approval or recommendation of the Arrangement (including the recommendation that the Shareholders vote in favour of the Arrangement Resolution); and/or

(II)	enter into an Acquisition Agreement with respect to such Superior Proposal;

in each case, within two Business Days following the expiration of the applicable Superior Proposal Notice Period;

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(iii)	the Company has provided Nomad with:

(A)	a copy of the proposed Acquisition Agreement; and

(B)	all supporting materials, including any financing documents supplied to the Company in connection therewith;

(iv)	a period of at least five Business Days (such period being the “Superior Proposal Notice Period”) has elapsed from the date Nomad received the notice from the Company referred to above;

(v)	during any Superior Proposal Notice Period, Nomad has been provided with the right to propose to amend the terms of the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal; and

(vi)	the Company concurrently terminates the Arrangement Agreement.

(g)	During the Superior Proposal Notice Period:

(i)	the Board of Coral will review promptly, diligently and in good faith any offer made by Nomad to amend the terms of the Arrangement Agreement and the Arrangement in order to determine, in consultation with its financial advisors and outside legal counsel, whether the proposed amendments would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal;

(ii)	subject to the Company’s disclosure obligations under applicable Securities Laws:

(A)	the fact of the making of; and

(B)	each of the terms of, any such proposed amendments,

shall be kept strictly confidential and shall not be disclosed to any person (including without limitation, the person having made the Superior Proposal), other than the Company’s representatives, without Nomad’s prior written consent; and

(iii)	if the Board of Coral determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of the amendments proposed by Nomad, then the Company will:

(A)	forthwith so advise Nomad; and

(B)	promptly thereafter accept the offer by Nomad to amend the terms of the Arrangement Agreement, and the Arrangement,

and the parties have agreed to take such actions and execute such documents as are necessary to give effect to the foregoing.

(h)	Each successive modification of any Superior Proposal shall:

(i)	constitute a new Superior Proposal for the purposes of the above; and

(ii)	require a new five Business Day Superior Proposal Notice Period from the date on which Nomad received the notice from the Company referred to above.

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(i)	The Board of Coral shall reaffirm its recommendation in favour of the Arrangement by news release promptly after:

(i)	the Board of Coral has determined that any Acquisition Proposal is not a Superior Proposal, if the Acquisition Proposal has been publicly announced or made; or

(ii)	the Board of Coral makes the determination referred to in (g)(iii) above that an Acquisition Proposal that has been publicly announced or made and which previously constituted a Superior Proposal has ceased to be a Superior Proposal, and the Company shall provide Nomad and its outside legal counsel a reasonable opportunity to review and comment on the form and content of any such news release, such news release to state that the Board of Coral has determined that such Acquisition Proposal is not a Superior Proposal.

(j)	The Company and/or any of its subsidiaries will not become a party to any contract with any person subsequent to the date of the Arrangement Agreement that limits or prohibits the Company from providing:

(i)	or making available to Nomad and its affiliates and representatives any information provided or made available to such person or its officers, directors, employees, consultants, advisors, agents or other representatives (including solicitors, accountants, investment bankers and financial advisors) pursuant to any confidentiality agreement described in above; or

(ii)	Nomad and its affiliates and representatives with any other information required to be given to it by the Company under Section 5.1 of the Arrangement Agreement.

(k)	Nothing in the Arrangement Agreement shall prohibit the Company from making a Change in Recommendation or from making any other disclosure to securityholders prior to the approval by the Shareholders of the Arrangement Resolution if, in the good faith judgment of the Board of Coral, after consultation with outside legal counsel, failure to take such action would be inconsistent with the Coral Board’s exercise of its fiduciary duties or such action is otherwise required under applicable Law (including by responding to an Acquisition Proposal under a directors’ circular or otherwise as required under applicable Securities Laws); provided that:

(i)	No Change in Recommendation may be made in relation to an Acquisition Proposal unless the requirements of Section 5.1 (a) to (h), inclusive, of the Arrangement Agreement have been satisfied; and

(ii)	Prior to making a Change in Recommendation, the Company shall give to Nomad not less than 48 hours’ notice of its intention to make such a Change in Recommendation.

Any violation of the restrictions set forth in Article 5 of the Arrangement Agreement by the Company’s representatives, the Company’s subsidiaries and/or the Company’s subsidiaries’ representatives shall be deemed a breach of Article 5 by the Company and the Company shall ensure that its subsidiaries and the Company and each of their respective representatives are aware of these provisions.

Termination of the Arrangement Agreement

Pursuant to Section 5.1(a) of the Arrangement Agreement, a “Termination Fee Event” means any of the following events:

(i)	In the event that the Arrangement Agreement is terminated by the Company or Nomad because the Arrangement has not been completed by November 30, 2020, or the Arrangement Resolution is not approved, or is terminated by Nomad due to Coral’s breach of the non-solicitation provisions described above, and:

(A)	prior to such termination a bona fide Acquisition Proposal is publicly announced (other than by Nomad or any of its affiliates) and was not withdrawn before the Meeting; and

(B)	within 365 days following the date of such termination:

(I)	an Acquisition Proposal is consummated; or

(II)	the Company or one or more of its subsidiaries, directly or indirectly, in one or more transactions, enters into a definitive agreement in respect of an Acquisition Proposal and such Acquisition Proposal is subsequently consummated at any time thereafter, provided, however, that for the purposes of this Section all references to “20% or more” in the definition of Acquisition Proposal shall be changed to “50% or more”; or

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(ii)	the Arrangement Agreement shall have been terminated by Nomad because of a Change of Recommendation by Coral, a breach of Coral’s representations, warranties, covenants or agreements under the Arrangement Agreement, or a Company Material Adverse Effect has occurred; or

(iii)	The Arrangement Agreement has been terminated by Coral due to an unsolicited Superior Proposal.

In the case of the occurrence of a Termination Fee Event, the Company shall pay to Nomad (or its designated affiliate) a termination fee equal to 4.5% of the market capitalization of Coral on the date that is a Business Day prior to the termination of the Arrangement Agreement, calculated on a fully diluted basis, using the closing price of the Shares on the TSXV on the last trading day prior to the termination, and Nomad’s costs, fees and expenses incurred in connection with the preparation, execution and delivery of the Arrangement Agreement, and related documents and instruments, including legal and accounting costs, fees and expenses.

Expenses

The Arrangement Agreement provides that each party shall be responsible for their own costs and expenses incurred in connection with the preparation of documents, filing fees, and completion of the Arrangement, except as noted above.

Warrant Indenture

The Consideration Warrants will be governed by the terms of the Warrant Indenture. Nomad will appoint the principal transfer offices of the Warrant Agent in Vancouver, British Columbia and Montreal, Québec as the location at which Consideration Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture contains all of the material attributes and characteristics of the Warrants but does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture.

The Warrant Indenture will provide for adjustment in the number of Nomad Shares issuable upon the exercise of the Consideration Warrants and/or the exercise price per Nomad Share upon the occurrence of certain events, including:

(i)	the issuance of Nomad Shares or securities exchangeable for or convertible into Nomad Shares to all or substantially all of the holders of the Nomad Shares as a stock dividend or other distribution (other than a “dividend paid in the ordinary course”, as defined in the Warrant Indenture, or a distribution of Nomad Shares upon the exercise of the Consideration Warrants, the conversion of the Deferred Payment or pursuant to the exercise of director, officer employee or consultant stock options, restricted share units, performance share units or deferred share units granted under Nomad’s equity compensation plans);

(ii)	the subdivision, redivision or change of the Nomad Shares into a greater number of shares;

(iii)	the reduction, combination or consolidation of the Nomad Shares into a lesser number of shares;

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(iv)	the issuance to all or substantially all of the holders of the Nomad Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Nomad Shares, or securities exchangeable for or convertible into Nomad Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Warrant Indenture, for the Nomad Shares on such record date; and

(v)	the issuance or distribution to all or substantially all of the holders of the Nomad Shares of shares of any class other than the Nomad Shares, rights, options or warrants to acquire Nomad Shares or securities exchangeable or convertible into Nomad Shares, of evidences of indebtedness or cash, securities or any property or other assets.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Consideration Warrants and/or exercise price per security in the event of the following additional events: (1) reclassifications of the Nomad Shares; (2) capital reorganizations, consolidations, amalgamations, plans of arrangement or mergers of Nomad with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers which do not result in any reclassification of the Nomad Shares or a change or exchange of the Nomad Shares into other shares); or (3) the transfer (other than to one of Nomad’s subsidiaries) of the undertaking or assets of Nomad as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of Nomad Shares purchasable upon the exercise of the Consideration Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Nomad Shares purchasable upon exercise by at least one one-hundredth of a Nomad Share.

Nomad will also covenant in the Warrant Indenture that, during the period in which the Consideration Warrants are exercisable, it will give notice to holders of Consideration Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Nomad Shares issuable upon exercise of the Consideration Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event. No fractional Nomad Shares will be issuable upon the exercise of any Consideration Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Consideration Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Nomad Shares would have.

From time to time, Nomad and the Warrant Agent, without the consent of the holders of Consideration Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Consideration Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Consideration Warrants may only be made by “extraordinary resolution”, which is defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the holders of Consideration Warrants at which there are holders of Consideration Warrants present in person or represented by proxy representing at least 10% of the aggregate number of Nomad Shares that could be acquired on exercise of the outstanding Consideration Warrants and passed by the affirmative vote of holders of Consideration Warrants representing not less than 66⅔% of the aggregate number of all the then outstanding Consideration Warrants represented at the meeting and voted on the poll upon such resolution or (2) adopted by an instrument in writing signed by the holders of Consideration Warrants representing not less than 66⅔% of the aggregate number of all the then outstanding Consideration Warrants.

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The Consideration Warrants and the Nomad Shares issuable upon the exercise of the Consideration Warrants have not been and will not be registered under the U.S. Securities Act or any state securities laws of the United States. The Consideration Warrants will not be exercisable by, or on behalf of, a person in the United States or a U.S. Person, nor will certificates representing the Nomad Shares issuable upon exercise of the Consideration Warrants be registered or delivered to an address in the United States, unless an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws is available and Nomad has received an opinion of counsel of recognized standing to such effect in form and substance satisfactory to Nomad.

Company Board Financial Advisor and Fairness Opinion Advisor

The Company retained the Company Board Financial Advisor, of Toronto, Ontario, which has provided financial advisory services on an exclusive basis to the Board by assisting the Board with its review of the business, financial condition and prospects of Coral, the presentation and marketing of the Company to potential purchasers, as well as the negotiation of the terms of the Arrangement with Nomad. Coral has agreed to pay the Company Board Financial Advisor a fee equal to 2.0% of the aggregate Consideration.The Company has also agreed to indemnify the Company Board Financial Advisor from any liabilities or expenses in connection with the Arrangement, other than any liabilities or expenses which have resulted primarily and directly from the gross negligence or willful misconduct of the Company Board Financial Advisor.

The Board retained the Fairness Opinion Advisor, of Vancouver, British Columbia, which has provided advice and an opinion to the Board in respect of the fairness of the terms of the Arrangement, from a financial point of view, to the Shareholders.

The Fairness Opinion Advisor is an independent financial consultant founded in 1982 who has provided securities valuation, fairness opinion, financial research and related consulting services and assignments for more than $7.9 billion in approximately 485 financing transactions. Such clients included but were not limited to high technology companies and companies operating in other sectors, including mining issuers, financial institutions, governments and investment dealers.

On October 4, 2020, the Fairness Opinion Advisor delivered the final Fairness Opinion for inclusion in this Circular, which concludes that, based upon and subject to the factors referred to therein, as of August 22, 2020 the terms of the proposed Arrangement are fair from a financial point of view to the Shareholders of Coral.

A summary of the Fairness Opinion is provided below. The summary is qualified in its entirety by the full text of the Fairness Opinion.The analyses conducted by the Fairness Opinion Advisor, as described in the Fairness Opinion, should be considered as a whole.To focus on specific portions of each analysis and of the factors considered, without considering all analyses and factors, could create an incomplete and misleading view of the processes underlying the Fairness Opinion. The Fairness Opinion is attached hereto as Schedule “G”.See “Information Concerning Coral - Material Contracts”.Capitalized words and expressions used in the discussion immediately below under “Summary and Conclusions of Fairness Opinion”, and not otherwise defined herein, will have the same meanings as set out in the Fairness Opinion.

Summary and Conclusions of Fairness Opinion

In preparing the Fairness Opinion, the Fairness Opinion Advisor reviewed the Letter of Intent between Nomad and Coral dated July 20, 2020, the Arrangement Agreement, and certain publicly available financial information concerning Coral and Nomad, as well as the Technical Report and other public filings, and engaged in discussions with the management of Coral. Among other analyses, the Fairness Opinion Advisor also performed a comparison of the multiples implied under the terms of the Arrangement to an analysis of recent precedent acquisitions involving companies it deemed relevant and the consideration paid for those companies. The Fairness Opinion Advisor also performed a comparison of the multiples implied under the terms of the Arrangement to an analysis of the trading levels of similar companies it deemed relevant under the circumstances, and performed a comparison of the Consideration to be received by the Shareholders under the Arrangement to recent trading levels of Coral and Nomad, respectively.Although the exchange ratio evolution of Nomad is limited to approximately one-fiscal quarter due to Nomad’s recent listing, it is evident the exchange ratio to Coral’s share price has remained consistent over the period, ranging between 0.46x and 0.59x.The proposed transaction exchange ratio of 0.80x is measurably higher than the recent exchange ratio.In its assessment, the Fairness Opinion Advisor looked at several methodologies, analyses and techniques and used the combination of these approaches to determine the Fairness Opinion.The Fairness Opinion Advisor based the Fairness Opinion upon a number of qualitative and quantitative factors as deemed appropriate based on the Fairness Opinion Advisor’s experience in rendering such opinions.

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The Fairness Opinion Advisor evaluated the Consideration to be received by the Shareholders, being collectively the payment of 40,160,670 Nomad Shares, 20,080,335 Consideration Warrants, and $2,510,042 in cash. Based on the exchange ratio of 0.80 of a Nomad Unit per Share and based on Nomad’s 20 day volume weighted average price on August 21, 2020, the Consideration implies a value of $1.33 per Share which implies a fully-diluted en bloc equity value for Coral of approximately $66.82 million and an “Enterprise Value” (calculated as equity value of Coral plus debt, less cash and cash equivalents) of approximately $52.44 million.The Fairness Opinion Advisor also considered that the Consideration to be received by the Shareholders is not more speculative or less liquid than the Shares that would be exchanged pursuant to the Arrangement.

The Comparable Companies Analysis of the royalty peer group implied a P/NAV average of 1.71x and the Comparable Companies Analysis of the development stage gold mining peer group implied a P/NAV average of 0.45x, excluding any acquisition premium. Among other considerations, The Fairness Opinion Advisor applied these implied values from the Comparable Companies Analysis to Coral’s circumstances in order to consider if the value of the Consideration is fair.

The Fairness Opinion Advisor considers the P/NAV multiples from the Precedent Transactions Analysis to be the most relevant metrics for the Fairness Opinion Advisor’s analysis of the value of Coral and the Consideration. The Precedent Transactions Analysis of the royalty transactions implied a P/NAV average of 0.88x, and the Precedent Transaction Analysis of the gold development transactions implied a P/NAV average of 0.66x. Among other considerations, the Fairness Opinion Advisor applied these implied values from the Precedent Transactions Analysis to Coral’s circumstances in order to consider if the value of the Consideration is fair.

The Comparable Trading with Control Premium Approach for the royalty peer group implied a P/NAV range of 0.55x to 2.98x and the Comparable Trading with Control Premium Approach for the gold development peer group implied a P/NAV range of 0.23x to 0.60x. Among other considerations, The Fairness Opinion Advisor applied these implied values from the Comparable Trading with Control Premium Approach to Coral’s circumstances in order to consider if the value of the Consideration is fair.

Based on the above information, observations and analyses by the authors of the Fairness Opinion, and subject to the assumptions and limitations set out in the Fairness Opinion, the Fairness Opinion concludes that the terms of the proposed Arrangement are fair, from a financial point of view, to the Shareholders of Coral.

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The Fairness Opinion addresses only the fairness of consideration under the Arrangement from a financial point of view and is not and should not be construed as a valuation of Coral or Nomad or any of their respective assets or securities or a recommendation to any Shareholder as to whether to vote in favour of the Arrangement Resolution.

The Board concurs with the views expressed in the Fairness Opinion and such views were an important consideration in its decision to enter into the Arrangement Agreement and proceed with the Arrangement.

Neither the Fairness Opinion Advisor nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the Securities Act (British Columbia)) of Coral or Nomad or any of their respective associates or affiliates. The Fairness Opinion Advisor was paid a fixed fee of $200,000 upon delivery of the final Fairness Opinion to the Board. The fees paid to the Fairness Opinion Advisor did not depend on the conclusions reached in the Fairness Opinion or completion of the Arrangement. There are no understandings, commitments or agreements between the Fairness Opinion Advisor and Coral or Nomad or their respective predecessor, subsidiary companies and affiliates with respect to future business dealings.The Fairness Opinion Advisor may in the future in the ordinary course of business perform financial advisory services to a broad spectrum of corporate clients and perform financial and research services for companies referred to in the Fairness Opinion.The management of Coral has determined the Fairness Opinion Advisor to be qualified and independent.

Recommendation of the Board of Directors

The Board of Coral has considered the proposed Arrangement with Nomad on the terms and conditions as provided in the Arrangement Agreement and has recommended to the Board that it approve the Arrangement, execute the Arrangement Agreement and recommend that the Shareholders vote in favour of the Arrangement. The independent members of the Board of Coral have unanimously determined that the Arrangement is in the best interests of Coral and is fair from a financial point of view to the Shareholders. The Board recommends that the Shareholders vote in favour of the Arrangement.

In arriving at its conclusion, the Board considered the following, among other matters:

(a)	information with respect to the financial condition, business and operations, on both a historical and prospective basis, of both Nomad and Coral;

(b)	that the terms of the Arrangement will result in Shareholders continuing to own an interest in all of the assets currently held by Coral, as well as a portion of the assets of Nomad;

(c)	information provided by Nomad with respect to its business;

(d)	current industry, economic and market conditions and trends;

(e)	the procedures by which the Arrangement is to be approved, including the requirement for approval by special resolution of the Shareholders at the Meeting and by the Court after a hearing at which fairness will be considered;

(f)	the availability of rights of dissent to Shareholders with respect to the Arrangement;

(g)	the management group and technical team of Nomad;

(h)	the Fairness Opinion;

(i)	that the terms and conditions of the Arrangement Agreement do not prevent an unsolicited Third Party from making a proposal or preclude the Board from considering and acting on such a proposal, provided Coral complies with the terms of the Arrangement Agreement; and

(j)	the benefits of the Arrangement set forth under “Benefits of the Arrangement” herein.

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The Board of Coral also identified and considered disadvantages associated with the Arrangement, including that:

(a)	Coral will be bound by the non-solicitation and termination fee event provisions of the Arrangement Agreement;

(b)	the financial risk that the transaction may not close due to the non-performance of any required condition to the closing of the Arrangement;

(c)	the Shareholders will be subject to the effective indirect consolidation of their equity interests in Coral following completion of the Arrangement;

(d)	the risk factors applicable to Nomad; and

(e)	the possibility that there may be adverse tax consequences to certain holders of securities of Coral. See “Canadian Federal Income Tax Considerations” and “United States Federal Income Tax Considerations”.

In view of the variety of factors considered in connection with its evaluation of the Arrangement, the Board of Coral did not find it practicable to quantify or otherwise assign relative weights to the specific factors in reaching its determination as to the fairness of the Arrangement.

Procedure for the Arrangement to Become Effective

The Arrangement is proposed to be carried out under Part 9, Division 5 of the BCBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement must be approved by the Shareholders in the manner set forth in the Interim Order;

(b)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived; and

(c)	if the Arrangement is approved by the Shareholders in the manner set forth in the Interim Order, a hearing before the Court must be held to obtain the Final Order approving the Arrangement.

Shareholder Approvals

Pursuant to the terms of the Interim Order, the Arrangement Resolution must, subject to further order of the Court, be approved by at least two-thirds of the votes cast by the Shareholders, and the majority of the minority Shareholders pursuant to MI 61-101, present in person or by proxy at the Meeting. Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board, without further notice to or approval of the Shareholders, subject to the terms of the Arrangement, to amend the Arrangement Agreement or to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the BCBCA.

If more than 5% of the Shares become the subject of Dissent Rights, the Arrangement may be terminated by Nomad and should Shareholders fail to approve the Arrangement Resolution pursuant to the Interim Order, the Arrangement will be terminated.

MI 61-101 Protection of Minority Security Holders in Special Transactions

Since Coral has its common shares listed on the TSXV, the Arrangement is subject to MI 61-101. MI 61‑101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of shareholders excluding interested or related parties, independent valuations and, in certain circumstances, approval and oversight of the transaction by a special committee of independent directors.The protections of MI 61-101 generally apply to “business combinations” where interests of a holder of an equity security may be terminated without their consent.

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The Arrangement is a “business combination” for the purposes of MI 61-101, because an “interested party” of Coral will receive a “collateral benefit” as defined under MI 61-101, in the form of certain change of control payment under a compensation agreement among Coral and Intermark Capital Corp., a company controlled by David Wolfin, President & CEO. In determining minority approval for the purposes of MI 61-101, Coral is required to exclude the votes over which David Wolfin, owns, directly or indirectly, or exercises control or direction over. To the best of Coral’s knowledge, Mr. Wolfin exercises control or direction over a total of 16,789,984 Shares, representing approximately 36.4% of the total issued Shares, plus he indirectly holds Options exercisable for up to another 1,500,000 Shares.

A formal valuation of Coral is not required, however, in respect of the Arrangement, as neither of the situations described in section 4.3(1) of MI 61-101 are applicable to the Arrangement. Minority Shareholder approval will be required for the Arrangement in these circumstances, and David Wolfin as the “interested party” will be excluded from voting for the purposes only of the minority Shareholder approval.

As a result of the Arrangement, certain members of Coral’s management, including Mr. Wolfin, will receive change of control payments under the terms of their respective compensation agreements with Coral. See: “Interests of Certain Persons in Matters to be Acted Upon” for more information.None of the change of control payments are being or will be conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to such individuals for securities relinquished under the Arrangement, and the conferring of such benefits is not conditional on any of such individuals supporting the Arrangement.

Neither Nathan Harte, CFO, nor Dorothy Chin, Corporate Secretary, is considered to have received a “collateral benefit” as defined under MI 61-101 in respect of their change of control payments, because they each hold less than 1% of the total issued Shares of Coral. In result, only the shareholdings and option holdings of Mr. Wolfin will be excluded for the purposes of determining minority approval of the Arrangement.

Court Approvals

On October 8, 2020, Coral obtained the Interim Order, which is attached to this Circular as Schedule “D”, authorizing the calling and holding of the Meeting and prescribing the conduct of the Meeting. The Interim Order does not constitute approval of the Plan of Arrangement or the contents of this Circular by the Court. Subject to the terms of the Arrangement Agreement and, if the Arrangement Resolutions are approved at the Meeting, Coral will apply to the Court for the Final Order via telephone conference at the Court House, 800 Smithe Street, Vancouver, British Columbia on November 16, 2020, at 9:45 a.m. (Vancouver time) or so soon thereafter as counsel may be heard. Please see the Notice of Hearing attached as Schedule “E” to this Circular and the Court’s Notice in respect of COVID-19 measures attached as Schedule “H” to this Circular for further information on participating or presenting evidence at the hearing for the Final Order.

The issuance of Nomad Units pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be effected in reliance upon the exemption from registration under the U.S. Securities Act provided by Section 3(a)(10) thereof and exemptions provided under the securities laws of each state of the United States in which Shareholders reside. Section 3(a)(10) of the U.S. Securities Act exempts from registration a security that is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the substantive and procedural fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have received notice and the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the Nomad Units issued pursuant to the Arrangement will not require registration under the U.S. Securities Act. Accordingly, the Final Order of the Court will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the issuance of the Nomad Units to Shareholders in connection with the Arrangement.

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At the hearing for the Final Order, Shareholders and creditors of Coral are entitled to appear in person or by counsel and to make a submission regarding the Arrangement, subject to filing and serving a Response to Petition and satisfying any other applicable requirements.

At the hearing for the Final Order, the Court will also consider, among other things, the fairness of the terms and conditions of the Arrangement and the rights and interests of every Person affected. The Court has broad discretion under the BCBCA when making orders with respect to arrangements. The Court may approve the Arrangement either as proposed or make the Arrangement subject to such terms and conditions as the Court considers appropriate or may dismiss the application. Depending upon the nature of any required amendments, Coral may determine not to proceed with the Arrangement if any amendment ordered by the Court is not satisfactory to Coral.

Approvals of the TSX and TSXV

Coral has made application to the TSXV, for conditional acceptance of the Arrangement and Nomad has applied to list the Nomad Shares and Consideration Warrants issuable pursuant to the Arrangement as well as the Nomad Shares issuable pursuant to the exercise of the Consideration Warrants on the TSX. Coral and Nomad expect to receive final approval to the Arrangement and listing of the Nomad Shares and Consideration Warrants issuable pursuant to the Arrangement as well as the Nomad Shares issuable pursuant to the exercise of the Consideration Warrants on the TSX, respectively, subject to fulfillment of the general listing requirements of the TSX and the TSXV, which are expected to be met in conjunction with the completion of the Arrangement and other customary filings with the TSX and TSXV.

Coral received conditional approval of the TSXV subject to standard conditions for a transaction of this kind for the Arrangement and for the related transactions described in this Circular on October 2, 2020. Coral may not complete the Arrangement and such related transactions until the TSXV is in a position to provide its final approval. On October 2, 2020, the TSX has conditionally approved the listing of the Nomad Shares and Consideration Warrants issuable pursuant to the Arrangement as well as the Nomad Shares issuable pursuant to the exercise of the Consideration Warrants. Listing is subject to Nomad fulfilling all of the standard requirements of the TSX.

See “Information Concerning Nomad - Narrative Description of the Business” and “Information Concerning Nomad - Directors and Officers”.

Resale of Nomad Units

Shareholders, including Shareholders residing elsewhere than in Canada, are urged to consult their legal advisors to determine the extent of all applicable resale provisions.

Application of Canadian Securities Law to Resales

The Nomad Units to be issued to Shareholders, pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable Securities Laws of the various applicable provinces in Canada and will generally be “freely tradable” (and not subject to any “restricted period” or “hold period”) if the following conditions are met: (i) the trade is not a control distribution (as defined in applicable securities legislation); (ii) no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (iv) if the selling Shareholder is an Insider or an officer of Nomad, the selling Shareholder has no reasonable grounds to believe that Nomad is in default of securities legislation.

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Application of U.S. Securities Law to Resales

The following discussion is a general overview of certain requirements of U.S. federal and state securities laws applicable to Shareholders who will receive Nomad Units upon completion of the Arrangement. All Shareholders are urged to consult with their own legal advisors to ensure that the resale of Nomad Units issued to them under the Arrangement complies with applicable federal and state securities laws.The following discussion does not address the Canadian securities laws that will apply to the issue of the Nomad Units to Shareholders within Canada. Former Shareholders who resell Nomad Units in Canada after the completion of the Arrangement must comply with Canadian Securities Legislation, as outlined above.

Exemption relied upon from the Registration Requirements of the U.S. Securities Act

The Nomad Units to be issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and such issuance to Shareholders who are in the United States or otherwise subject to the securities laws of the United States (“U.S. Shareholders”) will be effected in reliance on: (a) the exemption from registration provided for in Section 3(a)(10) of the U.S. Securities Act, and (b) exemptions from registration under applicable securities laws of each state of the United States in which U.S. Shareholders reside.

Section 3(a)(10) of the U.S. Securities Act exempts from registration a security which is issued in exchange for outstanding securities where the terms and conditions of such issue and exchange are approved, after a hearing upon the substantive and procedural fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have received notice and the right to appear, by a court of competent jurisdiction. Accordingly, the Final Order, if granted by the Court, will constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Nomad Units to be issued pursuant to the Arrangement.

The registration exemption under Section 3(a)(10) of the U.S. Securities Act will not qualify the issuance of the underlying Shares upon exercise of the Consideration Warrant issued to U.S. securityholders upon exercise of their Consideration Warrant. Each such issuance of Shares will have to be registered under the U.S. Securities Act and applicable state securities laws, unless exemptions from the registration requirements are available.

Resales of Nomad Units within the United States after the Effective Time

The manner in which a U.S. Shareholder may resell Nomad Units acquired pursuant to the Arrangement will depend on whether the holder of such Nomad Units: (a) is (or any time within 90 days preceding such resale was) an “affiliate” of the Nomad; or (b) has been an “affiliate” of the Nomad within 90 days of the Effective Time of the Arrangement.

As defined under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Affiliates generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. The United States federal resale rules applicable to former Shareholders who acquire Nomad Units pursuant to the Arrangement are summarized below.

Non-Affiliates Before and After the Effective Time

Shareholders who are not affiliates of Nomad at the time (or at any time within 90 days) of a proposed resale transaction in Nomad Units, and who were not affiliates of Nomad within 90 days of the Effective Time of the Arrangement, may resell such Nomad Units without restriction under the U.S. Securities Act.

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Affiliates Before or After the Effective Time

Shareholders who are affiliates of Nomad at the time (or at any time within 90 days) of a proposed resale transaction in Nomad Units, and who were affiliates of Nomad within 90 days of the Effective Time of the Arrangement, may not resell such Nomad Units unless such securities are registered under the U.S. Securities Act or an exemption from registration is available. Shareholders who are affiliates of Nomad after the Effective Date, or within 90 days prior to the Effective Date or the resale transaction, will be subject to restrictions on resale imposed under the U.S. Securities Act with respect to their Nomad Units in the United States at the Effective Time. These affiliates may not resell their Nomad Units unless such securities are registered under the U.S. Securities Act or an exemption from such registration requirements is available.Affiliates may resell their Nomad Units in the United States in accordance with the provisions of Rule 144 under the U.S. Exchange Act, including the availability of current public information regarding Nomad and compliance with the applicable holding period, the volume and manner of sale limitations, and notice filing requirements of Rule 144.Under Rule 144, unregistered shares held by non-affiliate must be held for at least six months (if Nomad continues to be a reporting company under the U.S. Exchange Act) to one year (if Nomad does not continue to be a reporting company under the U.S. Exchange Act) prior to resale.

Resales of Nomad Units Outside the United States After the Effective Time

Subject to applicable Canadian requirements, Shareholders may immediately resell any Nomad Units acquired by them pursuant to the Arrangement outside the United States without registration under the U.S. Securities Act.

Exchange of Securities

Following the Arrangement and as of the Effective Time, the Shareholders shall be deemed to be holders of Nomad Units in accordance with the Plan of Arrangement. Until surrendered, each certificate which immediately prior to the Effective Time represented shares will be deemed, at any time after the Effective Time, to represent only the right to receive upon such surrender the certificate representing the Nomad Shares and Consideration Warrants and the Consideration Cash that the holder thereof has the right to receive in respect of such share certificate pursuant to the Plan of Arrangement.

The holders of certificates deemed to represent Shares are required to surrender such Coral certificates pursuant to the Letter of Transmittal and upon such surrender, will be entitled to receive certificates or DRS advice-statements representing the number of Nomad Shares and Consideration Warrants, and will be entitled to receive the Consideration Cash to which they are so entitled under the Plan of Arrangement.

The Letter of Transmittal which has been mailed to Shareholders concurrently with this Circular for completion of the Arrangement contains instructions as to the procedure required for registered holders of former Shares, respectively, to exchange their certificates representing former Shares for certificates or DRS advice-statements representing Nomad Shares and Consideration Warrants that the Shareholder is entitled to receive.

Shareholders whose former Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee holder to arrange for completion of the Letter of Transmittal.

Letter of Transmittal

The Letter of Transmittal will set out the details for the surrender of the certificates representing the former Shares, and the address of the Depositary. Provided that a Shareholder has delivered and surrendered to the Depositary all certificates representing such Shareholder’s former Shares, together with a Letter of Transmittal, duly completed and executed in accordance with the instructions thereon or in an otherwise acceptable form and such other documents as may be required by the Depositary, the Depositary will forward the certificates or DRS advice-statements representing the Nomad Shares and Consideration Warrants that the Shareholder is entitled to receive to such address or addresses as the Shareholder may direct in the Letter of Transmittal, or in the absence of any direction, to the address of the Shareholder as shown on the register of shareholders maintained for Coral by Computershare Investor Services Inc.

Registered Shareholders who do not deliver their Share certificates or DRS advice-statements, and any other required documents to the Depositary on or before the date which is six (6) years after the Effective Date will lose their right to receive the Consideration from Nomad.

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Fractional Shares

No fractional Nomad Shares or Consideration Warrants will be issued to Shareholders. No cash will be paid in lieu of fractional shares. Any fractions resulting will be rounded down to the nearest whole number.

The foregoing information is a summary only and is subject to and qualified in its entirety by the Plan of Arrangement. For further details of procedures, see also Article 4 of the Plan of Arrangement, which is attached as Schedule “B” hereto.

DISSENT RIGHTS

The following description of the Dissent Rights is not a comprehensive statement of the procedures to be followed by a dissenting Shareholder who seeks payment of the fair value of their Shares and is qualified in its entirety by the reference to the full text of Sections 237 through 247 of the BCBCA, which is attached as Schedule “C” to this Circular, the Plan of Arrangement, which is attached as Schedule “B”, and the Interim Order, which is attached as Schedule “D”.

As indicated in the notice of meeting for Coral accompanying this Circular, and as provided in the BCBCA, Plan of Arrangement and the Interim Order, any holder of Shares is entitled to be paid the fair value of such shares by Coral in accordance with the Dissent Rights in the Plan of Arrangement, the Interim Order and the provisions of Sections 237 - 247 of the BCBCA if the Shareholder duly dissents to the Arrangement Resolution and the Arrangement becomes effective. A holder of Shares who dissents to the Arrangement Resolution and is paid the fair value of such shares will not be entitled to receive any Nomad Shares or Consideration Warrants. The fair value of such holder’s Shares will be determined as of the close of business on the business day before the adoption of the Arrangement Resolution. The payment for such fair value of the shares shall be made by Nomad, if the Arrangement becomes effective.

The statutory provisions dealing with the right of dissent are technical and complex. Any shareholders who wish to exercise their Dissent Rights should seek independent legal advice, as failure to comply strictly with the provisions of Sections 237 - 247 of the BCBCA, the Plan of Arrangement and the Interim Order may result in the loss of Dissent Rights.

To exercise Dissent Rights, a Shareholder must dissent with respect to all Shares of which it is the beneficial owner.

Registered Shareholders may exercise Dissent Rights pursuant to and in the manner set forth in Sections 237 - 247 of the BCBCA, the Plan of Arrangement and the Interim Order, provided that the Dissent Notice duly executed by such registered Shareholder is received by Coral not less than two business days in advance of the date of the Meeting. Non-registered Shareholders who are not the holder of record of their Shares may not directly exercise Dissent Rights in respect of the Arrangement Resolution, and must, in such cases, have the registered Shareholder, such as a broker, agent, Intermediary or other nominee, submit the written Dissent Notice in respect of the Arrangement Resolution with respect to all the Shares held by such non-registered Shareholder.

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To exercise Dissent Rights, a registered Shareholder must prepare a separate Dissent Notice for him, her or itself, if dissenting on his, her or its own behalf, and one for each other non-registered Shareholder who beneficially owns Shares registered in such registered Shareholder’s name and on whose behalf such registered Shareholder intends to exercise rights to dissent; and, if dissenting on its own behalf, must dissent with respect to all of the Shares registered in his, her or its name or if dissenting on behalf of a beneficial non-registered Shareholder, with respect to all of the Shares registered in his, her or its name and beneficially owned by such non-registered Shareholder.

In such case, the Dissent Notice should set forth the number of Shares in respect of which the Dissent Rights are being exercised (the “Notice Shares”) and: (a) if such Shares constitute all of the Shares of which the Dissenting Shareholder is the registered and beneficial owner and the registered Shareholder owns no other Shares beneficially, a statement to that effect; (b) if such Shares constitute all of the Shares of which the Dissenting Shareholder is both the registered and beneficial owner, but the registered Shareholder owns additional Shares beneficially, a statement to that effect and the names of the registered Shareholders of those other Shares and the number of Shares held by each such registered Shareholder and a statement that written notices of dissent are being or have been sent with respect to such other Shares; and (c) if the Dissent Rights are being exercised by a registered Shareholder who is not the beneficial owner of such Shares, a statement to that effect and the name and address of the non-registered Shareholder and a statement that the registered Shareholder is dissenting with respect to all Shares of the non-registered Shareholder registered in such registered Shareholder’s name. A registered Shareholder ceases to be a Dissenting Shareholder if such shareholder votes or instructs a proxyholder to vote anyShares in favour of the Arrangement Resolution.

Dissenting Shareholders who duly exercise Dissent Rights are ultimately entitled to be paid fair value for their Notice Shares by the Company (which fair value shall be determined as of the close of business on the day before the adoption of the Arrangement Resolution), shall be deemed to have irrevocably transferred their Notice Shares to Coral for cancellation immediately at the Effective Time in exchange for the right to be paid fair value for such Notice Shares, for cancellation immediately prior to the Effective Time by the Company and the Company shall thereupon be obligated to pay the amount therefore determined to be the fair value of such Notice Shares from an escrow fund established for such purpose, and in no case shall Coral or Nomad, as the case may be, be required to recognize such Persons as holding Shares after the Effective Time.

A vote against the Arrangement Resolution, an abstention from voting in respect of the Arrangement Resolution, or the execution or exercise of a proxy to vote against the Arrangement Resolution does not constitute a Dissent Notice, but a Shareholder need not vote against the Arrangement Resolution in order to dissent. However, a Shareholder who consents to or votes in favour of the Arrangement Resolution, other than as a proxy for a different Shareholder whose proxy required an affirmative vote, or otherwise acts inconsistently with the dissent, will cease to be entitled to exercise any Dissent Rights.

Shareholders who do not duly exercise their Dissent Rights, or who do, but who are ultimately not entitled to be paid fair value for their Notice Shares by the Company, for any reason, shall be deemed to have participated in the Arrangement on the same basis as a registered Shareholder who is not a Dissenting Shareholder and shall be entitled to receive the Consideration on the same basis as every other Shareholder participating in the Arrangement.

Pursuant to the terms of the Arrangement Agreement, the obligation of Nomad to complete the Arrangement is subject to Coral not having received notices of dissent in respect of more than 5% of the number of Shares, which are issued as at the Effective Date which requirement may be waived by Nomad. Should Nomad not complete the Arrangement, whether as a result of the failure of the Shareholders to approve the Arrangement Resolution or Coral receiving Dissent Notices in excess of 5% of the number of Shares which are issued as at the Effective Date or for any other reason, Dissenting Shareholders will not be entitled to receive fair value for their Shares.

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Prior to the Arrangement becoming effective, if the Arrangement Resolution is approved, Coral will send a notice of intention to act to each Dissenting Shareholder stating that the Arrangement Resolution has been passed and informing the Dissenting Shareholder of its intention to act on such Arrangement Resolution. A notice of intention need not be sent to any Shareholder who voted in favour of the Arrangement Resolution or who has withdrawn his Dissent Notice. In order to proceed with the exercise of Dissent Rights, within one month of the date of the notice given by Coral of its intention to act, the Dissenting Shareholder is required to send written notice to Coral or its transfer agent that he, she or it requires Coral to purchase all of his, her or its Notice Shares and at the same time to deliver certificates representing such Notice Shares to Coral. If the dissent is being exercised by the Dissenting Shareholder on behalf of a non-registered Shareholder, a written statement that: (i) is signed by the non-registered Shareholder on whose behalf dissent is being exercised; and (ii) sets out whether or not the such non-registered Shareholders is the beneficial owner of other Shares and, if so, sets out: (A) the names of the registered owners of those other Shares, (B) the number, and the class and series, if applicable, of those other Shares that are held by each of those registered owners, and (C) that dissent is being exercised in respect of all of those other shares, all in accordance with Section 244 of the BCBCA. Upon such delivery, a Dissenting Shareholder will be bound to sell and Coral will be bound to purchase the Shares subject to the demand for a payment equal to their fair value as of the day before the day on which the Arrangement Resolution was passed by the Shareholders, excluding any appreciation or depreciation in anticipation of the vote (unless such exclusion would be inequitable). Every Dissenting Shareholder who has delivered a demand for payment must be paid the same price as the other Dissenting Shareholders. Such Shareholder may not vote, or exercise or assert any rights of a Shareholder in respect of such Notice Shares, other than the rights set forth in Sections 237 through 247 of the BCBCA.

The Dissenting Shareholder and the Company may agree on the payout value of the Notice Shares; otherwise, either party may apply to the Supreme Court of British Columbia (the “Court”) to determine the fair value of the Notice Shares or apply for an order that value be established by arbitration or by reference to the registrar or a referee of the Court. After a determination of the payout value of the Notice Shares, the Company must then promptly pay that amount to the Dissenting Shareholder.

If a Dissenting Shareholder who has sent a demand for payment or Coral apply to the Court, the Court may: (a) require the Dissenting Shareholder to sell and Coral, to purchase the Shares in respect of which a Dissent Notice has been validly given; (b) set the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors; (c) join in the application of any other Dissenting Shareholder who has delivered a demand for payment; and (d) make consequential orders and give such directions as it considers appropriate. No Dissenting Shareholder who has delivered a demand for payment may vote or exercise or assert any rights of a Shareholder in respect of the Shares for which a demand for payment has been given, other than the rights to receive payment for those Shares. Until a Dissenting Shareholder who has delivered a demand for payment is paid in full, that Dissenting Shareholder may exercise and assert all the rights of a creditor of Coral. No Dissenting Shareholder may withdraw his demand for payment unless Coral consents.

Once the Arrangement becomes effective, none of the resulting changes to Coral will affect the rights of the Dissenting Shareholders, or the price to be paid for the Dissenting Shareholder’s Shares. If the Court determines that a person is not a Dissenting Shareholder or is not otherwise entitled to dissent, the Court, without prejudice to any acts or proceedings that Coral, Nomad or the Shareholders may have taken during the intervening period, may make the order it considers appropriate to remove the restrictions on the Dissenting Shareholder from dealing with his, her or its Shares.

Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Shareholder if, before full payment is made for the Notice Shares, the Arrangement in respect of which the Notice of Dissent was sent is abandoned or by its terms will not proceed, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, or the Dissenting Shareholder withdraws the notice of dissent with the Company’s written consent. If any of these events occur, the Company must return the share certificates or DRS representing the Shares to the Dissenting Shareholder and the Dissenting Shareholder regains the ability to vote and exercise its rights as a Shareholder.

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Strict adherence to the procedures set forth above will be required and a shareholder’s failure to do so may result in the loss of all Dissent Rights. Accordingly, each Shareholder who might desire to exercise Dissent Rights should carefully consider and fully comply with the provisions set forth above and below and consult his or her legal advisor.

Sections 237 - 247 of the BCBCA

The preceding is a brief summary of the provisions of Sections 237 - 247 of the BCBCA, as amended by the Plan of Arrangement, the Interim Order and the Final Order. A Dissenting Shareholder who duly gives notice of dissent to the Arrangement may require Coral, if the Arrangement becomes effective, to purchase all of the Shares held by such Shareholder at the fair value of such Shares as of the day before the date on which the Arrangement Resolution was passed.

A registered Shareholder may give Dissent Notice in respect of the Arrangement by registered mail addressed to Coral at the addresses for Dissent Notices noted below. The Dissent Notice must be received at the registered office of Coral, as specified below, no later than 5:00 p.m. (Vancouver time) on November 9, 2020 or by 5:00 pm (Vancouver time) on the day that is two business days prior to the date on which any adjournment of the Meeting is held. As a result of giving a Dissent Notice such Shareholder may, on receiving a notice of intention to act under Sections 237 - 247 of the BCBCA, require Coral to purchase all the Shares of such Shareholder in respect of which the Dissent Notice was given. The text of Sections 237 - 247 of the BCBCA is set out in Schedule “C” to this Circular. Reference should also be made to the Plan of Arrangement attached as Schedule “B” and in particular Article 4 thereof and the Interim Order attached as Schedule “D”.

Address for Dissent Notices

All Dissent Notices of a Shareholder, in accordance with the provisions of the Plan of Arrangement, should be addressed to the office of Coral at Suite 900 - 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1, Attention: Dorothy Chin, Corporate Secretary.

Strict Compliance with Dissent Provisions Required

The foregoing summary does not purport to be a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such Shareholder’s Shares, and is qualified in its entirety by reference to the Interim Order and Sections 237 - 247 of the BCBCA, the full texts of which are attached to this Circular respectively as Schedule “C” and Schedule “D” and the Plan of Arrangement, attached as Schedule “B” and which is a schedule to the Arrangement Agreement filed as a material document on SEDAR at www.sedar.com. The Dissent Rights in the Plan of Arrangement and the provisions of sections 237 - 247 of the BCBCA require strict adherence to the procedures established therein and failure to do so may result in the loss of Dissent Rights. Accordingly, each Shareholder who might desire to exercise Dissent Rights should carefully consider and comply with the provisions of those sections and should consult a legal advisor.

The Arrangement Agreement provides, as a condition to the obligations to complete the Arrangement that holders of not more than 5% of the issued and outstanding Shares shall have exercised Dissent Rights in connection with the Arrangement.

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CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary fairly describes the principal Canadian federal income tax considerations relating to the Arrangement generally applicable to Shareholders who, for purposes of the ITA, (i) hold their Shares and will hold their Nomad Shares and Consideration Warrants as capital property, (ii) deal at arm’s length with Nomad and Coral, and (iii) are not affiliated with Nomad or Coral.

Securities will generally be considered to be capital property to a holder thereof, unless such securities are held in the course of carrying on a business or were acquired in a transaction considered to be an adventure in the nature of trade. Certain Shareholders who are resident in Canada and who might not otherwise be considered to hold their shares as capital property may be entitled to have them treated as capital property by making the election provided by subsection 39(4) of the ITA. Any person contemplating making a subsection 39(4) election should first consult their tax adviser for advice as the making of such election will affect the income tax treatment of the person’s disposition of other Canadian securities.

This summary is not applicable to a Shareholder who (i) is a “financial institution” for the purposes of the mark-to-market rules contained in the ITA, (ii) an interest in which is a “tax shelter investment” as defined in the ITA, (iii) is a “specified financial institution” as defined in the ITA, (iv) is a Shareholder holding an interest which is a “tax shelter investment” as defined in the ITA, (v) has acquired Shares upon the exercise of an employee stock option, (vi) has entered into a “derivative forward agreement” as defined in the ITA with respect to its Shares, (vii) is exempt from tax under Part I of the ITA, or (viii) is a taxpayer whose “functional currency” for the purposes of the ITA is the currency of a country other than Canada.

No advance income tax ruling has been obtained with respect to the Arrangement.

This summary is based upon the current provisions of the ITA, the regulations thereunder (the “Regulations”), and counsel’s understanding of the current administrative practices and policies of the Canada Revenue Agency (the “CRA”). This summary also takes into account all specific proposals to amend the ITA and Regulations (the “Proposed Amendments”) announced by the Minister of Finance (Canada) prior to the date hereof and assumes that all Proposed Amendments will be enacted in their present form.If the Proposed Amendments are not enacted as presently proposed, the tax consequences may not be as described below in all cases.This summary does not take into account or anticipate any other changes in law or administrative or assessing practice, whether by legislative, governmental, or judicial action or decision, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any Shareholder. Accordingly, Shareholders should consult their own tax advisers for advice as to the income tax consequences to them of the Arrangement in their particular circumstances.

Shareholders Resident in Canada

The following portion of this summary is applicable to a Shareholder who, at all material times, is or is deemed to be resident in Canada for the purposes of the ITA.

Exchange of Shares for the Consideration

Pursuant to the Arrangement, the Shareholders will receive for each 0.919191 of a Share held, the Share Consideration (consisting of 0.80 of a Nomad Share). This will be treated as a tax deferred share for share exchange under section 85.1 of the ITA. As a result, 0.919191 of a Shareholder’s adjusted cost base for its Shares will become the adjusted cost base for the Share Consideration.In addition, pursuant to the Arrangement, the Shareholders will receive for each 0.090909 of a Share, the Non-Share Consideration (consisting of $0.05, plus 0.40 of a Consideration Warrant). This will be treated as a taxable disposition.If the Shares are held as capital property, to the extent that the Non-Share Consideration exceeds (or is exceeded by) 0.090909 of the adjusted cost base of the Shareholder’s Shares, then the Shareholder will be regarded as having realized a capital gain (or a capital loss) equal to the amount of such difference. See “Taxation of Capital Gains and Losses” below for a general description of the treatment of capital gains and losses under the ITA.

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Dissenting Shareholders

A Shareholder who, as a result of exercising dissent rights in respect of the Arrangement, receives a cash payment from Nomad in consideration for Shares in respect of which such rights of dissent are exercised will be considered to have disposed of the Shares for proceeds of disposition equal to such cash payment (excluding interest awarded by a court to the Dissenting Shareholder). To the extent that such proceeds of disposition exceed (or are exceeded by) the adjusted cost base of the Dissenting Shareholder’s Shares, the Dissenting Shareholder will be regarded as having realized a capital gain (or a capital loss) equal to the amount of such difference. See “Taxation of Capital Gains and Losses” below for a general description of the treatment of capital gains and losses under the ITA.

Interest paid or payable to a Dissenting Shareholder will be included in the Dissenting Shareholder’s income.

Taxation of Nomad Dividends

In the case of a Shareholder who is an individual, dividends received or deemed to be received on Nomad Shares will be included in computing the individual’s income and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross‑up and dividend tax credit rules applicable to any dividends designated by Nomad as an “eligible dividend” in accordance with the ITA.

In the case of a Shareholder that is a corporation, dividends received or deemed to be received on Nomad Shares will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. A “private corporation” (as defined in the ITA) or any other corporation controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable under Part IV of the ITA to pay a refundable tax of 38⅓% on dividends received or deemed to be received on Nomad Shares to the extent that such dividends are deductible in computing the corporation’s taxable income.

Exercise of Consideration Warrants

No gain or loss will be realized by a Shareholder upon the exercise of a Consideration Warrant to acquire a Nomad Share. When a Consideration Warrant is exercised, the Shareholder’s cost of the Nomad Share acquired thereunder will equal the aggregate of such Shareholder’s adjusted cost base of the Consideration Warrant exercised plus the exercise price paid for such Nomad Share. The Shareholder’s adjusted cost base of such Nomad Share so acquired will be determined by averaging the cost of the Nomad Share with the adjusted cost base (determined immediately before the acquisition of the Nomad Share) of all other Nomad Shares held as capital property by such Shareholder as capital property immediately prior to such acquisition.

Disposition of Nomad Shares and Consideration Warrants

The disposition or deemed disposition of Nomad Shares and Consideration Warrants by a Shareholder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Shareholder of those Nomad Shares and Consideration Warrants immediately before the disposition. As explained above, the adjusted cost base of the Nomad Shares to the Shareholders will be equal to 0.909091 of the adjusted cost base per Share held by such Shareholders. The adjusted cost base of the Consideration Warrants will be equal to 0.090909 of the adjusted cost base per Share held by such Shareholders, less $0.05 per Share (i.e., the amount of the Consideration Cash).See “Taxation of Capital Gains and Losses” below for a general description of the tax treatment of capital gains and losses under the ITA.

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Taxation of Capital Gains and Losses

One-half of any capital gain (a “taxable capital gain”) realized by a Shareholder in a taxation year will be included in the Shareholder’s income for the year. One-half of any capital loss (an “allowable capital loss”) realized by the Shareholder in a year may be deducted against taxable capital gains realized in the year.Any excess of allowable capital losses over taxable capital gains in a taxation year may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years, to the extent and in the circumstances specified in the ITA.

A Shareholder that is throughout the relevant taxation year a “Canadian controlled private corporation” (as defined in the ITA) may also be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the ITA) for the year, which will generally include taxable capital gains.

The amount of any capital loss arising on the disposition or deemed disposition of any shares by a Shareholder that is a corporation may be reduced by the amount of certain dividends received or deemed to have been received by it on such shares to the extent and under circumstances prescribed by the ITA. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns such shares or where a trust or partnership of which the corporation is a beneficiary, or a member is a member of a partnership or a beneficiary of a trust that owns any such shares.

Alternative Minimum Tax on Individuals

The ITA provides for an alternative minimum tax applicable to individuals (including certain trusts and estates) resident in Canada, which is computed by reference to an adjusted taxable income amount. Thirty percent of capital gains (net of capital losses) and the actual amount of taxable dividends (not including any gross-up) are included in adjusted taxable income. Any additional tax payable by an individual under the minimum tax provisions may be carried forward and applied against certain tax otherwise payable in any of the seven immediately following taxation years; however, this carry-forward amount will only be creditable in a particular year to the extent that the individual’s tax payable for the year, calculated without reference to the minimum tax provisions, exceeds the tax payable under the minimum tax provisions for the year.

Shareholders Not Resident in Canada

The following portion of this summary is applicable to a Shareholder who (i) has not been, is not, and will not be resident or deemed to be resident in Canada for purposes of the ITA, and (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere.

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Exchange of Shares for the Consideration by Non-Residents

The discussion above, applicable to Shareholders resident in Canada under the heading “Exchange of Shares for the Consideration” also applies to a Non‑Resident Holder. The tax treatment of a capital gain or capital loss realized by a Non-Resident Holder of Shares is described generally below under the heading “Taxation of Capital Gains and Losses of Non-Residents”.

Dissenting Non-Resident Shareholders

The discussion above applicable to Canadian resident Shareholders under the heading “Dissenting Shareholders”, also applies to a Non-Resident Holder who is a Dissenting Shareholder. The tax treatment of a capital gain or capital loss realized by a Non-Resident Holder of Shares as a consequence of exercising dissent rights to the Arrangement are described generally below under the heading “Taxation of Capital Gains and Losses of Non-Residents”.

The amount of any interest awarded by a court to a Non-Resident Holder who is a Dissenting Shareholder will not be subject to Canadian tax.

Exercise of Consideration Warrants

The discussion above, applicable to Shareholders resident in Canada under the heading “Exercise of Consideration Warrants” also applies to a Non‑Resident Holder.

Taxation of Nomad Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on the Nomad Shares will generally be subject to Canadian withholding tax at the rate of 25% on the gross amount of such dividends but subject to reduction under the provisions of an applicable income tax convention. Under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on such dividends paid or credited to a Non-Resident Holder who is a resident of the United States for purposes of the Treaty and fully entitled to the benefits under the Treaty is generally reduced to 15% of the gross amount of the dividends. Non-Resident Holders should consult their own tax advisors in this regard.

Taxation of Capital Gains and Losses of Non-Residents

A Non-Resident Holder will not be subject to tax under the ITA in respect of any capital gain arising on a disposition or deemed disposition of Nomad Shares or Consideration Warrants, unless, at the time of disposition, such Nomad Shares or Consideration Warrants constitute “taxable Canadian property” of the Non-Resident Holder within the meaning of the ITA and the Non-Resident Holder is not entitled to relief under an applicable income tax convention.

Provided that the Nomad Shares are listed on a “designated stock exchange” as defined in the ITA at the time of disposition, the Nomad Shares and Consideration Warrants will generally not constitute “taxable Canadian property” of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition, the following two conditions are met: (a) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, one or more partnerships in which the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm’s length holds a membership interest (either directly or indirectly through one or more partnerships), or the Non-Resident Holder together with all such persons, have not owned 25% or more of any class or series of the capital stock of Nomad; or (b) the Nomad Shares or Consideration Warrants did not derive, directly or indirectly, more than 50% of their fair market value from one or any combination of (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the ITA), (iii) “timber resource properties” (as defined in the ITA), and (iv) options or interest in respect of property described in (i), (ii), (iii); and the shares were not otherwise deemed to be taxable Canadian property under the ITA.

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If Nomad Shares or Consideration Warrants constitute or are deemed to constitute taxable Canadian property to any Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax convention, the discussion above applicable to Canadian resident Shareholder under the heading “Taxation of Capital Gains and Losses” generally will apply to the Non-Resident Holder.

Non-Resident Holders whose Nomad Shares or Consideration Warrants may be taxable Canadian property should consult with their own tax advisors for advice having regard to their particular circumstances.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the receipt of Nomad Shares, Consideration Warrants and Consideration Cash pursuant to the Arrangement and the ownership and disposition of such Nomad Shares. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement or as a result of the ownership and disposition of Nomad Shares received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.

This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences to U.S. Holders of the Arrangement and the ownership and disposition of Nomad Shares. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. income and other tax consequences of the Arrangement and of the ownership and disposition of Nomad Shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement or the ownership and disposition of Nomad Shares received pursuant to the Arrangement. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities

This summary is based on the Code, U.S. Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Canada-US Tax Convention (1980), as amended, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

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U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares (or, after the Arrangement, Nomad Shares) participating in the Arrangement or exercising Dissent Rights pursuant to the Arrangement that is for U.S. federal income tax purposes:

(a)	an individual who is a citizen or resident of the United States;

(b)	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

(c)	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(d)	a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Shares participating in the Arrangement or exercising Dissent Rights that is not a partnership (or other “pass-through” entity) for U.S. federal income tax purposes and is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders arising from the Arrangement or the ownership and disposition of Nomad Shares received pursuant to the Arrangement. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the Arrangement and the ownership and disposition of Nomad Shares received pursuant to the Arrangement.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

(a)	any conversion into Shares or Nomad Shares of any notes, debentures or other debt instruments;

(b)	any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire Shares or Nomad Shares, including the Coral Options and any outstanding warrants to purchase Shares; and

(c)	any transaction, other than the Arrangement, in which Nomad Shares and Consideration Warrants are acquired.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the Arrangement or the ownership and disposition of Nomad Shares received pursuant to the Arrangement to U.S. Holders that are subject to special provisions under the Code, including but not limited to (and except as otherwise specifically noted) U.S. Holders that: (a) are tax exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Shares (or after the Arrangement, Nomad Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Shares (or after the Arrangement, Nomad Shares) other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Shares (or after the Acquisition, Nomad Shares); and (i) acquired Nomad Shares by gift or inheritance.

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This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are:

(a)	U.S. expatriates or former long-term residents of the U.S.;

(b)	persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act;

(c)	persons that use or hold, will use or hold, or that are or will be deemed to use or hold Shares (or after the Arrangement, Nomad Shares) in connection with carrying on a business in Canada;

(d)	persons whose Shares (or after the Arrangement, Nomad Shares) constitute “taxable Canadian property” under the Tax Act; or

(e)	persons that have a permanent establishment in Canada for the purposes of the Canada-US Tax Convention (1980).

U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the Arrangement and the ownership and disposition of Nomad Shares received pursuant to the Arrangement.

If an entity or arrangement that is classified as a partnership (including any other “pass-through” entity) for U.S. federal income tax purposes holds Shares (or after the Arrangement, Nomad Shares), the U.S. federal income tax consequences to such partnership and the partners (or owners) of such partnership of participating in the Arrangement and the ownership and disposition of Nomad Shares received pursuant to the Arrangement generally will depend on the activities of the partnership and the status of such partners (or owners). This summary does not address the tax consequences to any such partnership or partner (or owner). Partners (or owners) of entities and arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Nomad Shares received pursuant to the Arrangement.

Certain U.S. Federal Income Tax Consequences of the Acquisition

Characterization of the Arrangement for U.S. Federal Income Tax Purposes

The exchange of Shares for Nomad Shares, Consideration Warrants and Consideration Cash (the “Exchange”), the transfer of the Shares by Nomad to Purchaser Subco (the “Contribution”) and the amalgamation of Coral and Purchaser Subco (the “Amalgamation”) may be viewed either as separate transactions or treated as a single integrated transaction for U.S. federal income tax purposes. Although the IRS has not issued authoritative guidance addressing facts identical to the Arrangement and therefore the matter is not free from doubt, the Exchange, the Contribution and the Amalgamation (together, the “Acquisition”) is intended to be treated as a single integrated transaction for U.S. federal income tax purposes. This summary assumes that the Acquisition will be treated for U.S. federal income tax purposes as if Purchaser Subco and Coral merged to form Amalco with Coral continuing to exist after the Acquisition as a wholly owned subsidiary of Nomad as specified in the Plan of Arrangement and the Shareholders exchanged their Shares for Nomad Shares, Consideration Warrants and Consideration Cash as part of such merger. If the Acquisition is treated as a single integrated transaction for U.S. federal income tax purposes, and the Substantially All Assets Requirement discussed below is satisfied, the Acquisition should qualify as a “reorganization” within the meaning of Section 368(a) of the Code (a “Reorganization”). There can be no assurance that the IRS or a U.S. court would not take a contrary view of the Acquisition. Neither Coral nor Nomad has sought or obtained a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement. Accordingly, there can be no assurance that the IRS could not challenge the status of the Acquisition as a Reorganization or that the U.S. courts would uphold the status of the Acquisition as a Reorganization in the event of an IRS challenge. The tax consequences of the Acquisition qualifying as a Reorganization or as a taxable transaction are discussed below. U.S. Holders should consult their own tax advisors regarding the proper tax reporting of the Acquisition.

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There are many requirements for the Acquisition to qualify as a Reorganization. Among them is the requirement that Amalco must acquire “substantially all” of the assets of Coral in connection with the Acquisition (the “Substantially All Assets Requirement”). In determining whether Amalco will acquire the requisite amount of Coral’s assets, certain assets held by Coral before the Acquisition will not be considered to be acquired by Amalco in connection with the Acquisition, including, without limitation, any cash or other assets directly or indirectly paid or otherwise transferred by Coral to any Shareholder. For ruling purposes, the IRS defines “substantially all” as at least 70% of the gross assets and at least 90% of the net assets of Coral immediately before the Acquisition. Nomad and Coral believe that the Substantially All Assets Requirement should be satisfied in the Acquisition, and the remainder of this disclosure assumes that this requirement will be satisfied.

Tax Consequences if the Acquisition Qualifies as a Reorganization

If the Acquisition qualifies as a Reorganization, and is not otherwise taxable under the PFIC rules discussed below, then the following U.S. federal income tax consequences will result for U.S. Holders:

(a)	gain (but not loss) will be recognized in an amount equal to the lesser of (i) the excess, if any, of (A) the sum of (x) the fair market value (expressed in U.S. dollars) of the Nomad Shares, (y) the fair market value (expressed in U.S. dollars) of the Consideration Warrants and (z) the U.S. dollar amount of the Consideration Cash received in the Acquisition, over (B) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in the Shares exchanged pursuant to the Acquisition, or (ii) the U.S. dollar amount of the Consideration Warrants and Consideration Cash received in the Acquisition;

(b)	the aggregate tax basis of the Nomad Shares received in the Acquisition will be equal to the aggregate tax basis of the Shares surrendered in exchange therefor, increased by the amount of gain recognized and decreased by the U.S. dollar amount of the Consideration Warrants and Consideration Cash received in the Acquisition and the aggregate tax basis of the Consideration Warrants shall equal the fair market value (amount of gain recognized) of the Consideration Warrants on the Effective Time;

(c)	the holding period for the Nomad Shares received in the Acquisition will include such U.S. Holder’s holding period for the Shares surrendered in exchange therefor and the holding period for the Consideration Warrants shall commence on the Effective Time;

(d)	U.S. Holders generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the tax year in which the Acquisition occurs, and to retain certain records related to the Acquisition; and

(e)

U.S. Holders that own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Nomad Shares after the Effective Time will be required to enter into a “gain recognition agreement” within the meaning of Section 1.367(a)-8 of the U.S. Treasury Regulations in order to benefit from Reorganization treatment. If such a U.S. Holder does not enter into a “gain recognition agreement,” the Acquisition will be a taxable transaction with respect to such U.S. Holder and the consequences described in “Tax Consequences if the Acquisition is a Taxable Transaction” below will apply.

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Subject to the PFIC rules discussed below, any recognized gain not treated as a dividend will be treated as capital gain, which will be long-term capital gain if the Shares have been held for more than one year at the time of the Acquisition. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.

The IRS could challenge a U.S. Holder’s treatment of the Acquisition as a Reorganization. If the treatment of the Acquisition as a Reorganization were successfully challenged, then the Acquisition would be treated as a taxable transaction, and the consequences to U.S. Holders discussed immediately below (including the recognition of any realized gain) would apply.

Tax Consequences if the Acquisition is a Taxable Transaction

If the Acquisition does not qualify as a Reorganization, and is not taxed otherwise pursuant to the PFIC rules discussed below, then the following U.S. federal income tax consequences would result for U.S. Holders:

(a)	gain or loss would be recognized in an amount equal to the difference, if any, between (A) the sum of (x) the fair market value (expressed in U.S. dollars) of the Nomad Shares, (y) the fair market value (expressed in U.S. dollars) of the Consideration Warrants and (y) the U.S. dollar amount of the Consideration Cash received in the Acquisition and (B) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in the Shares exchanged pursuant to the Acquisition;

(b)	the aggregate tax basis of the Nomad Shares received in the Acquisition would be equal to the fair market value of such shares on the date of receipt and the aggregate tax basis of the Consideration Warrants would be equal to the fair market value of the Consideration Warrants on the date of receipt; and

(c)	the holding period for the Nomad Shares and Consideration Warrants received in the Acquisition would begin on the day after such shares are received.

Subject to the PFIC rules discussed below, any gain or loss described in clause (a) immediately above would be capital gain or loss, which would be long-term capital gain or loss if the holding period with respect to such Shares is more than one year as of the date of the Acquisition. Preferential tax rates apply to long term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Tax Consequences of the Acquisition if Coral Is Classified as a PFIC

A U.S. Holder of Shares could be subject to special, adverse tax rules in respect of the Arrangement if Coral was classified as a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) for any tax year during which such U.S. Holder holds or held Shares, unless the “PFIC-for-PFIC Exception” discussed below also applies to the Acquisition.

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A non-U.S. corporation is considered a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) 50% or more of the value of its assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets. For purposes of the PFIC provisions, “gross income” generally includes all sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes dividends, interest, certain royalties and rents, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining whether or not it is a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value).

Coral believes that it may be classified as a PFIC for its tax years ended December 31, 2017, 2018 and 2019. Based on current business plans and financial expectations, Coral expects that it may be classified as a PFIC during its current tax year which includes the Effective Time. PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of Coral during the current tax year which includes the Effective Time or any prior tax year.

Under proposed U.S. Treasury Regulations, and absent application of the “PFIC-for-PFIC Exception” discussed below, if Coral is classified as a PFIC for any tax year during which a U.S. Holder holds Shares, special rules would apply to a U.S. Holder’s U.S. federal income tax liability with respect to the Acquisition. Under the default PFIC rules:

(a)	the Acquisition would be treated as a fully taxable transaction even if the Acquisition otherwise qualifies as a Reorganization as discussed above;

(b)	any gain on the exchange of Shares pursuant to the Acquisition will be treated as an “excess distribution” and allocated ratably over such U.S. Holder’s holding period for the Shares for purposes of calculating the deemed deferral benefit interest charge described below;

(c)	all gain will be taxed as ordinary income, and the amounts allocated to each of the other tax years (“prior PFIC years”) will be subject to tax as ordinary income at the highest rate of tax in effect for the applicable class of taxpayer for that year;

(d)	an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the prior PFIC years, which interest charge is not deductible by noncorporate U.S. Holders; and

(e)	any loss realized would generally not be recognized.

A U.S. Holder that has made a Mark-to-Market Election under Section 1296 of the Code or a timely and effective QEF Election to treat Coral as a “qualified electing fund” under Section 1295 of the Code may mitigate or avoid the PFIC consequences described above with respect to the Arrangement. U.S. Holders should be aware that there can be no assurances that Coral has satisfied or will satisfy the record keeping requirements that apply to a QEF, or that Coral has supplied or will supply U.S. Holders with information such U.S. Holders require to report under the QEF rules, in the event that Coral is a PFIC for any tax year. Thus, U.S. Holders may not have been able to make and may not be able to make a QEF Election with respect to their Shares. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election. A shareholder of PFIC stock who does not make a timely QEF Election is referred to in this section of the summary as a “Non-Electing Shareholder.”

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Under proposed U.S. Treasury Regulations, a Non-Electing Shareholder does not recognize gain in a Reorganization where the Non-Electing Shareholder transfers stock in a PFIC so long as such Non-Electing Shareholder receives in exchange stock of another corporation that is a PFIC for its taxable year that includes the day after the date of transfer. For purposes of this summary, this exception will be referred to as the “PFIC-for-PFIC Exception”. However, a Non-Electing Shareholder generally does recognize gain (but not loss) in a Reorganization where the Non-Electing Shareholder transfers stock in a PFIC and receives in exchange stock of another corporation that is not a PFIC for its taxable year that includes the day after the date of transfer. Coral believes it may be classified as a PFIC during the tax years as discussed above, and thus may be considered a PFIC with respect to certain U.S. Holders who held their Shares during any such tax year. Nomad has not determined whether it will be a PFIC in its current taxable year or whether it has been treated as a PFIC in any prior year. There can be no assurance that Nomad’s status will or will not be determined to be a PFIC during the current year or any prior or future year, and no opinion of counsel or ruling from the IRS concerning the status of either Coral or Nomad as a PFIC has been obtained or is currently planned to or will be requested.Consequently, it is not possible to determine if the “PFIC-for-PFIC Exception” may apply to the Acquisition. However, if it is determined that both Coral and Nomad are to be treated as PFICs at the Effective Time,then under the foregoing rules contained in the proposed U.S. Treasury Regulations, it is possible that a Non-Electing Shareholder would not recognize gain or loss on the Acquisition so long as the Acquisition qualifies as a Reorganization under Section 368(a) of the Code.

However, under the rules applicable to excess distributions and dispositions of PFIC stock set forth in Section 1291 of the Code, if the Acquisition is not classified as a Reorganization under the IRC, then a Non-Electing Shareholder will recognize gain in an amount equal to the excess, if any, of (A) the sum of (x) the fair market value (expressed in U.S. dollars) of the Nomad Shares, (y) the fair market value of the Consideration Warrants, and (y) the U.S. dollar amount of the cash received in the Acquisition, over (B) the adjusted tax basis (expressed in U.S. dollars) of such Non-Electing Shareholder in the Shares exchanged pursuant to the Acquisition. Such gain would be recognized on a share-by-share basis and would be taxable as if it were an excess distribution under the default PFIC rules, as described above.

Regardless of whether the PFIC-for-PFIC Exception applies, any gain recognized or distribution received by Non-Electing Shareholders as a result of the receipt of the Consideration Warrants and the Consideration Cash from Nomad would be subject to tax under the default PFIC rules discussed above, if Coral is determined to be a PFIC.

Each U.S. Holder should consult its own tax advisor regarding the potential application of the PFIC rules to the receipt of Nomad Shares, Consideration Warrants and Consideration Cash pursuant to the Acquisition, and the information reporting responsibilities under the proposed U.S. Treasury Regulations in connection with the Acquisition. In addition, the proposed U.S. Treasury Regulations discussed above were proposed in 1992 and have not been adopted in final form. The proposed U.S. Treasury Regulations state that they are to be effective for transactions occurring on or after April 11, 1992. However, because the proposed U.S. Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Furthermore, it is uncertain whether the IRS would consider the proposed U.S. Treasury Regulations to be effective for purposes of determining the U.S. federal income tax treatment of the Acquisition. In the absence of the proposed U.S. Treasury Regulations being finalized in their current form, if the Acquisition qualifies as a Reorganization, the U.S. federal income tax consequences to a U.S. Holder should be generally as set forth above in the discussion “Tax Consequences if the Acquisition Qualifies as a Reorganization”; however, it is unclear whether the IRS would agree with this interpretation and/or whether the IRS could attempt to treat the Acquisition as a taxable exchange on some alternative basis. If gain is not recognized under the proposed U.S. Treasury Regulations, a U.S. Holder’s holding period for the Nomad Shares for purposes of applying the PFIC rules presumably would include the period during which the U.S. Holder held its Shares. Consequently, a subsequent disposition of the Nomad Shares in a taxable transaction presumably would be taxable under the default PFIC rules described above. U.S. Holders should consult their own tax advisors regarding whether the proposed U.S. Treasury Regulations under Section 1291 would apply if the Acquisition qualifies as a Reorganization. Additional information regarding the PFIC rules is discussed under “Passive Foreign Investment Company Rules Relating to the Ownership of Nomad Shares” below.

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U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights and is paid cash in exchange for all of such U.S. Holder’s Shares generally will, subject to the PFIC rules discussed above, recognize gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar value of the Canadian currency received by such U.S. Holder in exchange for such U.S. Holder’s Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the adjusted tax basis of such U.S. Holder in such Shares surrendered. Unless taxed otherwise under the PFIC rules discussed above, such gain or loss will be capital gain or loss, which will be long-term capital gain or loss if the holding period with respect to such Shares is more than one year as of the date of the exchange. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Ownership of Nomad Shares

The following discussion is subject to the PFIC rules discussed under “Passive Foreign Investment Company Rules Relating to the Ownership of Nomad Shares.”

Distributions With Respect to Nomad Shares

A U.S. Holder that receives a distribution (including a constructive distribution) with respect to the Nomad Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of Nomad, as determined under U.S. federal income tax rules. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Nomad, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Nomad Shares, and (b) thereafter, as gain from the sale or exchange of such Nomad Shares. (For a more detailed discussion, see below under the heading “Disposition of Nomad Shares”). However, Nomad may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore should assume that any distribution by Nomad with respect to Nomad Shares will constitute ordinary dividend income. Dividends received on the Nomad Shares generally will not be eligible for the “dividends received deduction” available to U.S. corporate shareholder receiving dividends from U.S. corporations. A dividend paid by Nomad to a U.S. Holder who is an individual, estate or trust generally will be taxed at the preferential tax rates applicable to long-term capital gains if Nomad is a “qualified foreign corporation” (“QFC”) and certain holding period requirements for the U.S. Holder’s Nomad Shares and other requirements are met. A non-U.S. corporation generally will be a QFC if the corporation is eligible for the benefits of the Canada-US Tax Convention (1980) or its shares are readily tradable on an established securities market in the U.S. However, even if Nomad satisfies one or more of these requirements, dividends paid by Nomad would not be taxed at the preferential tax rates applicable to long-term capital gains if Nomad is a PFIC for the tax year during which Nomad pays the dividend or for the preceding tax year. (See the section below under the heading “Passive Foreign Investment Company Rules Relating to the Ownership of Nomad Shares”). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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Disposition of Nomad Shares

A U.S. Holder will recognize capital gain or loss on the sale or other taxable disposition of Nomad Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in the Nomad Shares sold or otherwise disposed of. Any such capital gain or loss will be long-term capital gain or loss if the Nomad Shares have been held for more than one year at the time of the sale or other taxable disposition.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Passive Foreign Investment Company Rules Relating to the Ownership of Nomad Shares

The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the taxable year in question. Nomad has not determined whether it will be a PFIC in its current taxable year or whether it has been treated as a PFIC in any prior year.There can be no assurance that Nomad’s status will or will not be determined to be a PFIC during the current year or any prior or future year, and no opinion of counsel or ruling from the IRS concerning the status of either Coral or Nomad as a PFIC has been obtained or is currently planned to or will be requested.If Nomad is or becomes a PFIC, the preceding section of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of Nomad Shares. The U.S. federal income tax consequences of owning and disposing of Nomad Shares if Nomad is or becomes a PFIC are described below.

PFIC Status of Nomad

If Nomad were to constitute a PFIC for any tax year during a U.S. Holder’s holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the ownership and disposition of Nomad Shares. The determination of whether any non-U.S. corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any non-U.S. corporation is a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this Circular. Accordingly, there can be no assurance that Nomad will or will not be a PFIC for the current tax year or any future tax year or that the IRS will not challenge any determination made by Nomad (or any subsidiary of Nomad) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of Nomad and any subsidiary of Nomad and the application of the PFIC rules to the Nomad Shares and the consequences of being treated as the owner of subsidiary PFICs.

In any tax year in which Nomad is a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

Nomad generally will be a PFIC for a tax year if, after the application of certain “look-through” rules with respect to subsidiaries in which Nomad holds at least 25% of the value of such subsidiary, (a) 75% or more of its gross income is passive income (the “income test”) or (b) 50% or more of the value of its assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a non-U.S. corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied. If Nomad were a PFIC for any tax year, certain non-U.S. subsidiaries in which Nomad has a direct or indirect interest could also be PFICs with respect to U.S. Holders.

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If Nomad were a PFIC in any tax year during which a U.S. Holder held Nomad Shares, such holder generally would be subject to special rules with respect to any “excess distribution” made by Nomad on the Nomad Shares and with respect to gain from the disposition of the Nomad Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Nomad Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from Nomad during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Nomad Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Nomad Shares ratably over its holding period for the Nomad Shares. Such amounts allocated to the tax year of the disposition or excess distribution and to any tax year prior to the first year in which Nomad was a PFIC would be taxed as ordinary income, and amounts allocated to all other tax years would be taxed as ordinary income at the highest tax rate in effect for each such tax year and an interest charge at a rate applicable to underpayments of tax would apply. Any loss realized on the disposition of Nomad Shares would generally not be recognized.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner. U.S. Holders should be aware that, for each tax year, if any, that Nomad is a PFIC, Nomad can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to Nomad or any subsidiary of Nomad that also is classified as a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Nomad Shares, and the availability of certain U.S. tax elections under the PFIC rules for Nomad and any subsidiary of Nomad that is also a PFIC.

Additional Considerations

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) non-U.S. income tax in connection with the Arrangement or in connection with the ownership or disposition of Nomad Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such non-U.S. income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable non-U.S. taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year. Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Shares or Nomad Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

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Receipt of Foreign Currency

The amount of any distribution or proceeds paid in non-U.S. currency to a U.S. Holder in connection with the ownership of Nomad Shares, or on the sale, exchange or other taxable disposition of Nomad Shares, or any Canadian dollars received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising Dissent Rights), will generally be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of such amount, regardless of whether the Canadian dollars or other non-U.S. currency is converted into U.S. dollars at that time. If the Canadian dollars or other non-U.S. currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars or other non-U.S. currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars or other non-U.S. currency and engages in a subsequent conversion or other disposition of the Canadian dollars or other non-U.S. currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally would be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual tax accounting method. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars or other non-U.S. currency.

Information Reporting and Backup Withholding Tax

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, Coral or Nomad. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Holders may be subject to these reporting requirements unless their Shares or Nomad Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of (a) distributions on the Nomad Shares, (b) proceeds arising from the sale or other taxable disposition of Nomad Shares, or (c) any payments received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising Dissent Rights) generally may be subject to information reporting. In addition, backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules in their particular circumstances and the availability of and procedures for obtaining an exemption from backup withholding.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding applicable reporting requirements and the information reporting and backup withholding rules. This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Shareholder. Shareholders should consult their own tax advisors as to the tax consequences of the described transactions in their particular circumstances.

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RISK FACTORS

The following risk factors (which are not an exhaustive list of potentially relevant risk factors relating to the Arrangement) should be carefully considered by Shareholders in evaluating whether to approve the Arrangement Resolution. Additional risks and uncertainties, including those that currently are not known to, or are considered immaterial by, Coral, also may be relevant to the completion of the Arrangement and/or the future of Coral and/or Nomad, as applicable, the value of the Shares and/or Nomad Shares, as applicable and the Consideration Warrants. These risk factors should be considered in conjunction with the other information contained in or incorporated by reference into this Circular, including certain sections of documents publicly filed, which sections are incorporated by reference herein and factors described under “The Arrangement - Recommendation of the Board of Directors”.

An investment in Nomad Units should be considered highly speculative due to the nature of Nomad’s business and operations. In addition to the other information in this Circular and to the risk factors contained in the financial statements and MD&A of Coral incorporated by reference herein, an investor should carefully consider each of, and the cumulative effect of the following factors, which assume the completion of the Arrangement.

Risk Factors Related to the Arrangement

There can be no certainty that all conditions to the Arrangement will be satisfied in a timely manner or at all. Failure to complete the Arrangement could negatively impact the price of the Shares or otherwise adversely affect the business of Coral.

The completion of the Arrangement is subject to a number of conditions, certain of which are outside the control of Coral, including, without limitation, Shareholder approval, receipt of the Final Order, no Material Adverse Effect in respect of Coral. There can be no certainty, nor can Coral provide any assurance, that these conditions will be satisfied or, if satisfied, by when they will be satisfied or that the Arrangement will be completed as currently contemplated at all. A substantial delay in obtaining satisfactory approvals and/or the imposition of unfavourable terms or conditions in the approvals to be obtained could have an adverse effect on the business, financial condition or results of operations of Coral, the market price of the Shares, or could result in the termination of the Arrangement Agreement. If: (i) Shareholders choose not to approve the Arrangement, (ii) Coral otherwise fails to satisfy, or fails to obtain a waiver of the satisfaction of, any of the closing conditions to the Arrangement, including those noted above in this paragraph, (iii) a Material Adverse Effect in respect of Coral has occurred that results in the termination of the Arrangement Agreement, or (iv) any legal proceeding results in enjoining the transactions contemplated by the Arrangement, Coral could be subject to various adverse consequences, including that Coral would remain liable for significant costs relating to the Arrangement, including, among others, legal, accounting, financial advisory and financial printing expenses. In addition, there is no guarantee that the TSX or TSXV will approve the Arrangement.

If the Arrangement is not completed, the market price of the Shares may decline to the extent that the market price reflects a market assumption that the Arrangement will be completed. Moreover, if the Arrangement is not completed, there are risks that the announcement of the Arrangement and the dedication of substantial resources of Coral to the completion thereof could have a negative impact on Coral’s current business relationships (including with future and prospective employees, clients, suppliers and partners) and could have a Material Adverse Effect on the current and future operations, financial condition and prospects of Coral. If the Arrangement is not completed and the Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay a price equivalent to, or more attractive than, the Consideration to be paid pursuant to the Arrangement.

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In addition, since the completion of the Arrangement is subject to uncertainty, officers and employees of Coral may experience uncertainty about their future roles with Coral. This may adversely affect Coral’s ability to attract or to retain key management and personnel in the period until the Arrangement is completed or terminated.

The Arrangement Agreement may be terminated in certain circumstances.

Each of the Parties has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can Coral provide any assurance, that the Arrangement will not be terminated by either Party before the completion of the Arrangement. Failure to complete the Arrangement could negatively impact the trading price of the Shares or otherwise adversely affect the business of Coral. See “Transaction Agreements - Arrangement Agreement - Termination of the Arrangement Agreement”.

The Support Agreements and the Termination Fee may discourage other parties from attempting to acquire Coral.

Nomad has entered into Support Agreements with certain Shareholders, who are also directors and officers of Coral, who own or control about 39.5% of the total issued shares of Coral. The Support Agreements may significantly reduce the likelihood that any third party would express any interest in acquiring Coral after the Arrangement Agreement and Support Agreements were entered into. In particular, pursuant to the Support Agreements, among other matters, the significant Shareholders have agreed to (a) vote, or caused to be voted, their Shares in favour of the approval of the Arrangement, (b) vote, or cause to be voted, or give consents or approval of any kind as to their Shares that in each case might reasonably be regarded as likely to prevent or delay the successful completion of the Arrangement, and (c) not to solicit any proposal or offer with respect to any Acquisition Proposal; provided however that the foregoing will not prevent the significant Shareholder solely in his or her capacity as a director or senior officer of Coral from acting on advice from counsel in accordance with the exercise of his or her fiduciary duties or other legal obligation to act in the best interests of Coral. The effect of the Support Agreements may be that a competing offer for Coral is less likely. See “The Arrangement - Support Agreements”.

In addition, under the Arrangement Agreement, Coral is required to pay a termination fee to Nomad equal to 4.5% of Coral’s market capitalization on the Business Day prior to the termination of the Arrangement Agreement in the event the Arrangement Agreement is terminated following the occurrence of a Termination Fee Event. The Termination Fee may discourage other parties from attempting to propose a business transaction, even if those parties would otherwise be willing to offer greater value to Shareholders than that offered under the Arrangement. See “Arrangement Agreement - Termination of the Arrangement Agreement”.

While the Arrangement is pending, Coral is restricted from taking certain actions.

The Arrangement Agreement restricts Coral from taking certain specified actions without the consent of Nomad until the Arrangement is completed. These restrictions may prevent Coral from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement. See “Transaction Agreements - Arrangement Agreement - Covenant”.

The pending Arrangement may divert the attention of Coral’s management.

The pendency of the Arrangement could cause the attention of Coral’s management to be diverted from the day-to-day operations. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have a Material Adverse Effect on the business, operating results or prospects of Coral, regardless of whether the Arrangement is ultimately completed.

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Coral’s directors and officers may have interests in the Arrangement that are different from those of Shareholders.

In considering the recommendation of the Coral Board to vote in favour of the Arrangement Resolution, Shareholders should be aware that certain directors and/or officers of Coral may have agreements or arrangements that provide them with interests in the Arrangement that differ from, or are in addition to, those of Shareholders generally and may present them with actual or potential conflicts of interest in connection with the Arrangement. See “The Arrangement - MI 61-101 Protection of Minority Security Holders in Special Transactions”.

Shareholders will no longer hold an interest in Coral following the Arrangement.

Following the Arrangement, Shareholders will no longer hold any of the Shares and will forego any future increase in value that might result from future growth and the potential achievement of Coral’s long-term plans, other than to the extent of their indirect interest in Coral’s assets through their securities ownership in Nomad.

Potential payments to Shareholders who exercise Dissent Rights could have an adverse effect on Nomad’s financial condition or prevent the completion of the Arrangement.

Shareholders have the right to exercise Dissent Rights and demand payment equal to the fair value of their Shares in cash. If Dissent Rights are exercised in respect of a significant number of Shares, a substantial cash payment may be required to be made to such Shareholders, which could have an adverse effect on Nomad’s financial condition and cash resources.

Following the completion of the Arrangement, Nomad may issue additional equity securities.

Following the completion of the Arrangement, Nomad may issue equity securities to finance its activities, including in order to finance acquisitions. If Nomad were to issue additional equity securities, the ownership interest of Shareholders may be diluted and some or all of Nomad’s financial measures on a per share basis could be reduced. Moreover, as Nomad’s intention to issue additional equity securities becomes publicly known, Nomad’s share price may be adversely affected, which could result in a Material Adverse Effect.

The amount of any dividends paid by Nomad is not guaranteed.

Nomad has recently established a dividend policy pursuant to which it expects to pay an amount of $0.02 per Nomad share in annual cash dividends to be paid on a regular quarterly basis. In the future, the amount of any such dividends paid may fluctuate. The Nomad Board will retain the power to modify or suspend Nomad’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, there can be no assurance that dividends in the future will be equal or similar to the amount currently paid by Nomad.

Completion of the Arrangement could adversely affect the market price of Nomad Shares.

Market reaction to the Arrangement is unpredictable and could have an adverse effect on the future trading price of Nomad Shares. After completion of the Arrangement, a significant number of additional Nomad Shares will be available for trading in the public market. This increase in the number of Nomad Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, the Nomad Shares.

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Fees, costs and expenses of the Arrangement not recoverable.

If the Arrangement is not completed, Coral will likely not receive any reimbursement from Nomad for the fees, costs and expenses it has incurred in connection with the Arrangement. Such fees, costs and expenses include, without limitation, legal fees, financial advisor fees, depositary fees and printing and mailing costs, which will be payable whether or not the Arrangement is completed. The payment of such amounts will reduce Coral’s existing cash reserves and any impact on Coral’s ability to operate and expand its business.

Risk Factors Related to the Consideration Warrants

The Consideration Warrants have an exercise price of $1.71 per share (subject to adjustment in certain circumstances) and can be exercised at any time prior to the date that is 24 months following the Effective Date (the “Expiry Date of the Consideration Warrant”). In the event the market price of the Nomad Shares does not exceed the Consideration Warrant Exercise Price during the period when the Consideration Warrants are exercisable, the Consideration Warrants may not have any value. Holders of the Consideration Warrants will have no rights as shareholders of Nomad with respect to the Nomad Shares underlying the Consideration Warrants (including, without limitation, voting rights and rights to receive any dividends or other distributions on such Nomad Shares), until they exercise the Consideration Warrants in accordance with their terms. Upon exercise of the Consideration Warrants, holders of the Nomad Shares deliverable on the exercise of such Consideration Warrants will be entitled to exercise the rights of a shareholder in respect of such Nomad Shares only in respect of matters for which the record date occurs after the exercise date. In the event that the daily volume weighted average trading price of the Nomad Shares on the TSX exceeds by 25% the Consideration Warrant Exercise Price for a period of 20 consecutive trading days, during the period from 12 months following the Effective Date until the Expiry Date of the Consideration Warrants, Nomad may give notice in writing to the holder of such Consideration Warrant that such Consideration Warrant shall expire on that day which is 30 days following such notice date unless exercised by the holders prior to such date.

Risk Factors Related to Nomad

Nomad will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described in Nomad’s public disclosure documents and incorporated by reference herein and other filings of Nomad, filed with the securities regulatory authorities which have been filed on SEDAR at www.sedar.com. See “Information Relating to Nomad - Nomad Documents Incorporated by Reference”.

Risk Factors Related to Coral

If the Arrangement is not completed, Coral will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described in Coral’s financial statements and MD&A incorporated by reference herein and other filings of Coral which have been filed on SEDAR at www.sedar.com.

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INFORMATION CONCERNING CORAL

The following information reflects the current business, financial and share capital position of Coral. See “Information Concerning Nomad After the Arrangement” for financial and share capital information following the conclusion of the Arrangement. The following information should be read in conjunction with the information concerning Coral appearing elsewhere in this Circular and incorporated by reference in this Circular.

Corporate Structure

The Company was incorporated under the Company Act of the Province of British Columbia, Canada on January 22, 1981 under the name of “Carol Energy Corporation”, which name was changed to “Coral Energy Corporation” on March 3, 1982, and to “Coral Gold Corp.” on September 9, 1987. On September 14, 2004, the Company changed its name to “Coral Gold Resources Ltd.” in conjunction with a 10 to 1 share consolidation. On July 17, 2007, the shareholders of the Company amended the share structure by subdividing the Company’s issued share capital of 8,267,360 common shares into 24,802,080 common shares, every one common share being subdivided into three common shares. On July 15, 2004, the Company transitioned to the British Columbia Business Corporations Act. Coral’s current authorized share structure consists of an unlimited number of common shares without par value (i.e., the Shares).

Coral is a reporting issuer in the Provinces of British Columbia, Alberta and Ontario, and the Shares are listed for trading on the TSXV under the symbol “CLH”, on the OTCQX under the symbol “CLHRF” and the Frankfurt Stock Exchange under the symbol “GV8A”. Coral’s head office is located at Suite 900 - 570 Granville Street, Vancouver, B.C., V6C 3P1, and its registered office is located at 3200 - 650 West Georgia Street, Vancouver, B.C., V6B 4P7.

The Company has one wholly-owned subsidiary consisting of Coral Resources, Inc., a Nevada corporation, which holds title to the Company’s mining claims located in Nevada. The Company also owns 98.49% of Marcus Corporation, which is a Nevada corporation.

General Development of the Business

The Company is primarily engaged in the exploration and development of natural resource properties. Its principal business activities have been the exploration of certain properties located in the state of Nevada in the United States.

Three Year History

Pursuant to an Asset Purchase Agreement dated June 20, 2016 among Coral, Coral Resources, Inc. and Marcus Corporation, as sellers, and Barrick, as buyer, Coral agreed to sell the Robertson property, Nevada (the “Robertson Property”) to Barrick in consideration of US$15.75 million, the Robertson Royalty, and the return of 4,150,000 Shares held by Barrick for cancellation by Coral. Barrick also assumed all liabilities in connection with the Robertson Property.In the event that the Robertson Property is not placed into production by December 31, 2024, then beginning on January 1, 2025, and continuing on an annual basis thereafter until the earlier of: (i) the date commercial production commences, and (ii) January 2, 2034, Barrick will make advance royalty payments to Coral of US$500,000, which will be non-refundable and fully credited against any future obligations under the Robertson Royalty.The sale of the Robertson Property was completed on June 7, 2017.

The Robertson Property is now owned by Nevada Gold Mines, a joint venture between Barrick (61.5%) and Newmont Corporation (38.5%), of which Barrick is the operator. To date, no royalties have been received by Coral under the Robertson Royalty.

Since 2017, Coral has conducted general prospecting and exploration work on its other properties in Nevada as described below, principally on the Norma Sass claims ($196,928 in acquisition and exploration costs), as well as the Eagle and JDN claims ($96,946 in acquisition and exploration costs).

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Narrative Description of the Business

Presently, the Company’s principal business activity is the exploration of three mineral properties consisting of the Norma Sass claims, the JDN claims, and Eagle claims all located in the Crescent Valley region along Nevada’s Cortez Gold Trend, Nevada, USA. The Company is in the process of exploring these three mineral properties, and has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and future exploration will be required before final evaluation as to the economic and legal feasibility is determined.

In respect of the Robertson Property, Shareholders are referred to the Technical Report, a copy of which is available on Coral’s profile on SEDAR at www.sedar.com. Coral believes the Technical Report is still relevant and reliable, since so far as the Company is aware, there has been no exploration work on the Robertson Property which would materially affect the results of the Technical Report. However, the Company is not treating the historical mineral resources estimates in the Technical Report as current mineral resources.

Stated Business Objectives

The Company is primarily engaged in the exploration and development of natural resource properties. Its principal business activities have been the exploration of certain properties located in the state of Nevada in the United States.

Material Mineral Projects

Coral’s current mineral exploration projects are not considered material for the purposes of this Circular.

Dividends

Coral has not declared or paid any dividends on the Shares since its incorporation and does not intend to pay any prior to completion of the Arrangement.

Selected Financial Information and Management’s Discussion and Analysis

The following table sets out certain selected financial information of Coral for the periods indicated which was extracted from annual audited financial statements and quarterly unaudited financial statements.

Annual Data

	Year ended Jan 31, 2018	Year ended Jan 31, 2019	Year Ended Jan 31, 2020	Period Ended July 31, 2020
Total Expenses	$1,375,982	$878,566	$1,106,612	$655,903
Net Income (Loss)	$1,958,071	$685,099	$(505,494)	$(177,625)
Earnings (Loss) Per Share – Basic and Diluted	$0.04	$0.01	$(0.01)	$(0.00)
Total Assets	$21,937,782	$22,222,757	$18,247,174	$18,195,301
Total Liabilities	$2,881,168	$2,966,800	$115,548	$184,290
Working Capital	$15,296,877	$15,094,434	$11,015,424	$11,987,169
Total Shareholders’ Equity	$19,046,294	$19,245,637	$18,121,306	$18,000,691
Weighted Average Common Shares Issued and Outstanding (basic, end of period)	47,570,158	48,672,608	47,466,277	46,162,397

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Quarterly Data

	Third Quarter ended Oct. 31, 2018 ($)	Fourth Quarter ended January 31, 2019 ($)	First Quarter ended Apr. 30, 2019 ($)	Second Quarter ended July 31, 2019 ($)	Third Quarter ended Oct. 31, 2019 ($)	Fourth Quarter ended Jan. 31, 2020 ($)	First Quarter ended Apr. 30, 2020 ($)	Second Quarter ended July 31, 2020 ($)
Total Assets	22,171,571	22,222,757	22,573,712	19,084,710	18,567,493	18,247,174	18,324,282	18,195,301
Net Income (Loss)	2,895,854	(3,159,556)	248,544	(605,871)	(120,973)	(53,645)	83,142	(854,565)
Earnings (Loss) Per Share – Basic and Diluted	0.06	(0.06)	0.01	(0.01)	(0.00)	(0.00)	0.00	(0.02)

Management’s Discussion and Analysis

MD&A of financial condition and results of operations should be read in conjunction with Coral’s annual financial statements and notes thereto for the years ended January 31, 2020, 2019 and 2018 and the second quarter ended July 31, 2020 and related MD&A for those financial statements, respectively, which are incorporated by reference herein and available on SEDAR at www.sedar.com.

Trends and Business Risks

There are no current trends in Coral’s business that are likely to impact on Coral’s performance.

Description of the Securities

The holders of the Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of Coral and each Share shall confer the right to one vote in person or by proxy at all meetings of the Shareholders of Coral. The holders of the Shares, subject to the prior rights, if any, of any other class of Shares of Coral, are entitled to receive such dividends in any financial year as the board of directors of Coral may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Coral, whether voluntary or involuntary, the holders of the Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of Shares of Coral, the remaining property and assets of the Coral.

Capitalization

The following table sets forth the capitalization of Coral as at the Record Date:

Type of Security	Authorized	Outstanding as at dated of this Circular	Outstanding as at January 31, 2020	Outstanding as at January 31, 2019
Shares(1)	Unlimited	46,165,337	46,346,837	48,043,337
Options(2)	10% of issued and outstanding share capital(3)	4,032,500	4,595,000	4,650,000
Warrants(4)	Unlimited	Nil	Nil	Nil

______________

(1)	As at July 31, 2020, Coral had total shareholders’ equity of $18,000,691 (excluding non-controlling interests).
(2)	The Options have exercise prices ranging from $0.125 to $0.41 per share and expire on dated ranging from Oct. 6, 2020 to Jan. 25, 2025.
(3)	The number of stock options Coral may grant is limited by the terms of the Stock Option Plan and the policies of the TSXV. See “Information Concerning Coral - Stock Option Plan”.

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Stock Option Plan

Coral has adopted the Stock Option Plan, as described under at “Executive Compensation - Description of the Stock Option Plan” that provides, subject to TSXV approval, for the granting of incentive options to Directors, officers, employees and consultants of up to 10% of the issued and outstanding Shares as at the date of grant. The purpose of the Stock Option Plan is to attract, retain and motivate those persons and to closely align their personal interest with that of Coral and its shareholders.

Outstanding Options

The following table shows the number of Options currently issued and outstanding as at the Record Date.

Group (Number of Persons in Group) (current and former)	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Price of Underlying Security as of date of grant(1) ($/Security)	Expiration Dates
Directors who are not officers (3 persons) (3 current)	400,000 400,000 500,000	0.355 0.38 0.41	0.355 0.38 0.41	Jul. 5, 2022 Sep. 4, 2023 Nov. 14, 2024
Officers (3 persons) (3 current)	700,000 590,000 515,000	0.355 0.38 0.41	0.355 $0.38 $0.41	Jul. 5, 2022 Sep. 4, 2023 Nov. 14, 2024
Employees and Consultants as a group (13 persons) (13 current)	100,000 100,000 100,000 100,000 100,000 45,000 90,000 200,000 92,500	0.125 0.15 0.175 0.20 0.225 0.355 0.38 0.39 0.41	0.125 0.125 0.125 0.125 0.125 0.355 0.38 0.39 0.41	Oct. 6, 2020 Oct. 6, 2020 Oct. 6, 2020 Oct. 6, 2020 Oct. 6, 2020 Jul. 5, 2022 Sep. 4, 2023 Jan. 25, 2024 Nov. 14, 2024
Total	4,032,500

(1) Based on the closing price of the Shares on the TSXV on the date of grant of the particular Options.

Prior Sales

During the twelve-month period preceding this Circular, Coral issued the following securities:

Date	Type of Transaction	Number and Type of Securities	Issue Price or Exercise Price ($)	Proceeds ($)
October 2019	Exercise of Options	15,000 15,000	0.355 0.38	5,325 5,700
January 2020	Exercise of Options	75,000 20,000 2,500	0.355 0.38 0.41	26,625 7,600 1,025
February 2020	Exercise of Options	25,000	0.355	8,875
March 2020	Exercise of Options	250,000 100,000	0.355 0.38	88,750 38,000
April 2020	Exercise of Options	50,000	0.355	17,750

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Stock Exchange Price

The Shares are currently listed and posted for trading on the TSXV under the symbol “CLH”, and are also quoted for trading on the OTCQX under the symbol “CLHRF”. The following table shows the high, low and closing prices and average trading volume of the Shares on the TSXV on a monthly basis for each of the twelve months preceding this Circular:

Month	High ($)	Low ($)	Close ($)	Monthly Volume
October 2020(1)	1.22	1.15	1.15	158,223
September 2020	1.34	1.11	1.22	1,820,842
August 2020	1.14	0.71	1.14	2,051,921
July 2020	0.85	0.69	0.76	1,007,916
June 2020	0.77	0.60	0.77	609,547
May 2020	0.73	0.495	0.71	1,100,895
April 2020	0.54	0.43	0.52	423,744
March 2020	0.52	0.26	0.425	596,899
February 2020	0.57	0.47	0.52	510,431
January 2020	0.55	0.42	0.53	894,882
December 2019	0.455	0.39	0.44	484,770
November 2019	0.44	0.39	0.41	642,130
October 2019	0.47	0.42	0.45	836,786

(1) Up to the date of this Circular.

The closing price of the Shares on the TSXV on August 21, 2020, being the last trading day before the announcement of the Arrangement, was $0.83.

Escrowed Securities

As at the date of this Circular, Coral has no securities held in escrow.

Principal Shareholders

To the knowledge of the Board and executive officers of Coral, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding Shares, as of the date hereof, other than:

Name	Number of Voting Shares	Percentage
David Wolfin	16,789,984(1)	36.4%

(1)	Of which 400,750 are held by Mr. Wolfin’s spouse but Mr. Wolfin has control or direction over them; 153,750 are held by the Estate of Louis Woflin, but Mr. Wolfin has control or direction over them; 6,315,102 are held by Frobisher Securities Limited, 7,563,813 are held by Intermark Capital Corporation and 449,365 are held by Oniva International Services Corporation, all three companies are controlled by Mr. Wolfin; and 1,389,904 are held by the Joan Wolfin Alter Ego Trust No. 1, but Mr. Wolfin has control or direction over them.

The directors and officers of Coral have entered into the Support Agreements, pursuant to which they have agreed to vote their Shares FOR the Arrangement Resolution (see “The Arrangement - Support Agreements” above for further details).

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Directors and Officers

The following table sets out the names of Directors and officers, the positions and offices which they presently hold with Coral, their respective principal occupations within the five preceding years and the number of Shares of Coral which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the Record Date:

Name, Jurisdiction of Residence	Position with Coral	Principal Occupation during the past 5 years	Period as Director and/or Officer	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(2)
Ronald Andrews(1)(3)(4)(5) Washington, United States	Chairman and Director	Owner and operator of Andrews Orchards, president of West Wind Property Inc. and Director of Avino Silver & Gold Mines Ltd.	January 12, 2010 to present	821,500(6)
Andrew Kaplan(1)(3)(4)(5) New Jersey, United States	Director	Business Consultant	July 16, 2012 to present	575,000
Russell Price(1)(3) Washington, United States	Director	Senior Account Executive and Resource Specialist at Nelson Securities Inc, and licensed professional geologist.	July 23, 2018 to present	Nil
David Wolfin(1) British Columbia, Canada	Director President CEO	Mining Executive; Officer and/or Director of several reporting issuers	September 5, 1997 to present July 17, 2007 to present June 28, 2010 to present	16,789,984(7)

(1)	The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of the management of Coral and has been furnished by the respective nominees. Each nominee has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.
(2)	The approximate number of Shares carrying the right to vote in all circumstances beneficially owned directly or indirectly, or over which control or direction is exercised by each proposed nominee as at the date hereof is based on information furnished by the transfer agent of Coral and by the nominees themselves.
(3)	Member of Audit Committee.
(4)	Member of the Governance & Nominating Committee.
(5)	Member of the Compensation Committee.
(6)	Of which 52,000 shares are held by the Andrews Trust but Mr. Andrews has control or direction over them; and 150,000 shares are held by West Wind Property, Inc., a private company controlled by Mr. Andrews.
(7)	Of which 400,750 shares are held by Mr. Wolfin’s spouse but Mr. Wolfin has control or direction over them; 153,750 shares are held by the Estate of Louis Woflin, but Mr. Wolfin has control or direction over them; 6,315,102 shares are held by Frobisher Securities Limited, 7,563,813 shares are held by Intermark Capital Corporation and 449,365 shares are held by Oniva International Services Corporation, all three companies are private companies controlled by Mr. Wolfin; and 1,389,904 shares are held by the Joan Wolfin Alter Ego Trust No. 1, but Mr. Wolfin has control or direction over them.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of Coral, no proposed Director is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a Director, Chief Executive Officer or Chief Financial Officer of any company (including Coral) that:

(a)	was the subject, while the proposed Director was acting in the capacity as Director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(b)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed Director ceased to be a Director, CEO or CFO but which resulted from an event that occurred while the proposed Director was acting in the capacity as Director, CEO or CFO of such company.

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On May 6, 2019, a Cease Trade Order was issued by the Ontario Securities Commission and the British Columbia Securities Commission to Berkley Renewable Inc., (“Berkley”) of which Ron Andrews was a director. Berkley was cease traded for failing to file audited financial statements for its 2018 fiscal year, and such order has not yet been rescinded. Mr. Andrews’ directorship with Berkley ceased on May 15, 2019.

Personal Bankruptcies

To the knowledge of management of Coral, there has been no Director or officer, or any shareholder holding a sufficient number of securities of Coral to affect materially the control of Coral, or a personal holding company of any such person that has, within the 10 years before the Record Date, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Director or officer.

Penalties or Sanctions

To the knowledge of management of Coral, no Director or officer, or any shareholder holding a sufficient number of securities of Coral to affect materially the control of Coral, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

There are potential conflicts of interest to which the Directors and officers of Coral will be subject in connection with the operations of Coral. In particular, certain of the Directors and officers of Coral are involved in managerial or Director positions with other mineral exploration and investment companies whose operations may, from time to time, be in direct competition with those of Coral or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Coral. Conflicts, if any, will be subject to the procedures and remedies available under the BCBCA. The BCBCA provides that if a Director has a material interest in a contract or proposed contract or agreement that is material to Coral, the Director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with, the BCBCA.

Indebtedness of Directors, Executive Officers and Senior Officers

No person who is or at any time since the commencement of Coral’s last completed financial year was a Director, executive officer or senior officer of Coral, and no associate of any of the foregoing persons has been indebted to Coral at any time since the commencement of Coral’s last completed financial year. No guarantee, financial support agreement, letter of credit or other similar arrangement or understanding has been provided by Coral at any time since the beginning of the most recently completed financial year with respect to any indebtedness of any such person.

Interest of Management and Others in Material Transaction

Other than as disclosed herein or in Coral’s MD&A for the years ended January 31, 2020, 2019 and 2018 incorporated by reference herein, the Directors, executive officers and principal shareholders of Coral or any associate or affiliate of the foregoing have had no material interest, direct or indirect, in any transactions in which Coral has participated within the three-year period prior to the Record Date, which has materially affected or will materially affect Coral.

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Executive Compensation

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about Coral’s executive compensation objectives and processes and to discuss compensation decisions relating to its Named Executive Officers listed in the Summary Compensation Table that follows. During its fiscal year ended January 31, 2020, the following individuals were Named Executive Officers of Coral, namely, David Wolfin, President and Chief Executive Officer; and Nathan Harte, Chief Financial Officer.

The Company does not have a compensation program other than paying base salaries, incentive bonuses, and incentive stock options to its executive officers. The Company recognizes the need to provide compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility. Additional information about Coral and its operations is available in the audited financial statements and MD&A for the years ended January 31, 2020, 2019 and 2018, which are incorporated by reference herein and available for viewing under Coral’s profile on SEDAR at www.sedar.com.

Compensation Objectives and Principles

The primary goal of Coral’s executive compensation package is to attract and retain the key executives necessary for Coral’s long-term success, to encourage executives to further the development of Coral and its operations, and to motivate top quality and experienced executives.

Compensation Process

The process for determining executive compensation is the responsibility of Coral’s Compensation Committee.

The Board monitors compensation of the directors and executive officers of Coral. The Compensation Committee periodically reviews the compensation paid to directors and management based on such factors as (i) recruiting and retaining executives critical to the success of Coral and the enhancement of shareholder value, (ii) providing fair and competitive compensation; (iii) balancing the interests of management and the Shareholders; and (iv) rewarding performance, both on an individual basis and with respect to operations in general. To determine compensation payable, the Board review compensation paid for directors and CEOs of companies of similar size and stage of development in the mineral exploration/mining industry and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of Coral.

Components of Compensation

Coral’s key components of executive compensation are base salary, variable annual cash incentives and option-based awards. Coral does offer other perquisites but such are not material on an annual basis.

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Annual base salary

The objectives of the base salary are to recognize market pay and acknowledge the competencies and skill of individuals. Base salary for the Named Executive Officers is determined by the Board. The base salary for the most recently completed financial year and the prior financial years have been historically based upon negotiations with the Named Executive Officers and has consisted on a daily rate up to an annual limit based on the time allocated to Coral.

Annual cash incentives

The objectives of annual incentives in the form of cash payments are designed to add a variable component of compensation. Given that Coral is a junior company with no source of cash flow other than financings, the objectives are not necessarily based on corporation performance factors such as stock prices and earnings per share and can be subjective to a certain degree. The objectives are based more on the general improvement of Coral in terms of successful financings, property acquisitions, property option agreements, and other factors as determined by the Board. These factors are assessed against the objectives of Coral in light of the external environment and current business situation.

Option-based awards

Long-term incentives in the form of options to purchase Shares are intended to align the interest of Coral’s directors and its executive officers with those of the Shareholders, to provide a long-term incentive that rewards these individuals for their contribution to the creation of shareholder value, and to reduce the cash compensation Coral would otherwise have to pay. The Option Plan is administered by the directors. In establishing the number of Options to be granted to the Named Executive Officers, reference is made to the number of stock options granted to officers of other publicly traded companies that, similar to Coral, are involved in the mining industry, as well as those of other publicly traded Canadian companies of a comparable size to that of Coral in respect of assets. The directors also consider previous grants of options and the overall number of options that are outstanding relative to the number of outstanding Shares in determining whether to make any new grants of options and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience and level of commitment of the director or executive officer in determining the level of incentive stock option compensation. See “Incentive Plan Awards - Outstanding Option-Based Awards” below.

Other

Certain additional compensation factors may have be considered and not included within the compensation structure and philosophy. Some of the factors not considered were target share ownership guidelines, pension plans, specific target weightings, and percentage of compensation at risk. In addition, the perquisites offered were limited to health plans and excluded other items such as low or interest free loans, company car, club memberships, and other perquisites which may be offered by other companies.

Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6 (“Form 51-102F6”)) sets forth all annual and long-term compensation for services in all capacities to Coral for the most recently completed financial years of Coral as at January 31, 2020 and 2019 (to the extent required by Form 51-102F6) in respect of each of the Named Executive Officers.

Name and Principal Position	Year Ended January 31	Salary ($)	Share Based awards ($)	Option Based awards(1)(2) ($)	Non-equity incentive plan compensation(3)		All other compensation(4) ($)	Total compensation ($)
					Annual incentive plans ($)	Long term incentive plans ($)
David Wolfin, President & CEO	2020	72,000	Nil	97,725	Nil	Nil	Nil	169,725(5)
	2019	72,000	Nil	109,624	Nil	Nil	Nil	181,624(5)
Nathan Harte, CFO(6)	2020	58,871	Nil	12,335	Nil	Nil	Nil	71,206
	2019	5,182	Nil	5,074	Nil	Nil	Nil	10,256

______________

(1)	The Company does not currently have any share-based award plans.
(2)	The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. During the year ended January 31, 2020, 1,120,000 options were granted to officers, directors, employees, and consultants. The fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 1.47%, expected dividend yield of 0%, expected option life of 5 years, and expected share price volatility of 90.47%.
(3)	The Company does not have a non-equity incentive plan.
(4)	Discretionary cash payment of incentive bonuses.
(5)	Mr. Wolfin’s compensation was paid to Intermark Capital Corp., a private BC corporation controlled by Mr. Wolfin.
(6)	Mr. Nathan Harte was appointed Chief Financial Officer on November 21, 2018.

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Named Executive Officer Agreements

There are no executive employment contracts with any Named Executive Officers of Coral.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information details of incentive stock options granted to the Named Executive Officers and outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year. No share-based awards, with other than option-like features, have been granted to the Named Executive Officers.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value(1) of Unexercised In-The-Money Options ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value(1) of Share-Based Awards That Have Not Vested ($)
David Wolfin(2)	400,000	0.41	Nov. 14, 2024	48,000	Nil	Nil
	500,000	0.380	Sept. 4, 2023	75,000	Nil	Nil
	600,000	0.355	July 5, 2022	105,000	Nil	Nil
Nathan Harte	65,000	0.41	Nov. 14, 2024	7,800	Nil	Nil
	40,000	0.380	Sept 4, 2023	6,000	Nil	Nil
	25,000	0.355	July 5, 2022	4,375	Nil	Nil

____________

(1)	In-the-Money Options are the difference between the market value of the underlying securities at January 31, 2020 and the exercise price of the option. The closing market price for the Company's common shares as at January 31, 2020 was $0.53 per common share.
(2)	David Wolfin’s stock options were granted to his company, Intermark Capital Corporation.

Value of Share-Based and Option-Based Awards Vested or Earned During the Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to Named Executive Officers are as follows:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David Wolfin	97,725	Nil	Nil
Nathan Harte	12,335	Nil	Nil

____________

(1)	This amount is the dollar value that would have been realized computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.
(2)	This amount is the dollar value realized computed by multiplying the number of shares or units by the market value of the underlying shares on the vesting date.

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Option-based Awards Exercised During the Year

There were no option-based awards exercised by the Named Executive Officers during Coral’s most recently completed financial year.

Option-based Awards Granted During the Year

The following table sets forth the particulars of option-based awards granted during Coral’s most recently completed financial year to the NEOs.

Name	Date of Grant	Number of Option-Based Awards Granted	Exercise Price ($)	Expiry Date
David Wolfin(1)	Nov. 14. 2019	400,000	0.41	Nov. 14, 2024
	Sept. 4, 2018	500,000	0.380	Sept. 4, 2023
	July 5, 2017	600,000	0.355	July 5, 2022
Nathan Harte	Nov. 14, 2019	65,000	0.41	Nov. 14, 2024
	Sept. 4, 2018	40,000	0.380	Sept. 4, 2023
	July 5, 2017	25,000	0.355	July 5, 2022

________

(1)	David Wolfin’s stock options were granted to his company, Intermark Capital Corporation.

Pension Plan Benefit

Coral does not have a pension plan that provides for payments to the Named Executive Officers at, following, or in connection with retirement.

Termination and Change of Control Benefits

On February 1, 2015, the Company entered into a consulting agreement with Intermark Capital Corporation (“Intermark”), a company owned by David Wolfin, and on July 1, 2017, the Company further amended the consulting agreement which contains certain provisions in connection with termination of engagement or change of control. On February 1, 2020, the Company renewed the consulting agreement with Intermark for another five years ending on January 31, 2025, and the consulting agreement was further amended on July 9, 2020.

The Company also entered into change of control compensation agreements on July 9, 2020 with Nathan Harte, CFO, and Dorothy Chin, Corporate Secretary, providing for the payment of $250,000 to each upon any Change of Control (as defined below) of the Company.

The consulting agreement with Intermark can be terminated at any time as follows:

(a)	by Intermark electing to give the Company not less than 3 months prior notice of such termination;

(b)	by the Company electing to give Intermark 3 months prior notice of such termination along with a termination payment equal to the annual Consulting fee; and

(c)	by Intermark electing to give the Company notice, in the event that there occurs a Change of Control (as defined below) within six (6) months of the effective date of such Change of Control, and if Intermark so elects to terminate the consulting agreement, then Intermark will be immediately entitled to a termination payment equal to $1,000,000.

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A “Change of Control” for purposes of all of the above compensation agreements shall be deemed to have occurred when:

(i)	any person, entity or group becomes the beneficial owner of 20% or more of the combined voting power of the Company's then outstanding voting securities entitled to vote generally in the election of directors, and such person, entity or group uses such effective voting control to change a majority of the Board of Directors of the Company, either all at once or through any series of elections and appointments when considered together; or

(ii)	completion of the sale or other disposition by the Company of all or substantially all of the Company's assets or a reorganization or merger or consolidation of the Company with any other entity or corporation, other than:

(A)	a reorganization or merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent, either by remaining outstanding or by being converted into voting securities of another entity, more than 50% of the combined voting power of the voting securities of the Company or such other entity outstanding immediately after such reorganization or merger or consolidation; or

(B)	a reorganization or merger or consolidation effected to implement a recapitalization or reincorporation of the Company (or similar transaction) that does not result in a material change in beneficial ownership of the voting securities of the Company or its successor.

Director Compensation

Effective July 1, 2017 the Independent Directors and Committee Members received combined Independent Directors and Committee Members fees of $15,000 per annum.

Coral has adopted the Option Plan for the granting of incentive stock options to the officers, employees and Directors. The purpose of granting such options is to assist Coral in compensating, attracting, retaining and motivating the Directors of Coral and to closely align the personal interests of such persons to that of the shareholders.

The following table sets forth all amounts of compensation provided to the directors, who are not Named Executive Officers (each of whose compensation is disclosed above under “Summary Compensation Table”) for Coral’s most recently completed financial year:

Name	Fees Earned ($)	Share-Based Awards(1) ($)	Option-Based Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	Pension Value(4) ($)	All Other Compensation ($)	Total Compensation ($)
Ronald Andrews*	15,000	Nil	35,972	Nil	Nil	Nil	50,972
Andrew Kaplan*	15,000	Nil	29,127	Nil	Nil	Nil	44,127
Russell Price*	15,000	Nil	37,721	Nil	Nil	Nil	52,721
Gary Robertson*(5)	7,500	Nil	21,925	Nil	Nil	Nil	29,425

______________

*	Independent and Non-Employee Directors
(1)	The Company does not currently have any share-based award plans.
(2)	The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. During the year ended January 31, 2020, 1,120,000 options were granted to officers, directors, employees, and consultants. The fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 1.7%, expected dividend yield of 0%, expected option life of 5 years, and expected share price volatility of 90.47%.
(3)	The Company does not have a non-equity incentive plan.
(4)	The Company does not have any pension plans.
(5)	Mr. Gary Robertson did not stand for election on July 18, 2019.

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Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information details of incentive stock options granted to each of the directors who are not Named Executive Officers and outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year. No share-based awards, with other than option-like features, have been granted to the directors.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value(1) of Unexercised In-The-Money Options ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value(1) of Share-Based Awards That Have Not Vested ($)
Ronald Andrews	200,000	0.41	Nov. 14, 2024	20,000	Nil	Nil
	100,000	0.38	Sept 4, 2023	15,000	Nil	Nil
	200,000	0.355	July 5, 2022	35,000	Nil	Nil
Andrew Kaplan	150,000	0.41	Nov. 14, 2024	18,000	Nil	Nil
	100,000	0.38	Sept 4, 2023	15,000	Nil	Nil
	200,000	0.355	July 5, 2022	35,000	Nil	Nil
Russell Price	150,000	0.41	Nov. 14, 2024	18,000	Nil	Nil
	200,000	0.38	Sept. 4, 2023	30,000	Nil	Nil
Gary Robertson(2)	100,000	0.38	Sept. 4, 2023	15,000	Nil	Nil
	250,000	0.355	July 5, 2022	43,750	Nil	Nil

__________________

(1)	The in-the-money option value is the difference between the market value of the underlying securities as at January 31, 2020 and the exercise price of the option. The closing market price of the Company’s common shares as at January 31, 2020 was $0.53 per common share.
(2)	Mr. Gary Robertson did not stand for election on July 18, 2019.

Value of Share-Based and Option-Based Awards Vested or Earned During the Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to directors who are not Named Executive Officers are as follows:

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Ronald Andrews	Nil	Nil	Nil
Andrew Kaplan	Nil	Nil	Nil
Russell Price	Nil	Nil	Nil
Gary Robertson(2)	Nil	Nil	Nil

_____________

(1)	This amount is the dollar value that would have been realized computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.
(2)	This amount is the dollar value realized computed by multiplying the number of shares or units by the market value of the underlying shares on the vesting date.
(3)	Mr. Gary Robertson did not stand for election on July 18, 2019.

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Option-based Awards Exercised During the Year

There were no option-based awards exercised by the directors who are not Named Executive Officers during the most recently completed financial year.

Option-based Awards Granted During the Year

The following table sets forth the particulars of option-based awards granted during Coral’s most recently completed financial year to directors who are not Named Executive Officers.

Name	Date of Grant	Number of Option- Based Awards Granted	Exercise Price ($)	Expiry Date
Ronald Andrews	Nov. 14, 2019	200,000	0.41	Nov. 14, 2024
	Sept. 4, 2018	100,000	0.38	Sept. 4, 2023
	July 5, 2017	200,000	0.355	July 5, 2022
Andrew Kaplan	Nov. 14, 2019	150,000	0.41	Nov. 14, 2024
	Sept. 4, 2018	100,000	0.38	Sept. 4, 2023
	July 5, 2017	200,000	0.355	July 5, 2022
Russell Price	Nov. 14, 2019	150,000	0.41	Nov. 14, 2024
	Sept. 4, 2018	200,000	0.38	Sept. 4, 2023
Gary Robertson(1)	Sept. 4, 2018	100,000	0.38	Sept. 4, 2023
	July 5, 2017	250,000	0.355	July 5, 2022

___________

(1)	Mr. Gary Robertson did not stand for election on July 18, 2019.

Description of Stock Option Plan

The Board of Coral has established an incentive Stock Option Plan. The purpose of the Stock Option Plan is to attract and motivate the directors, officers and employees of Coral (and any of its subsidiaries), employees of any management company and consultants to Coral (collectively the “Optionees”) and thereby advance Coral’s interests by providing them an opportunity to acquire an equity interest in Coral through the exercise of Options granted to them under the Stock Option Plan.

Pursuant to the Stock Option Plan, the Board may grant options to Optionees in consideration of them providing their services to Coral or a subsidiary. The number of shares subject to each option is determined by the Board within the guidelines established by the Stock Option Plan. The options enable the Optionees to purchase Shares of Coral at a price fixed pursuant to such guidelines. The options are exercisable by the Optionee giving Coral notice and payment of the exercise price for the number of shares to be acquired.

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The Stock Option Plan authorizes the Board to grant stock options to the Optionees on the following terms:

1.	The number of shares subject to issuance pursuant to outstanding options, in the aggregate, cannot exceed 10% of Coral’s issued shares.

2.	The number of shares subject to issuance upon the exercise of options granted under the Stock Option Plan by one Optionee or all Optionees providing investor relations services is subject to the following limitations

(a)	no Optionee can be granted options during a 12-month period to purchase more than

(i)	5% of the issued Shares of Coral unless disinterested shareholder approval has been obtained (such approval has not been sought), or

(ii)	2% of the issued Shares of Coral, if the Optionee is a consultant, and

(b)	the aggregate number of shares subject to options held by all Optionees providing investor relations services cannot exceed 2% in the aggregate.

3.	Unless the Stock Option Plan has been approved by disinterested shareholders (such approval has not been obtained), options granted under the Option Plan, together with all of Coral’s previously established and outstanding stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of its shares, shall not result, at any time, in

(a)	the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the shares outstanding at the time of granting,

(b)	the grant to insiders as a group, within a one year period, of options to purchase that number of shares exceeding 10% of the outstanding shares, or

(c)	the issuance to any one insider and such insider’s associates, within a one year period, of shares totaling in excess of 5% of the outstanding shares.

4.	The exercise price of the options cannot be set at less than the closing trading price of Coral’s shares on the day before the granting of the stock options.

5.	The options may be exercisable for up to five years.

6.	There are not any vesting requirements unless the Optionee is a consultant providing investor relations services to Coral, in which case the options must vest over at least 12 months with no more than one-quarter vesting in any three month period. However, the Board may impose additional vesting requirements and, subject to obtaining any required approval from the TSXV, may authorize all unvested options to vest immediately. If there is a ‘change of control’ of Coral (due to a take-over bid being made for Coral or similar events), all unvested options, subject to obtaining any required approval from the TSXV, shall vest immediately.

7.	The options can only be exercised by the Optionee (to the extent they have already vested) for so long as the Optionee is a director, officer or employee of, or consultant to, Coral or any subsidiary or is an employee of Coral’s management corporation and within a period thereafter not exceeding the earlier of:

(a)	the original expiry date;

(b)	90 days after ceasing to be a director, officer or employee of, or consultant to, Coral due to early retirement, to termination by Coral other than for cause, or to voluntary resignation; and

(c)	if the Optionee dies or becomes disable, within one year from the Optionee’s death or disability.

If the Optionee is terminated ‘for cause’ the Options will terminate concurrently.

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8.	The Options are not assignable except to a wholly-owned holding company.

9.	Disinterested shareholder approval must be obtained prior to the reduction of the exercise price of options granted to insiders of Coral.

Any amendments to the Stock Option Plan or outstanding stock options are subject to the approval of the TSXV and, if required by the TSXV, of the shareholders of Coral, possibly with only ‘disinterested shareholders’ being entitled to vote. The amendment to an outstanding stock option will also require the consent of the Optionee.

No options have been granted under the Stock Option Plan which are subject to shareholder approval. The Plan does not permit stock options to be transformed into stock appreciation rights.

Audit Committee

NI 52-110 requires Coral’s audit committee to meet certain requirements. It also requires Coral to disclose in this Circular certain information regarding the audit committee. That information is disclosed below.

The Audit Committee’s Charter

The Board has adopted a charter for the Audit Committee which sets out the Committee’s mandate, organization, powers and responsibilities. The complete Charter is attached as Schedule “F” to this Circular.

Composition of the Audit Committee

The following table sets out the names of the members of the Audit Committee and whether they are ‘independent’ and ‘financially literate’.

Name of Member	Independent(1)	Financially Literate(2)
Ronald Andrews	No	Yes
Russell Price	Yes	Yes
Andrew Kaplan	Yes	Yes

____________

(1)	To be considered to be independent, a member of the Committee must not have any direct or indirect ‘material relationship’ with Coral. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment. Mr. Andrews is not considered to be an independent member of the Audit Committee under NI 52-110 Audit Committees, because he is the Chairman of the Board of Coral.
(2)	To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Coral’s financial statements.

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Relevant Education and Experience

The education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

1.	an understanding of the accounting principles used by Coral to prepare its financial statements;

2.	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

3.	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Coral’s financial statements, or experience actively supervising one or more persons engaged in such activities; and

4.	an understanding of internal controls and procedures for financial reporting,

are as follows:

Ronald Andrews: Mr. Andrews has a Bachelor of Science degree in horticulture from Washington State University and a Master’s degree in Political Science. Mr. Andrews is the owner and operator of Andrews Orchards and sells and distributes agricultural chemicals and fertilizers. Mr. Andrews has acted as director and chairman of the audit committee of several public mining companies.

Russell Price: Mr. Price is a Senior Account Executive and Resource Specialist at Nelson Securities Inc., Spokane, WA and licensed professional geologist. He has been involved in the resource industry for over 40 years; the last 30 years as a broker, analyst, and member of the NSI investment policy committee. He has been a major contributor in the management, exploration, and development of multiple successful public and private mining ventures. Mr. Price brings with him extensive experience in all phases of the mine formation process including discovery, delineation, development, start-up, and finance. He holds a B.Sc. Geology from the University of Idaho: College of Mines and Earth Resources.

Andrew Kaplan: Mr. Kaplan is a graduate of the University of Hartford having a major in Finance and Insurance. He is a founder of A to B Capital Management and manages the A to B Capital Special Situations Fund, LP which was launched on January 1, 2009. Mr. Kaplan has been a Vice President of Barry Kaplan Associates (“BKA”) for the past 16 years, a leading financial public relations firm for both public and private companies in the US, Canada and abroad. Prior to working at BKA, he had six years’ experience working at Lehman Brothers and Merrill Lynch involved in deal structure, mergers and acquisitions and trading.

Complaints

The Audit Committee has established a “Whistleblower Policy” which outlines procedures for the confidential, anonymous submission by employees regarding Coral’s accounting, auditing and financial reporting obligations, without fear of retaliation of any kind. If an applicable individual has any concerns about accounting, audit, internal controls or financial reporting matters which they consider to be questionable, incorrect, misleading or fraudulent, the applicable individual is urged to come forward with any such information, complaints or concerns, without regard to the position of the person or persons responsible for the subject matter of the relevant complaint or concern.

The applicable individual may report their concern in writing and forward it to the Chairman of the Audit Committee in a sealed envelope labelled “To be opened by the Audit Committee only.” Further, if the applicable individual wishes to discuss any matter with the Audit Committee, this request should be indicated in the submission. Any such envelopes received by Coral will be forwarded promptly and unopened to the Chairman of the Audit Committee.

Promptly following the receipt of any complaints submitted to it, the Audit Committee will investigate each complaint and take appropriate corrective actions.

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Audit Committee Oversight

At no time since the commencement of Coral’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of Coral’s most recently completed financial year has Coral relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading “External Auditors”.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to Coral by its external auditor during the last two financial years:

Financial Year Ending January 31	Audit Fees(1) $	Audit Related Fees(2) $	Tax Fees(3) $	All Other Fees(4) $
2020	35,000	2,000	3,250	Nil
2019	42,500	2,000	3,250	Nil

_____________

(1)	The aggregate fees billed by Coral’s auditor for audit fees.
(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Coral’s financial statements and are not disclosed in the ‘Audit Fees’ column.
(3)	The aggregate fees billed for professional services rendered by Coral’s auditor for tax compliance, tax advice, and tax planning.
(4)	The aggregate fees billed for professional services other than those listed in the other three columns.

Reliance on Exemptions in NI 52-110 regarding De Minimis Non-audit Services or on a Regulatory Order Generally

At no time since the commencement of Coral’s most recently completed financial year has Coral relied on the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 (which exempts all non-audit services provided by Coral’s auditor from the requirement to be preapproved by the Audit Committee if such services are less than 5% of the auditor’s annual fees charged to Coral, are not recognized as non-audit services at the time of the engagement of the auditor to perform them and are subsequently approved by the Audit Committee prior to the completion of that year’s audit) or an exemption from NI 52-110, in whole or in part, granted by a securities regulator under Part 8 (Exemptions) of NI 52-110.

Reliance on Exemptions in NI 52-110 regarding Audit Committee Composition & Reporting Obligations

Since Coral is a ‘venture issuer’, as defined in NI 52-110, it relies on the exemption contained in section 6.1 of NI 52-110 from the requirements of Part 3 Composition of the Audit Committee (as described in “Composition of the Audit Committee” above) and Part 5 Reporting Obligations of NI 52-110 (which requires certain prescribed disclosure about the Audit Committee in Coral’s Annual Information Form, if any, and this Circular).

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Corporate Governance

NI 58-101 requires Coral to annually disclose certain information regarding its corporate governance practices. That information is disclosed below.

Board of Directors

The Board of Directors is currently comprised of four directors. The size and experience of the Board of Directors is important for providing the Company with effective governance in the mining industry. The Board of Directors’ mandate and responsibilities can be effectively and efficiently administered at its current size. The Board of Directors has functioned and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting.

The Board of Directors has considered the relationship of each director to the Company and currently considers three of the four directors to be “unrelated” (Messrs. Andrews, Kaplan, and Price). “Unrelated director” means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

Directorships

Certain of the Directors are presently a director or officer of one or more other reporting companies, as follows:

Director	Name of Other Reporting Issuer
David Wolfin	Avino Silver & Gold Mines Ltd. Gray Rock Resources Ltd.
Ronald Andrews	Avino Silver & Gold Mines Ltd.

Orientation and Continuing Education

New Board members receive an orientation package which includes reports on operations and results, and public disclosure filings by the Company. Board meetings are sometimes held at the Company’s offices and, from time to time, are combined with presentations by the Company’s management to give the directors additional insight into the Company’s business.In addition, management of the Company makes itself available for discussion with all Board members.

Ethical Business Conduct

In recruiting new board members, the Board considers only persons with a demonstrated record of ethical business conduct. The Board monitors the ethical conduct of the Company to ensure compliance with applicable legal and regulatory requirements. The Board has found that the foregoing in combination with the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

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Nomination of Directors

The Board of Directors considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board of Directors’ duties effectively and to maintain a diversity of view and experience. The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

Compensation

The Compensation Committee of the Company is responsible for, among other things, evaluating the performance of the Company’s executive officers, determining or making recommendations to the Board with respect to the compensation of the Company’s executive officers, making recommendations to the Board with respect to director compensation, incentive compensation plans and equity-based plans, making recommendations to the Board with respect to the compensation policy for the employees of the Company or its subsidiaries and ensuring that the Company is in compliance with all legal requirements with respect to compensation disclosure. In performing its duties, the Compensation Committee has the authority to engage such advisors, including executive compensation consultants, as it considers necessary.

The Compensation Committee is currently composed of Ronald Andrews and Andrew Kaplan. Andrew Kaplan is an independent director within the meaning set out in NI 58-201 Ronald Andrews is not considered to be an independent member of the Ronald under NI 58-201, because he is the Chairman of the Board of Coral. Both members of the Compensation Committee are experienced participants in the business world who have sat on the board of directors of other companies, charities or business associations, in addition to the Board of the Company.

The recommendations of the Compensation Committee are based primarily on a benchmarking analysis which compares the Company’s pay levels and compensation practices with other reporting issuers of the same size as and which are active in the industry and/or market in which the Company competes for talent. This analysis provides valuable information that will allow the Company to make adjustments, if necessary, to attract and retain the best individuals to meet the Company’s needs and provide value to the Company’s shareholders. In formulating its recommendations, the Compensation Committee benchmarked the compensation of the Company’s directors and executive officers against companies with similar market capitalization including the following companies; namely, Amarillo Gold Corporation, Forsys Metals Corp., OMX Gold Corporation, GobiMin Inc., Rio Novo Gold Inc., Atlatsa Resources Corporation, and Monument Mining Limited.

The Compensation Committee has not engaged the services of independent compensation consultants to assist it in making recommendations to the Board with respect to director and executive officer compensation.

In performing its duties, the Compensation Committee has considered the implications of risks associated with the Company’s compensation policies and practices. At its present early stage of development and considering its present compensation policies, the Company currently has no compensation policies or practices that would encourage an executive officer or other individual to take inappropriate or excessive risks.

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Other Board Committees

The Board has no other committees, other than the Audit Committee, Governance & Nominating Committee and Compensation Committee. The functions of the Audit Committee and Compensation Committee are described above. The function of the Governance & Nominating Committee is to monitor developments in corporate governance, review the Company’s corporate governance policies and procedures, and recommend any required revisions or improvements to the Company’s corporate governance policies and procedures to the Board of directors.

Assessments

Due to the minimal size of the Company’s Board of Directors, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees.

Management Contracts

No management functions of Coral are performed to any substantial degree by a person or persons other than the Directors or executive officers of Coral.

Securities Authorized for Issuance Under Equity Compensation Plans

The only equity compensation plan which Coral has in place is the Option Plan. The Option Plan has been established to attract and retain employees, consultants, officers or Directors to Coral and to motivate them to advance the interests of Coral by affording them with the opportunity to acquire an equity interest in Coral. The Option Plan is administered by the Directors of Coral.The Option Plan provides that the number of Shares issuable under the Option Plan, together with all of Coral’s other previously established or proposed share compensation arrangements may not exceed 10% of the total number of issued and outstanding Shares.

The following table sets forth Coral’s compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of shares remaining available for issuance under equity compensation plans
Equity compensation plans approved by shareholders	3,545,000	0.29	584,033
Equity compensation plans not approved by shareholders	487,500	N/A	N/A
Total	4,032,500	0.29	584,033

_____________

(1)	Assuming outstanding options are fully vested.

Promoters

Other than its directors and officers, there is no person who is or who has been within the two years immediately preceding the Record Date, a ‘promoter’ of Coral as defined under applicable Securities Laws.

Legal Proceedings

Coral is not a party to any legal proceedings currently material to it or of which any of Coral’s properties is the subject matter, and no such proceedings are known by Coral to be contemplated.

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Auditor, Transfer Agent and Registrar

The current auditor of Coral is Manning Elliott LLP, Suite 1700 - 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3. See also “Particulars of Matters to be Acted Upon - Appointment of Auditor.” The registrar and transfer agent of the Shares is Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

Material Contracts

Except for contracts entered into in the ordinary course of business, the only contracts entered into by Coral in the two years immediately prior to the date hereof that can reasonably be regarded as presently material to Coral are as follows:

(a)	the Letter of Intent; and

(b)	the Arrangement Agreement. See “The Arrangement”.

All of the contracts specified above may be inspected at the main offices of Coral at 900 - 570 Granville Street, Vancouver, British Columbia, V6C 3P1, during normal business hours up to the date of the Meeting.

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INFORMATION CONCERNING NOMAD

The following information reflects the current business, financial and share capital position of Nomad. See “Information Concerning Nomad After the Arrangement” for pro forma business, financial and share capital information following the conclusion of the Arrangement. The following information should be read in conjunction with the information concerning Nomad appearing elsewhere in this Circular and incorporated by reference in this Circular.

Nomad Documents Incorporated by Reference

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in each of the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Nomad’s corporate secretary at 1275 Avenue des Canadiens-de-Montréal, Suite 500, Montreal, Québec, H3B 0G4, Canada, telephone: (514) 249-9960, and are also available electronically on Nomad’s SEDAR profile at www.sedar.com.

The following documents filed by Nomad with the securities commission or similar authority in each of the provinces of Canada are specifically incorporated by reference in and form an integral part of this Circular:

(a)	Nomad’s Filing Statement in respect of the acquisition by Nomad of certain assets from the Orion Group and from the Yamana Group dated May 15, 2020;

(b)	the unaudited condensed consolidated interim financial statements of Nomad for the three and six months ended June 30, 2020 and 2019;

(c)	the management’s discussion and analysis of Nomad for the three and six-month periods ended June 30, 2020;

(d)	the management information circular of Nomad dated March 19, 2020 for the annual and special meeting of shareholders held on April 14, 2020;

(e)	the material change report of Nomad dated March 4, 2020 relating to the entering into by Nomad of definitive purchase agreements with the Orion Group and the Yamana Group, to acquire two portfolios of royalty, stream and gold loan assets;

(f)	the material change report of Nomad dated April 13, 2020 relating to the first closing of a private placement of subscription receipts (“RTO Private Placement Subscription Receipts”), pursuant to which Nomad issued an aggregate of 3,420,800 RTO Private Placement Subscription Receipts at an issue price of $0.90 per RTO Private Placement Subscription Receipt for gross proceeds of approximately $3.08 million;

(g)	the material change report of Nomad dated May 1, 2020 relating to the second closing of the private placement of RTO Private Placement Subscription Receipts pursuant to which Nomad issued an aggregate of 6,623,469 RTO Private Placement Subscription Receipts at an issue price of $0.90 per RTO Private Placement Subscription Receipt for gross proceeds of approximately $5.96 million;

(h)	the material change report of Nomad dated May 21, 2020 relating to the third closing of a private placement of RTO Private Placement Subscription Receipts pursuant to which Nomad issued an aggregate of 4,733,509 RTO Private Placement Subscription Receipts at an issue price of $0.90 per RTO Private Placement Subscription Receipt for gross proceeds of approximately $4.3 million;

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(i)	the material change report of Nomad dated June 5, 2020 relating to the completion of the Nomad’s RTO;

(j)	the material change report of Nomad dated September 2, 2020 relating to Nomad entering into the Arrangement Agreement with Coral; and

(k)	the following sections of Nomad short form base shelf prospectus dated September 30, 2020 (the “Base Shelf Prospectus”):

(i)	“Glossary of Certain Defined Terms”, at pages 1 to 5 of the Base Shelf Prospectus;

(ii)	“Cautionary Note Regarding Forward-Looking Statements”, at page 3 of the Base Shelf Prospectus;

(iii)	“Non-IFRS Measures”, at page 3 of the Base Shelf Prospectus;

(iv)	“Currency Presentation and Exchange Rate Information” at page 4 of the Base Shelf Prospectus;

(v)	“The Corporation”, at pages 4 to 13 of the Base Shelf Prospectus, except for the section “Proposed Acquisition of Coral Gold Resources Ltd.”; and

(vi)	“Risk Factors”, at pages 15 to 32 of the Base Shelf Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for the purposes of this Circular, to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, in its unmodified or non-superseded form, to constitute a part of this Circular.

Any document of the type required by Item 11.1 of Form 44‑101F1 - Short Form Prospectus to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, audited annual financial statements, management’s discussion and analysis and information circulars filed by Nomad with applicable securities commissions or similar authorities in Canada on SEDAR at www.sedar.com after the date of this Circular and before the Meeting are deemed to be incorporated by reference into this Circular.

Nomad Corporate Structure

Nomad is governed by the Canada Business Corporations Act (the “CBCA”), after having previously been continued from the Business Corporations Act (British Columbia) on December 20, 2019. It was originally incorporated as a special limited company in British Columbia on February 20, 1961 under the name Copper Soo Mining Company Limited (Non-Personal Liability) by Memorandum and Articles filed with the Registrar of Companies for British Columbia.

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On July 22, 1969, the Corporation converted from a non-personal liability company to a limited company and changed its name to Beaumont Resources Limited. On July 23, 1973, November 22, 1978, December 3, 1984 and August 19, 2014, the Corporation changed its name to Consolidated Beaumont Resources Ltd., Conbeau Resources Ltd., Inlet Resources Ltd. and Guerrero Ventures Inc., respectively.

On December 20, 2019, the Corporation completed its continuance under the CBCA, and amended its authorized share capital to consist of an unlimited number of Common Shares and an unlimited number of Preference Shares issuable in one or more series.

On May 25, 2020, the Corporation changed its name from Guerrero Ventures Inc. to Nomad Royalty Company Ltd. in the context of the RTO.

The head and registered office of the Corporation is at 1275 Avenue des Canadiens-de-Montréal, Suite 500, Montreal, Québec, H3B 0G4, Canada.

The following chart illustrates Nomad’s current corporate structure.

Recent Transformational Transactions

Reverse Takeover

On May 27, 2020, Nomad completed an RTO comprised of two related vend-in transactions. The RTO involved the acquisition by Nomad of an aggregate of six stream and gold loan assets from the Orion Group for total consideration of US $268.3 million as well as the acquisition of three royalties and a contingent payment on the commencement of commercial production of one project from the Yamana Group for total consideration of US $65 million.

For further information regarding Nomad and its subsidiaries and their respective business activities, see section “The Corporation” of the Base Shelf Prospectus and the other documents incorporated by reference herein.

Description of Nomad’s Business

Nomad is a growth-oriented precious metal royalty and streaming company that is focused on maximizing returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of precious metal and other high-quality royalties, streams and similar interests, and by returning capital to its shareholders through quarterly dividend payments. Nomad’s growth strategy aims to acquire a diversified set of risk-adjusted assets with a focus on near-term or in-production assets. To achieve this, Nomad’s acquisition strategy will prioritize value and optionality, while minimizing exposure to financing risks and long development timelines.

For further information regarding Nomad and its subsidiaries and their respective business activities, see section “The Corporation” of the Base Shelf Prospectus and the other documents incorporated by reference herein.

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Description of Nomad’s Capital Structure

General

Nomad is authorized to issue an unlimited number of Nomad Shares and an unlimited number of Preference Shares, issuable in series. As of the date hereof, there are 524,526,327 Nomad Shares and no Preference Shares issued and outstanding.

Nomad Shares

The holders of the Nomad Shares are entitled to receive notice of, and to attend, all meetings of shareholders, except meetings at which only holders of another specified class or series of Nomad are entitled to vote. Each holder of Nomad Shares is entitled to one vote for each Nomad Share held on all ballots taken at such meetings. Subject to the prior rights, privileges, restrictions and conditions attaching to the Preference Shares and shares of any other class of shares of Nomad ranking senior to the Nomad Shares, holders of Nomad Shares are entitled to receive a proportionate share, on a per share basis, of the assets of Nomad available for distribution in the event of a liquidation, dissolution or winding-up of Nomad and the right to receive any dividend if declared by Nomad.

Preference Shares

The Preference Shares may at any time and from time to time be issued in one or more series, with Nomad’s board of directors being entitled to fix, by resolution, the number of Preference Shares in a series and determine the designation of, and the rights, privileges, restrictions and conditions attached to, the Preference Shares of such series. Except in the specific circumstances set forth in Nomad’s articles, or as otherwise may be required by the Canada Business Corporations Act, the holders of Preference Shares shall not be entitled as such to receive notice of, or to attend, any meeting of shareholders and shall not be entitled to vote at any such meeting; provided, however, that the holders of Preference Shares shall be entitled to receive notice of meetings of the shareholders called for the purpose of authorizing the sale, lease or exchange of all or substantially all of the property of Nomad other than in the ordinary course of business of Nomad.

The Preference Shares of each series shall, with respect to the payment of dividends and the distribution of the property and assets of Nomad in the event of the liquidation, dissolution or winding-up of Nomad, whether voluntary or involuntary, or any other distribution of the assets of Nomad among its shareholders for the purpose of winding-up the affairs of Nomad, rank (i) pari passu with the Preference Shares of every other series and the shares of any other class of shares of Nomad, or series thereof, ranking equally with the Preference Shares; (ii) senior to, and shall be entitled to a preference over, the Nomad Shares and the shares of any other class of shares of Nomad ranking junior to the Preference Shares; and (iii) junior and subordinate to the shares of any class of shares of Nomad ranking senior to the Preference Shares. The Preference Shares of each series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Nomad Shares and any other class of shares of Nomad ranking junior to the Preference Shares as may be fixed by the board of directors of Nomad in accordance with Nomad’s articles.

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Trading Price and Volume of Nomad Shares

The Nomad Shares are listed and posted for trading on the TSX under the symbol “NSR”. The Nomad Shares are also quoted for trading in the United States on the OTCQX market of the OTC Markets Group platform (the “OTCQX”) and in Germany on the Frankfurt Stock Exchange (the “FSE”) under the symbols “NSRXF” and “IRLB”, respectively. On October 8, 2020, being the last trading day prior to the date of this Circular, the closing prices of the Nomad Shares on the TSX, OTCQX and FSE were $1.40, US $1.05 and €0.865, respectively. Prior to May 27, 2020 the Nomad Shares were listed on the TSXV and were trading under the symbol “GV”. The following table sets forth, the price range and trading volume of the Nomad Shares as reported by the TSX or TSXV, as applicable for the periods indicated.

Calendar Period	TSX or TSXV
	Price Range ($)
	High	Low	Volume
September 2019(1)	0.14	0.10	50,000
October 2019(1)	0.13	0.125	54,600
November 2019(1)	0.20	0.13	227,833
December 2019(1)	0.32	0.21	500,783
January 2020(1)	0.48	0.33	492,550
February 2020(1) (2)	0.45	0.38	183,106
March 2020(1) (2)	—	—	—
April 2020(1)(2)	—	—	—
May 2020(1)(2)(3)	1.23	1.23	1,018,145
June 2020(3)	1.41	1.25	6,155,926
July 2020(3)	1.59	1.32	2,486,276
August 2020(3)	1.65	1.30	1,054,925
September 2020(3)	1.80	1.47	4,218,371
October 2020 (until October 8, 2020)(3)	1.57	1.38	474,170

_______________

(1)	Prior to May 27, 2020, the Nomad Shares were listed and posted for trading on the TSXV under the name Guerrero Venture Inc. and were trading under the symbol “GV”.
(2)	On February 24, 2020, trading in the Nomad Shares was halted in accordance with the policies of the TSXV following announcement by Nomad that it had entered into the Vend In Agreements with the Orion Group and the Yamana Group.
(3)	On May 29, 2020, following the closing of the RTO, the Nomad Shares commenced trading on the TSX under the symbol “NSR”.

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Prior Purchases and Sales

The following tables summarize the issuances of Nomad securities within the 12 months prior to the date of this Circular.

Nomad Shares

Date	Issuance Price per Nomad Share	Number of Nomad Shares
October 18, 2019	$0.05	17,507,040(1)
October 18, 2019	$0.05	550,000(2)
November 27, 2019	$0.10	10,000,000(3)
May 27, 2020	$0.90	462,955,965(4)
May 27, 2020	$0.90	14,777,778(5)
June 30, 2020	$0.90	233,475(6)
July 10, 2020	$1.31	32,847(7)
July 31, 2020	$1.50	5,769,231(8)
September 28, 2020	$1.61	7,399,970(9)
September 30, 2020	$1.55	74,825(10)

(1)	Issued pursuant to the terms of a debt consolidation agreement, $875,352 of debt owed by Nomad to various creditors was assigned to Vincent Metcalfe, the CEO of Nomad, Joseph de la Plante, the CIO of Nomad, and two other parties, and subsequently converted into Nomad Shares at a price of $0.05 per Nomad Share.
(2)	Issued pursuant to a share for debt transaction for the settlement of an advance of $27,500 made to Nomad.
(3)	Issued in connection with a private placement of 10,000,000 Nomad Shares at a price of $0.10 per Nomad Share for gross proceeds to Nomad of $1,000,000.
(4)	Issued in connection with the closing of the RTO.
(5)	Issued upon the conversion of the RTO Private Placement Subscription Receipts in connection with the RTO.
(6)	Issued in connection with the settlement of 500,000 Nomad restricted share units.
(7)	Issued in connection with the settlement of 67,788 Nomad restricted share units.
(8)	Issued pursuant to the closing of the Troilus Royalty acquisition.
(9)	Issued pursuant to the closing of the acquisition of Valkyrie Royalty Inc. (Moss Royalty).
(10)	Issued in connection with the settlement of 155,062 Nomad restricted share units.

Nomad Common Share Purchase Warrants

Date	Exercise Price per Nomad Share	Warrant Expiry Date	Number of Nomad Shares Subject to Warrants(1)
July 31, 2020(1)	$1.75	July 31, 2022	2,884,616

____________

(1)	Issued pursuant to the closing of the Troilus Royalty acquisition.

Nomad RTO Private Placement Subscription Receipts

Date	Issuance Price per RTO Private Placement Subscription Receipt	Number of Nomad Shares subject to the RTO Private Placement Subscription Receipt (1)
April 2, 2020	$0.90	3,420,800
April 24, 2020	$0.90	6,623,469
May 21, 2020	$0.90	4,733,509

___________

(1)	Issued pursuant to the closings of the private placement of RTO Private Placement Subscription in connection with the RTO.

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Nomad Stock Options

Date	Exercise Price per Share	Option Expiry Date	Number of Nomad Shares Subject to Option
November 27, 2019(1)	$0.20	November 27, 2022	425,000
November 27, 2019(2)	$0.20	November 27, 2024	2,000,000
May 29, 2020(3)	$0.90	May 29, 2023	2,000,000
May 29, 2020(3)	$0.90	May 29, 2025	3,000,000
June 1, 2020(3)	$1.23	June 1, 2025	2,523,300
July 27, 2020(3)	$1.50	July 27, 2025	182,700

____________

(1)	Granted pursuant to Nomad’s 2019 Stock Option Plan dated August 19, 2019. Issued to former independent directors of Nomad comprising the long-term incentive component of their compensation for the year ended December 31, 2019.
(2)	Granted pursuant to Nomad’s 2019 Stock Option Plan dated August 19, 2019 to an officer and a consultant of Nomad.
(3)	Granted pursuant to Nomad’s Stock Option Plan dated April 14, 2020 that became effective on May 29, 2020.

Nomad Restricted Share Units

Date	Number of Nomad Shares Issuable(1)
May 29, 2020	1,000,000
June 1, 2020	756,600
June 30, 2020	67,788
July 27, 2020	56,300
September 30, 2020	155,062

_________________

(1)	Granted pursuant to Nomad’s Share Unit Plan for executive officers, employees and consultants of the Nomad and its subsidiaries.

Nomad Deferred Share Units

Date	Number of Nomad Shares Issuable(1)
June 18, 2020	521,300
August 27, 2020	152,500

___________

(1)	Granted pursuant to Nomad’s Deferred Share Unit Plan for Non-Executive Officers of Nomad.

Selected Financial Information

The following tables set out selected financial information with respect to the Orion Fund II Portfolio, Nomad’s predecessor for accounting purposes (the “RTO acquirer”), and with respect to Nomad for the periods indicated therein. The selected financial information below has been derived from the audited combined carve-out financial statements of the Orion Fund II Portfolio (relating to the Woodlawn Silver Stream and Lead Marketing Fee Agreement, the Blyvoor Gold Stream, the Mercedes and South Arturo Silver Stream and the Premier Gold Prepay Loan) and related notes for three years ended December 31, 2019, 2018 and 2017 attached as Exhibit “D” of the Filing Statement which is incorporated by reference herein and the unaudited condensed consolidated interim financial statements of Nomad for the three and six months ended June 30, 2020 and 2019, which are incorporated by reference herein. The following information should be read in conjunction with the MD&A with respect to the Orion Fund II Portfolio for the three years ended December 31, 2019, 2018 and 2017, attached as Exhibit “E” of the Filing Statement which is incorporated by reference herein and the MD&A of Nomad for the three and six-month periods ended June 30, 2020, which is incorporated by reference herein.

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(In thousands of U.S. Dollars)	Historical Audited Financials for the Orion Fund II Portfolio			Nomad
	For the year ended December 31, 2019 (US $)	For the year ended December 31, 2018 (US $)	For the year ended December 31, 2017 (US $)	For the six months ended June 30, 2020 (US $)
Total Revenue	17,377	15,293	15,417	12,414
Net Income and Comprehensive Income	1,958	1,567	3,336	8,321
Total Assets	76,255	38,944	36,613	224,716
Total Liabilities	375	58	116	16,276
Cash Dividends	—	—	—	—
Total Equity (1)	75,880	38,886	36,497	208,440

_______________

(1)	Total Equity for the historical audited financial statements for the Orion Fund II Portfolio as at December 31, 2019, 2018 and 2017 reflect the net parent investment by Orion in the Orion Fund II Portfolio.

CONSOLIDATED CAPITALIZATION

Since June 30, 2020, the date of Nomad’s unaudited condensed consolidated interim financial statements most recently filed in accordance with applicable Securities Law, there have been no material changes in Nomad’s consolidated share capital or loan structure. The following table sets out Nomad’s consolidated capitalization as at (i) June 30, 2020, and (ii) June 30, 2020, on a pro forma basis after giving effect to the Arrangement, as if it had occurred on June 30, 2020. The table should be read in conjunction with Nomad’s unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2020 and 2019, along with the related notes thereto and the associated management’s discussion and analysis which are incorporated by reference herein.

(In thousands of U.S. Dollars)	June 30, 2020	June 30, 2020 after giving effect to the Arrangement(1)
Deferred Payment liability – host contract(2)	8,736	8,736
Deferred Payment liability – conversion option(2)	6,304	6,304
Total indebtedness	15,040	15,040
Nomad Shares(3)	200,479(3)	248,809(4)
Warrants(5)	-	1,618
Contributed surplus	2,125	2,125
Retained earnings	5,836	5,836
Total equity	208,440	258,388
Total capitalization	223,480	273,428(6)

____________________

(1)	All figures from Coral used for the determination of the information presented in this column, were converted from Canadian dollars into United States dollars using the daily exchange rate on September 28, 2020 as reported by the Bank of Canada, being $1.00 equals US $0.7475.
(2)	The consideration payable by Nomad for acquisition of the Yamana Portfolio Assets in the context of its RTO was paid by the issuance of 66,500,000 Nomad Shares and a cash payment of US $20 million, US $10 million of which was paid in cash at the closing of the RTO and the balance of US $10 million by a deferred cash payment (the “Deferred Payment”) pursuant to a deferred payment agreement dated May 27, 2020 between Nomad and Yamana. The deferred payment has a two year term (subject to early redemption features), bears interest at an annual rate of 3%, calculated and payable quarterly, and is convertible into Nomad Shares at any time, in whole or in part, at the option of Yamana, at a price of $0.90 per share. The terms of the Deferred Payment are described in Note 5 and Note 8 to the unaudited condensed consolidated interim financial statements of Nomad for the three and six months ended June 30, 2020 and 2019, which are incorporated by reference herein.
(3)	Based on 511,249,454 Nomad Shares issued and outstanding as at June 30, 2020.
(4)	Assuming that 40,158,270 Nomad Shares will be issued in connection with the Arrangement, having a value of $1.61 per Nomad Share, representing the closing price of Nomad Shares on the TSX on September 28, 2020.
(5)	Assuming that 20,079,135 Consideration Warrants will be issued by Nomad in connection with the Arrangement with an exercise price of $1.71 per share. The fair value of the warrants was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: risk-free interest rate of 0.25%, average projected volatility of 30%, dividend yield of 1.2%, average expected life of warrants of 2 years. The fair value of the Consideration Warrants represent $0.108 per Consideration Warrant after taking into consideration the acceleration right of Nomad to accelerate the expiry date in the event the daily volume-weighted average trading price of Nomad Shares on the TSX exceeds the Consideration Warrant Exercise Price by at least 25% for any period of 20 consecutive trading days after one year from the Effective Date of the Arrangement.
(6)	Assuming that all of the Coral Options will be exercised prior to the Effective Date.

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Listing Application

Nomad has applied to list the Nomad Shares and Consideration Warrants issuable pursuant to the Arrangement as well as the Nomad Shares issuable pursuant to the exercise of the Consideration Warrants on the TSX. On October 2, 2020, the TSX has conditionally approved the listing of the Nomad Shares and Consideration Warrants issuable pursuant to the Arrangement as well as the Nomad Shares issuable pursuant to the exercise of the Consideration Warrants. Listing is subject to Nomad fulfilling all of the standard requirements of the TSX.

Legal Proceedings

Nomad is not a party to any legal proceedings currently material to it or of which any of Nomad’s properties is the subject matter, and no such proceedings are known by Nomad to be contemplated.

Auditor, Transfer Agent and registrar

The current auditor of Nomad is PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, 1250 René Lévesque Blvd. West, Suite 2500, Montreal, Québec H3B 4Y1. PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, has been the auditor of Nomad since June 2020. The transfer agent and registrar for the Nomad Shares is Computershare Investor Services Inc. at its offices in Montreal, Québec and Toronto, Ontario.

Risk Factors

The business and operations of Nomad are subject to risks. In addition to considering the other information in this Circular, Shareholders should consider carefully the risk factors and other disclosures set forth in documents filed by Nomad with Canadian Securities Administrators, which are available at www.sedar.com. As set forth above in “Information Relating to Nomad - Nomad Documents Incorporated by Reference”, certain of these filings are incorporated by reference herein.

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INFORMATION CONCERNING NOMAD AFTER THE ARRANGEMENT

Overview

Upon completion of the Arrangement, Nomad will own all of the Shares, former Shareholders will be Nomad Shareholders, the Share Consideration and Nomad Shares issuable upon exercise of the Consideration Warrants are expected to trade on the TSX and former Shareholders shall be entitled to the Consideration Cash. The Shares are expected to be delisted from the TSXV and any other stock exchange the Shares are listed or quoted, and Nomad will apply to have Coral will cease to be a reporting issuer. Nomad will continue to be a corporation existing under federal laws and the principal executive office of Nomad will continue to be located at 1275 Avenue des Canadiens-de-Montréal, Suite 500, Montreal, Québec, H3B 0G4.

The Arrangement will result in Coral becoming a wholly-owned subsidiary of Nomad, which will continue to carry on the business and operations of both Nomad and Coral as conducted prior to the Effective Date.

The following information is presented on a post-Arrangement basis and is reflective of the projected business and share capital position of Nomad after giving effect to the Arrangement. This section only includes information respecting Nomad and Coral after the Arrangement that is materially different from information provided elsewhere in this Circular. See the various headings in “Information Concerning Nomad” and “Information Concerning Coral” for additional information regarding Nomad after completion of the Arrangement.

Summary Description of the Combined Company

Upon completion of the Arrangement, Coral will be a wholly-owned subsidiary of Nomad, and the business of the combined company on a consolidated basis will be the combined business of Nomad and Coral, and the business objectives of the combined company will be the combined business objectives of Nomad and Coral.

Share Capitalization

Upon completion of the Arrangement, assuming none of the 34,926,389 outstanding convertible securities of Nomad expected to be outstanding immediately after the Effective Time are exercised and that the principal amount due by Nomad pursuant to the deferred payment agreement dated May 27, 2020 between Nomad and Yamana is not converted in to Nomad Shares, 564,684,597 Nomad Shares will be issued and outstanding.

Pro Forma Share Capitalization of Nomad after the Arrangement

The following sets out an estimate of the fully diluted share capital of Nomad after giving effect to the Arrangement:

Description of Security	Number of Securities(1)	Percentage of Total
Nomad Shares held by Nomad Shareholders	524,526,327	87.48%
Nomad Shares reserved for issuance pursuant to outstanding Nomad Options	10,131,000	1.69%
Nomad Shares reserved for issuance pursuant to outstanding Nomad restricted share units and deferred share units	1,831,638	0.31%
Nomad Shares reserved for issuance pursuant to Nomad Warrants	2,884,616	0.48%
Nomad Shares held by current Shareholders	40,158,270	6.70%
Nomad Shares reserved for issuance pursuant to the Consideration Warrants	20,079,135	3.35%
Total	599,610,986	100%

____________

(1)	Excluding the Nomad Shares that could be issued upon the conversion of the principal amount due by Nomad pursuant to the deferred payment agreement dated May 27, 2020 between Nomad and Yamana.

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Directors and Officers

Upon completion of the Arrangement, the directors and executive officers of Nomad will be the current directors and executive officers of Nomad, as follows:

(a)	Directors: Vincent Metcalfe, Joseph de la Plante, Robin Weisman, Istvan Zollei, Gerardo Fernandez Jamie Porter, Matthew Gollat and Susan Kudzman.

(b)	Officers: Vincent Metcalfe (CEO), Elif Lévesque (CFO and Corporate Secretary); and Joseph de la Plante (CIO).

The directors and officers of Nomad will remain the same following completion of the Arrangement.

Capital Structure

Following the completion of the Arrangement, the authorized capital of Nomad will continue to consist of an unlimited number of common shares and an unlimited number of Preference Shares, issuable in series, and the attributes of the Nomad Shares will not change. See “Information Concerning Nomad - Description of Nomad’s Capital Structure”.

Post-Arrangement Shareholdings

Immediately after completion of the Arrangement, assuming that (i) all Options have been exercised; (ii) no Shareholder exercises Dissent Rights; and (iii) no convertible securities of Nomad have been exercised prior to the completion of the Arrangement, current Shareholders are expected to own approximately 7.11% of the issued and outstanding Nomad Shares on an undiluted basis and current Nomad Shareholders are expected to own approximately 92.89% of the issued and outstanding Nomad Shares on an undiluted basis. On the Effective Date, Nomad will own 100% of the issued and outstanding Shares.

Upon completion of the Arrangement, Nomad will own a portfolio of precious metal royalty, streaming and similar assets, to be comprised of thirteen royalty, stream and gold loan assets, six of which involve projects that are currently producing and one of which involve a project expected to begin producing in early 2021.

Alternative Disclosure in Respect of the Arrangement

Under Item 14.2(c) of Form 51-102F5 - Information Circular of NI 51-102 (“Form 51-102F5”), if the action to be taken at a meeting of securityholders of a reporting issuer is in respect of a “restructuring transaction” (as such term is defined in NI 51-102) under which securities are to be changed, exchanged, issued or distributed, the reporting issuer is required to include disclosure in the management information circular to be used for such meeting for each entity (other than such reporting issuer) (the “Entity”) whose securities are being changed, exchanged, issued or distributed, if (i) such matter is a restructuring transaction; and (ii) such reporting issuer’s current securityholders will have an interest in the Entity after the restructuring transaction is completed. The disclosure for the Entity must be the disclosure (including financial statements) prescribed under Securities Laws and described in the form of prospectus that the Entity would be eligible to use immediately prior to the sending and filing of the information circular in respect of the restructuring transaction, for a distribution of securities in the applicable jurisdictions.

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Since Shareholders will receive securities of Nomad as part of the Consideration under the Arrangement, the Company is required by Item 14.2(c) of 51-102F5 to include in this Circular disclosure for Nomad (including financial statements) prescribed under Securities Laws and described in the form of prospectus that Nomad would be eligible to use immediately prior to the sending and filing of the Circular in respect of the Arrangement, for a distribution of securities in the applicable jurisdictions. Nomad is eligible to file a prospectus in the form of Form 44-101F1 - Short Form Prospectus (“Form 44-101F1”).

Item 10 of Form 44-101F1 requires that an issuer that has completed a significant acquisition or that is undertaking a significant proposed acquisition that (a) has progressed to a state where a reasonable person would believe that the likelihood of such issuer completing the acquisition is high; and (b) would be a significant acquisition for the purposes of Part 8 of NI 51-102 if completed as of the date of the short form prospectus, include in its short form prospectus financial statements or other information about the proposed acquisition if the inclusion of the financial statements is necessary for the short form prospectus to contain full, true and plain disclosure of all material facts relating to the securities being distributed. If such financial statements or other information is required, such requirement must be satisfied by including either (i) the financial statements or other information that is required to be included in, or incorporated by reference in, a business acquisition report (“BAR”) filed under NI 51-102; or (ii) satisfactory alternative financial statements or other information.

On August 20, 2020, the Canadian Securities Administrators (CSA) approved amendments to the BAR filing requirements for non-venture issuers such as Nomad (the “NI 51-102 Amendments”). The NI 51-102 Amendments raise the threshold for determining the significance of acquisitions that trigger the requirement to file a BAR and aim to reduce the regulatory burden on market participants. Currently, a non-venture issuer is required to file a BAR in respect of an acquisition if any one of the three significance tests (“asset test”, “investment test” or “profit or loss test”) set out in NI 51-102 exceeds 20%. The NI 51-102 Amendments alter the determination of what constitutes a “significant acquisition” for non-venture issuers by increasing the significance threshold from 20% to 30% and requiring that at least two of the three significance tests be met. The NI 51-102 Amendments are expected to become effective on November 18, 2020.

While Nomad has confirmed the acquisition of all of the issued and outstanding Shares of Coral pursuant to the Arrangement (the “Proposed Coral Acquisition”) would not be a “significant acquisition” under the “asset test” or optional “profit or loss test”, as currently defined in NI 51-102, Nomad has confirmed that the Proposed Coral Acquisition would be a “significant acquisition” under the “investment test” and optional “investment test” (as defined in NI 51-102) as the total Consideration to be paid for the Proposed Coral Acquisition represents more than 20% (calculated in accordance with Section 8.1 of NI 51-102) of the consolidated assets of Orion Fund II Portfolio, Nomad’s predecessor for accounting purposes (the RTO Acquirer), as at December 31, 2019, and of Nomad as at June 30, 2020, respectively.

Nomad has confirmed that under the NI 51-102 Amendments, the Proposed Coral Acquisition would not be a “significant acquisition” under either the “asset test”, “profit or loss test” or optional “investment test”.

Nomad has confirmed that the “investment test” produces an anomalous result in this instance that exaggerates the significance of the Proposed Coral Acquisition and does not correlate to the actual size, impact or significance of the Proposed Coral Acquisition. Nomad does not consider the Proposed Coral Acquisition to be a “significant acquisition” from a practical, commercial, business, operational or financial perspective or when compared to the results the Proposed Coral Acquisition generates under the “asset test” and “profit or loss test”. Nomad has confirmed that the “investment test” based on the assets of Nomad reported under IFRS and as reflected in its financial statements does not reflect the fair value of such assets, as the financial statements are prepared using the continuity of interest method of accounting of the RTO acquirer. Nomad has confirmed that if the “investment test” was calculated on the basis of the fair value of all assets acquired by Nomad in its RTO, the total consideration proposed to be paid for the Proposed Coral Acquisition would be less than 20% of the consolidated assets of Nomad and would more accurately reflect Nomad’s judgement that the Proposed Coral Acquisition is not a “significant acquisition” for Nomad.

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The following additional measures, while not specifically prescribed in Part 8 on NI 51-102, further illustrate that the size of Coral relative to that of Nomad is not significant. For instance, (i) Coral had nil revenues compared to US $17.4 million for Orion Fund II Portfolio for the year ended December 31, 2019 (US $12.4 million for Nomad for the six months ended June 2020); (ii) Coral had a net loss of $563,667 for the year ended January 31, 2020 (and net loss of $177,625 for the six months ended July 31, 2020) compared to net income for Orion Fund II Portfolio of US $2.0 million for the year ended December 31, 2019 (US $8.3 million for Nomad for the six months ended June 30, 2020); (iii) as reported by the TSX as of the close of business on August 21, 2020, the last trading day before the announcement of the Proposed Coral Acquisition, Nomad had a market capitalization of $708 million while Coral had a market capitalization of $37 million, representing 5.28% of Nomad’s market capitalization on such date; (iv) the total Consideration to be paid for the Proposed Coral Acquisition represents approximately 6.45% of Nomad’s market capitalization as reported by the TSX on August 21, 2020, the last trading day before the announcement of the Proposed Coral Acquisition; (v) all of the assets of Coral are currently at an exploration stage (one net smelter returns royalty and three exploration properties) and will not be in production in the near future, compared to six of the ten underlying properties of the royalties, streams and similar interests held by Nomad being either in production or expected to be put into production by early 2021; (vi) all the assets of Coral are currently at an exploration stage and will not require a significant amount of operational or administrative personnel focus by Nomad nor will a significant amount of Nomad’s operational budget be assigned to the business of Coral; and (vii) the business of Coral will have limited impact on the operating cash flows of Nomad.

Nomad has confirmed that the inclusion of financial statements that would otherwise be required to be included in, or incorporated by reference in a BAR in respect of each of the Proposed Coral Acquisition pursuant to NI 51-102 is not necessary in order for this Circular to contain full, true and plain disclosure of all material facts relating to the Arrangement and the Nomad Shares and Consideration Warrants to be issued pursuant to the Arrangement. Nomad based this confirmation upon, among other things, that: (i) this Circular contains disclosure about Coral, the Arrangement, and the anticipated impact on Nomad’s business, (ii) the results of the “investment test” do not demonstrate any correlation with the actual significance of the Proposed Coral Acquisition from a practical, commercial, business, operational or financial perspective and Nomad has confirmed that the Proposed Coral Acquisition is not significant to Nomad from any of such perspectives, and (iii) Nomad has confirmed, and management of Coral believes, that such information does not represent material information for the Shareholders in comparison to Nomad’s current operations, nor does it represent details that would be required to enable Coral’s Shareholders to form a reasoned judgment concerning the approval of the Arrangement and in connection with the securities of Nomad. As a result, Coral has relied on Item 10.2(3) of Form 44-101F1 and has not included the financial statements that could otherwise be required under Items 10.2(4)(a) and 10.2(4)(b) of Form 44-101F1 and Item 14.2(c) of Form 51-102F5.

In addition, for the reasons set out above, Nomad intends to apply for an exemption from the requirement under Part 8 of NI 51-102 to file a BAR with respect to the Proposed Coral Acquisition following the closing of such acquisition, if the closing occurs prior to the effective date of the NI 51-102 Amendments.

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GENERAL INFORMATION

Experts

Cantor Fitzgerald Canada Corporation was retained by Coral to provide financial advice to the Board of the Company on an exclusive basis in connection with the Arrangement (amongst other matters).

The Fairness Opinion Advisor, PI Financial Corp., was retained by Coral to provide the Fairness Opinion with respect to the Arrangement. The Fairness Opinion is referenced at “The Arrangement - Company Board Financial Advisor and Fairness Opinion Advisor”.

Manning Elliott LLP, Chartered Professional Accountant, is the auditor for Coral and prepared the auditor’s report for the audited annual financial statements of Coral for the years ended January 31, 2020, 2019 and 2018. The auditor is independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.

The technical and scientific information contained in the Filing Statement incorporated by reference in this Circular has been reviewed and approved in accordance with NI 43-101 by Louis-Pierre Gignac, ing., M.Sc.A, CFA of G Mining Services Inc. and Réjean Sirois, P. Eng, of G Mining Services Inc., consultants of Nomad the Corporation, each a “qualified person” as defined in NI 43-101.

Morgan & Company LLP, Chartered Professional Accountants, prepared auditor’s reports to the shareholders of Nomad on the consolidated statements of financial position of Nomad as at December 31, 2019, 2018 and 2017, and the consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the years ended December 31, 2019, 2018 and 2017, which statements are annexed to the Filing Statement incorporated by reference in this Circular. Morgan & Company LLP, Chartered Professional Accountants, has advised that it is independent with respect to the Corporation within the meaning of the CPABC Code of Professional Conduct in British Columbia, Canada. Effective August 1, 2020, Morgan & Company LLP merged with Smythe LLP.

KPMG LLP, Chartered Professional Accountants, prepared an auditor’s report to Orion Mine Finance GP III LLC as the general partner of Orion Mine Finance GP III LP, which is the general partner of Orion Mine Finance Fund III LP, on the carve-out financial statements of Bonikro Gold Stream, which comprise: (i) the carve-out balance sheet as at December 31, 2019; (ii) the carve-out statement of loss and comprehensive loss for the period from October 7, 2019 to December 31, 2019; (iii) the carve-out statement of changes in net parent investment for the period ended December 31, 2019; and (iv) the carve-out statement of cash flows for the period ended December 31, 2019; and notes to the carve-out financial statements, including a summary of significant accounting policies, which statements are annexed to the Filing Statement incorporated by reference in this Circular.

KPMG LLP, Chartered Professional Accountants, prepared an auditor’s report to Orion Mine Finance GP II Limited as the general partner of Orion Mine Finance GP II LP, which is the general partner of Orion Mine Finance Fund II LP and OMF Fund II (Li) LP on the combined carve-out financial statements of the Orion Fund II Portfolio (namely the Mercedes and South Arturo Silver Stream, the Woodlawn Silver Stream, the Lead Marketing Fee Agreement, the Blyvoor Gold Stream and the Premier Gold Prepay Loan), which comprise the: (i) combined carve-out balance sheets as at December 31, 2019, December 31, 2018, December 31, 2017 and January 1, 2017; (ii) combined carve-out statements of income and comprehensive income for each of the years in the three-year period ended December 31, 2019; (iii) combined carve-out statements of changes in net parent investment for each of the years in the three-year period ended December 31, 2019; and (iv) combined carve-out statements of cash flows for each of the years in the three-year period ended December 31, 2019, and notes to the combined carve-out financial statements, including a summary of significant accounting policies, which statements are annexed to the Filing Statement incorporated by reference in this Circular. KPMG LLP, Chartered Professional Accountants, Licensed Public Accountants advised that it is independent with respect to the Orion Group, the Orion Fund II Portfolio and the Bonikro Gold Stream within the meaning of the rules of professional conduct of the Institute of Chartered Professional Accountants of Ontario.

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Deloitte LLP prepared an auditor’s report to the board of directors of Yamana on the carve-out financial statements of the Yamana Portfolio Assets, which comprise the: (i) carve-out statements of earnings (loss) and comprehensive earnings (loss) for the years ended December 31, 2019, 2018 and 2017; (ii) carve-out statements of cash flows for the years ended December 31, 2019, 2018 and 2017; (iii) carve-out balance sheets as at December 31, 2019 and 2018; and (iv) statements of changes in the net parent investment as at December 31, 2019, 2018 and 2017, which statements are annexed to the Filing Statement incorporated by reference in this Circular. Deloitte LLP is independent with respect to the Yamana Portfolio Assets within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario.

Except as described above, to the knowledge or Coral and Nomad, none of the above-described experts holds securities of Coral or Nomad or will hold securities of Nomad following the Arrangement, representing more than 1% of the issued and outstanding common shares of such entity on a partially diluted basis, and none of the above-described experts or their respective associates or affiliates has received or will receive any direct or indirect interests in the property of Coral or Nomad.

Other Material Facts

To management of Coral’s knowledge, there are no other material facts relating to the Arrangement that are not otherwise disclosed in this Circular or are necessary for the Circular to contain full, true and plain disclosure of all material facts relating to the Arrangement.

Additional Information - Coral

Additional information relating to Coral is on SEDAR at www.sedar.com. Shareholders may contact Coral at its head office at 900 - 570 Granville Street, Vancouver, British Columbia, V6C 3P1 to request copies of Coral’s financial statements and MD&A or a copy of this Circular, or any of the Coral documents incorporated herein by reference.

Other Business

As of the date of this Circular, the Board does not know of any other matters to be brought to the Meeting, other than those set forth in the Notice of Meeting. If other matters are properly brought before the Meeting, the persons named in the enclosed proxy will vote the proxy on such matters in accordance with their best judgment.

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DIRECTORS’ APPROVAL

The contents and the sending of the Notice of Meeting and this Circular have been approved by the Board of Directors of Coral.

DATED: October 9, 2020

ON BEHALF OF
THE BOARD OF DIRECTORS OF

CORAL GOLD RESOURCES LTD.

“David Wolfin”

President and Chief Executive Officer

2

CONSENT OF PI FINANCIAL CORP.

To: The Board of Directors of Coral Gold Resources Ltd.

We have read the management information circular of Coral Gold Resources Ltd. (“Coral”) dated October 9, 2020 (the “Circular”) relating to the annual general and special meeting of shareholders of Coral convened to approve resolutions relating to the proposed plan of arrangement under the provisions of the Business Corporations Act (British Columbia). We consent to the inclusion in the Circular of our fairness opinion dated September 14, 2020, a summary of our fairness opinion and references to our firm name and our fairness opinion in the Circular. In providing our consent, we do not intend or permit that any persons other than the Board of Directors of Coral shall rely upon the Coral fairness opinion which remains subject to the analyses, assumptions, limitations and qualifications contained therein.

(signed) “PI Financial Corp.”

PI FINANCIAL CORP.

October 9, 2020

SCHEDULE “A”

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

A.	The arrangement (as it may be, or may have been, modified or amended in accordance with its terms, the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving the Company and its shareholders, all as more particularly described and set forth in the Management Information Circular of the Company dated October 9, 2020 (the “Circular”), is hereby authorized, approved and adopted.

B.	The plan of arrangement (as it may be, or may have been, modified or amended in accordance with its terms, the “Plan of Arrangement”) involving the Company and its Shareholders and implementing the Arrangement, the full text of which is attached as Schedule “B” to the Circular is hereby authorized, approved and adopted.

C.	The Arrangement Agreement (as it may be amended from time to time in accordance with its terms, the “Arrangement Agreement”) dated as of August 23, 2020 between the Company and Nomad Royalty Company Ltd. and all the transaction contemplated therein, the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder are hereby confirmed, ratified, authorized and approved.

D.	The Company be and is hereby authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

E.	Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by the shareholders of the Company, or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered without further approval of any shareholders of the Company:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement; and

(b)	subject to the terms and conditions of the Arrangement Agreement, not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

F.	Any officer or director of the Company is hereby authorized for and on behalf of the Company to execute and deliver for filing with the Registrar under the BCBCA any and all documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement or the Plan of Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents.

G.	Any one director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

SCHEDULE “B”

PLAN OF ARRANGEMENT UNDER DIVISION 5 OF PART 9 OF
THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

“affiliate” shall have the meaning ascribed thereto in the Securities Act (British Columbia);

“Amalco” means the successor corporation under the Amalgamation following the completion of the transactions contemplated under this Plan of Arrangement;

“Amalco Shares” means the common shares of Amalco;

“Amalgamation” shall have the meaning ascribed thereto in Section 3.1(d);

“Arrangement” means the arrangement under section 288 of the BCBCA on the terms set forth in this Plan of Arrangement, as amended or varied from time to time in accordance with the terms of the Arrangement Agreement or Section 6.1 hereof or at the direction of the Court in the Final Order, with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated August 23, 2020 between the Purchaser, and the Company, together with the disclosure letters referenced therein, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution approving the Arrangement to be considered and, if thought fit, passed by the Company Shareholders, such resolution to be considered at the Company Meeting and to be substantially in the form and content of Schedule B to the Arrangement Agreement;

“BCBCA” means the Business Corporations Act (British Columbia) including all regulations made thereunder, as promulgated or amended from time to time;

“Business Day” means any day, other than a Saturday, a Sunday or any other day on which commercial banking institutions in Vancouver, British Columbia are authorized or required by applicable law to be closed;

“Company” means Coral Gold Resources Ltd.;

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

“Company Options” means, at any time, the outstanding options to acquire Company Shares granted pursuant to the Company Stock Option Plan, which are, at such time, outstanding and unexercised, whether or not vested;

“Company Shareholder” means a holder of one or more Company Shares;

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“Company Shares” means the common shares of the Company, as currently constituted;

“Company Stock Option Plan” means the stock option plan of the Company dated as of May 22, 2009 and last ratified and approved by the Company Shareholders on July 18, 2019, as amended;

“Consideration” means, together, the Share Consideration and Non-Share Consideration, being the consideration to be received by the Company Shareholders pursuant to this Plan of Arrangement for each whole Company Share;

“Consideration Cash” means CAD$0.05 in cash per Company Share, being part of the Non-Share Consideration;

“Consideration Warrant” means one whole Nomad Share purchase warrant entitling the holder thereof to purchase one Nomad Share at a price equal to the Consideration Warrant Exercise Price, for a period of 24 months following the Effective Date, which warrant is exercisable (i) outside the United States by holders that are not U.S. Persons, or (ii) within the United States, by a holder that is a U.S. Person, if an exemption from registration under the U.S. Securities Act and state securities laws is available, and which warrant shall be transferable, subject to applicable securities laws; provided that if the daily volume weighted average trading price of the Nomad Shares on the Toronto Stock Exchange exceeds by 25% the Consideration Warrant Exercise Price for a period of 20 consecutive trading days, during the period from 12 months following the Effective Date until the expiry date of the Warrants, the Purchaser may give notice in writing to the holder of such Consideration Warrant that such Consideration Warrant shall expire on that day which is 30 days following such notice date unless exercised by the holders prior to such date;

“Consideration Warrant Exercise Price” means $1.71;

“Court” means the Supreme Court of British Columbia, or other court as applicable;

“Depositary” means any trust company, bank or financial institution agreed to in writing by each of the Purchaser and the Company for the purpose of, among other things, exchanging certificates representing Company Shares for the Consideration in connection with the Arrangement;

“Dissent Rights” shall have the meaning ascribed thereto in Section 4.1;

“Dissenting Shareholder” means a registered holder of Company Shares who has duly and validly exercised their Dissent Rights in strict compliance with the dissent procedures set out under Division 2 of Part 8 of the BCBCA, as modified by Section 4.1, the Interim Order and the Final Order and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

“DRS” shall have the meaning ascribed thereto in Section 3.2;

“Effective Date” means the date upon which the Arrangement becomes effective as set out in the Arrangement Agreement;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

“Final Order” means the order of the Court approving the Arrangement under Section 291 of the BCBCA, after being informed of the intention to rely upon the exemption from the registration requirements under section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Nomad Shares and Consideration Warrant issuable as Consideration pursuant to the Arrangement, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

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“final proscription date” shall have the meaning ascribed thereto Section 5.5;

“Former Company Shareholders” means the holders of Company Shares immediately prior to the Effective Time;

“Interim Order” means the interim order of the Court to be issued following the application therefor submitted to the Court, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, and the required notice to the Company Shareholders of the hearing for the Final Order, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both the Company and the Purchaser, each acting reasonably;

“Nomad Shares” means the common shares in the capital of the Purchaser;

“Non-Share Consideration” means the Consideration Cash and 0.40 of a Consideration Warrant;

“Non-Share Consideration Fraction” means a fraction equal to the quotient obtained when (x) the sum of the Consideration Cash and $0.06, divided by (y) the sum of the Consideration Cash and $1.16;

“Parties” means the Company and the Purchaser and “Party” means any of them;

“Plan of Arrangement” means this plan of arrangement as amended, modified or supplemented in accordance with the Arrangement Agreement or Section 6.1 of this Plan of Arrangement, with the consent of the Company and the Purchaser, each acting reasonably, or at the direction of the Court in the Final Order, with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Purchaser” means Nomad Royalty Company Ltd.;

“Purchaser Subco” means 1268442 B.C. Ltd.;

“Purchaser Subco Shares” means the common shares of Purchaser Subco;

“Share Consideration” means 0.80 of a Nomad Share;

“Share Consideration Fraction” means 1 minus the Non-Share Consideration Fraction;

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended form time to time;

“Transmittal Letter” means the letter of transmittal sent to holders of Company Shares for use in connection with the Arrangement;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

“U.S. Tax Code” means the United States Internal Revenue Code of 1986.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

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1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto. Unless the contrary intention appears, references in this Plan of Arrangement to an Article or Section, by number or letter or both refer to the Article or Section, respectively, bearing that designation in this Plan of Arrangement.

1.3	Number, Gender and persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

Any reference in this Plan of Arrangement to a statute includes all rules and regulations made or promulgated thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

1.7	Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.8	Binding Effect

This Plan of Arrangement will become effective at the Effective Time and shall be binding upon the Purchaser, the Company, Purchaser Subco, Amalco, and the Company Shareholders.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

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ARTICLE 3

ARRANGEMENT

3.1	Arrangement

On the Effective Date, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)	First, at the Effective Time, the following shall occur simultaneously:

(i)	a fraction of each Company Share (other than a Company Share held by a Dissenting Shareholder, but including Company Shares held by a Dissenting Shareholder who is ultimately found not to be entitled to be paid fair value for its Company Shares or a Company Share held by the Purchaser or any subsidiary of the Purchaser) that is equal to the Non-Share Consideration Fraction shall be deemed to be transferred to the Purchaser free and clear of all liens, claims and encumbrances and, in consideration therefor, the Purchaser shall issue the Non-Share Consideration for each such fraction of a Company Share, subject to Section 3.3 and Article 5, and: (i) the name of such holder shall be removed from the central securities register of the Company as a holder of such fraction of a Company Share; and (ii) the Purchaser shall be recorded as the registered holder of such fraction of a Company Share and shall be deemed to be the legal owner of such fraction of a Company Share; and

(ii)	a fraction of each Company Share (other than a Company Share held by a Dissenting Shareholder, but including Company Shares held by a Dissenting Shareholder who is ultimately found not to be entitled to be paid fair value for its Company Shares or a Company Share held by the Purchaser or any subsidiary of the Purchaser) that is equal to the Share Consideration Fraction shall be deemed to be transferred to the Purchaser free and clear of all liens, claims and encumbrances and, in consideration therefor, the Purchaser shall issue the Share Consideration for each such fraction of a Company Share, subject to Section 3.3 and Article 5, and: (i) the name of such holder shall be removed from the central securities register of the Company as a holder of such fraction of a Company Share; and (ii) the Purchaser shall be recorded as the registered holder of such fraction of a Company Share and shall be deemed to be the legal owner of such fraction of a Company Share.

(b)	Second, and five minutes after the Effective Time, all Company Shares held by Dissenting Shareholders shall be deemed to have been transferred (free and clear of all liens, claims and encumbrances) to the Purchaser in consideration for a debt claim against the Purchaser for the amount determined under Section 4.1, and

(i)	such Dissenting Shareholders shall cease to be the holders of such Company Shares and to have any rights as Company Shareholders other than the right to be paid the fair value for such Company Shares as set out in Section 4.1;

(ii)	the name of each such Dissenting Shareholder shall be removed as Company Shareholder, as applicable, from the registers of Company Shareholders, as applicable, maintained by or on behalf of Company in respect of such Company Shares; and

(iii)	the Purchaser shall be deemed to be the transferee of such Company Shares (free and clear of any liens, claims and encumbrances) and shall be entered in the registers of Company Shareholders maintained by or on behalf of Company.

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(c)	Third, and ten minutes after the Effective Time, all Company Shares held by the Purchaser shall be transferred by the Purchaser to Purchaser Subco in exchange for one hundred (100) common shares of Purchaser Subco; and

(d)	Fourth, and fifteen minutes after the Effective Time, the Company and Purchaser Subco shall be amalgamated with the same effect as if they were amalgamated under Section 269 of the BCBCA (the “Amalgamation”). For greater certainty, the legal existence of the Company shall not cease as a result of the Amalgamation and the Company shall survive the Amalgamation. On and after the Amalgamation:

(i)	without limiting the generality of Section 3.1(d) above, the Company and Purchaser Subco shall amalgamate and continue as one company, Amalco, under the terms and conditions prescribed in this Plan of Arrangement;

(ii)	the name of Amalco shall be “Coral Gold Resources Ltd.”;

(iii)	the initial registered office of Amalco will be the registered office of the Company;

(iv)	the directors of Amalco will be: ● [NTD: Insert directors of the Company immediately before the Amalgamation];

(v)	there shall be no restrictions on the business Amalco may carry on or on the powers Amalco may exercise;

(vi)	the property, rights and interests of each of the Company and Purchaser Subco shall continue to be the property, rights and interests of Amalco, and, for greater certainty, the Amalgamation will not constitute a transfer or assignment of the rights or obligations of the Company or Purchaser Subco under any such rights, contracts, franchises and interests;

(vii)	Amalco shall continue to be liable for the obligations of each of the Company and Purchaser Subco, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts, of each of the Company and Purchaser Subco;

(viii)	Amalco shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against either the Company or Purchaser Subco before the Amalgamation has become effective;

(ix)	a conviction against, or ruling, order or judgment in favour or against, the Company or Purchaser Subco shall be enforceable by or against Amalco;

(x)	the notice of articles and articles of Amalco shall be substantially in the form of the notice of articles and articles of the Company;

(xi)	each Company Share shall be cancelled and: (i) the name of Purchaser Subco removed from the central securities register of the Company as a holder of such Company Share; and (ii) Purchaser Subco shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to cancel such Company Share;

(xii)	each Purchaser Subco Share shall be exchanged for one Amalco Share; and

(xiii)	the stated capital of the Amalco Shares shall be equal to the aggregate paid-up capital (as such term is defined in the Tax Act) of the Purchaser Subco Shares immediately prior to the Amalgamation.

The exchanges, conversions and cancellations provided for in this Section 3.1 will be deemed to occur at the above-mentioned times, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

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3.2 Effective Time Procedures

Following the receipt of the Final Order and prior to the Effective Date, the Purchaser shall deliver or arrange to be delivered to the Depositary the aggregate Consideration Cash and certificates or direct registration advice-statements (“DRS”) representing the Nomad Shares and Consideration Warrants required to be issued to Former Company Shareholders in accordance with the provisions of Section 3.1, which shall be held by the Depositary as agent and nominee for such Former Company Shareholders for distribution to such Former Company Shareholders in accordance with the provisions of Article 5.

Subject to the provisions of Article 5, and upon return of a properly completed Transmittal Letter by a registered Former Company Shareholder together with certificates representing Company Shares and such other documents as the Depositary may require, Former Company Shareholders shall be entitled to receive delivery of cheques or wire transfers representing the Consideration Cash and certificates or DRS advice-statements representing the Nomad Shares and Consideration Warrants to which they are entitled pursuant to Section 3.1.

3.3 Nomad Shares and Consideration Warrants

(a)	No fractional Nomad Shares and Consideration Warrants shall be issued to Former Company Shareholders. The number of Nomad Shares or Consideration Warrants to be issued to Former Company Shareholders shall be rounded down to the nearest whole Nomad Share or Consideration Warrant in the event that a Former Company Shareholder is entitled to a fractional share or fractional warrant representing less than a whole Nomad Share or Consideration Warrant, respectively; and

(b)	All Nomad Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for the purposes of the BCBCA and all Consideration Warrants shall be validly granted.

ARTICLE 4

DISSENT RIGHTS

4.1 Dissent Rights

Pursuant to the Interim Order, registered Company Shareholders (other than the Purchaser and its affiliates) may exercise dissent rights with respect to Company Shares held by such Dissenting Shareholders (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Division 2 of Part 8 of the BCBCA, as modified by the Interim Order, the Final Order and this Section 4.1; provided that the written notice setting forth the objection of such registered Company Shareholder to the Arrangement Resolution must be received by the Company not later than 5:00 p.m. (Vancouver time) on the day that is two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Shareholder who duly exercises its Dissent Rights in accordance with this Section 4.1, shall be deemed to have transferred all Company Shares held by such Dissenting Shareholder and in respect of which Dissent Rights have been validly exercised, to the Purchaser, free and clear of all liens, claims and encumbrances, as provided in Section 3.1(b) and if such Dissenting Shareholder:

(a)	is ultimately entitled to be paid fair value for its Company Shares, such Dissenting Shareholder: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(b)); (ii) will be entitled to be paid the fair value of such Company Shares by the Purchaser, which fair value, notwithstanding anything to the contrary contained in section 245 of the BCBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights in respect of such Company Shares; or

(b)

ultimately is not entitled, for any reason, to be paid fair value for such Company Shares, such Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as a non‐dissenting holder of Company Shares and shall be entitled to receive only the Non-Share Consideration contemplated by Section 3.1(a)(i) and the Share Consideration contemplated by Section 3.1(a)(ii) that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights,

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4.2 Recognition of Dissenting Shareholders

(a)	In no circumstances shall the Purchaser, the Company, Amalco or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of the Company Shares in respect of which such Dissent Rights are purported to be exercised.

(b)	For greater certainty, in no case shall the Purchaser, the Company, Amalco or any other person be required to recognize any Dissenting Shareholder as a holder of Company Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.1(a), and the name of such Dissenting Shareholder shall be removed from the register of Company Shareholders as to those Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(a) occurs. In addition to any other restrictions under Division 2 of Part 8 of the BCBCA, none of the following persons shall be entitled to exercise Dissent Rights: (i) any holder of a Company Option; and (ii) any Company Shareholder who votes or has instructed a proxyholder to vote such Company Shareholder’s Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares).

ARTICLE 5 DELIVERY OF CONSIDERATION

5.1 Delivery of Consideration

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Company Shares that were exchanged for the Consideration in accordance with Section 3.1, together with a duly completed Transmittal Letter and such other documents and instruments as would have been required to effect the transfer of the Company Shares formerly represented by such certificate under the BCBCA, the Securities Transfer Act (British Columbia) and the constating documents of the Company and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, certificates or DRS advice-statements representing the Nomad Shares and Consideration Warrants and cheques or wire transfers representing the Consideration Cash that such holder is entitled to receive in accordance Section 3.1, less any amounts withheld pursuant to Section 5.4.

5.2 Delivery of Consideration

After the Effective Time and until surrendered for cancellation as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented one or more Company Shares shall be deemed at all times to represent only the right to receive in exchange therefor the certificates or DRS advice-statements representing Nomad Shares and Consideration Warrants and cheques or wire transfers representing the Consideration Cash that the holder of such certificate is entitled to receive in accordance with Section 3.1.

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No holder of Company Shares shall be entitled to receive any consideration or entitlement with respect to such Company Shares, other than any consideration or entitlement to which such holder is entitled to receive in accordance with Section 3.1, this Section 5.1 and the other terms of this Plan of Arrangement and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

5.3 Lost Certificates

In the event any certificate that immediately prior to the Effective Time represented one or more outstanding Company Shares that were exchanged in accordance with Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the Consideration that such holder is entitled to receive in accordance with Section 3.1. When authorizing such delivery of certificates or DRS advice-statements representing Nomad Shares and Consideration Warrants and cheques or wire transfers representing the Consideration Cash comprising the Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom certificates or DRS advice-statements representing Nomad Shares and Consideration Warrants and cheques or wire transfers representing the Consideration Cash is to be delivered shall, as a condition precedent to the delivery of such certificates or DRS advice-statements representing Nomad Shares and Consideration Warrants and cheques or wire transfers representing the Consideration Cash, give a bond satisfactory to the Purchaser and the Depositary in such amount as the Purchaser and the Depositary may direct, or otherwise indemnify the Purchaser and the Depositary in a manner satisfactory to the Purchaser and the Depositary, against any claim that may be made against the Purchaser or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the constating documents of the Company.

5.4 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Nomad Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2. Subject to applicable law and to Section 5.4, at the time of such compliance, there shall, in addition to the delivery of a certificate representing Nomad Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Nomad Shares.

5.5 Withholding Rights

The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold, from any amounts payable or otherwise deliverable to any person, including any Company Shareholder, under this Plan of Arrangement and from all dividends or other distributions otherwise payable to any person, including any Former Company Shareholder, such amounts as the Purchaser, the Company or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to such person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. Without limiting the foregoing, any statutorily required withholding obligation with regard to any Company Shareholder, or any other person pursuant to this Plan of Arrangement may be satisfied by selling on such person's behalf a portion of the Nomad Shares and Consideration Warrants to be delivered.

The Purchaser, the Company and the Depositary are hereby authorized to sell or otherwise dispose of such portion of any share or other security otherwise issuable to such person as is necessary to provide sufficient funds to the Purchaser, the Company or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and the Purchaser, the Company or the Depositary shall notify such person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority. Notwithstanding the foregoing, the Purchaser, and the Company, as applicable, shall not withhold shares where such person to whom such shares would otherwise be delivered has made arrangements to satisfy any withholding taxes, in advance, to the satisfaction of the Purchaser, and the Company, as applicable.

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5.6 Final Proscription Date

To the extent that a Former Company Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date that is six years after the Effective Date (the “final proscription date”), then (i) the Nomad Shares and Consideration Warrants that such Former Company Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates or DRS advice-statements representing such Nomad Shares and Consideration Warrants shall be delivered to the Purchaser by the Depositary and the share certificates and warrant certificates shall be cancelled by the Purchaser, (ii) such Former Company Shareholder will be deemed to have donated and forfeited to the Purchaser or its successor any Consideration Cash held by the Depositary in trust for such Former Company Shareholder that such Former Company Shareholder was entitled to receive; and the interest of the Former Company Shareholder in any Consideration that such Former Company Shareholder was entitled to receive shall be terminated as of such final proscription date. Neither the Company nor the Purchaser, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such Former Company Shareholder) which is forfeited to the Company or the Purchaser or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

Any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the date that is six years after the Effective Date, and any right or claim to payment hereunder that remains outstanding on or before the date that is six years after the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the Consideration Cash pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser for no consideration.

5.7 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any liens, claims and encumbrances or other claims of third parties of any kind.

5.8 Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares issued prior to the Effective Time, (b) the rights and obligations of the Company Shareholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

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ARTICLE 6

AMENDMENTS

6.1 Amendments to Plan of Arrangement

The Purchaser and the Company reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by the Purchaser and the Company, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to holders or former holders of Company Shares if and as required by the Court.

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting provided that the Purchaser shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Former Company Shareholder, and such amendments, modifications or supplements need not be filed with the Court or communicated to the Former Company Shareholders.

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of the Purchaser and the Company; and (ii) if required by the Court, it is consented to by the Company Shareholders voting in the manner directed by the Court.

ARTICLE 7

FURTHER ASSURANCES

7.1 Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Purchaser and the Company will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

ARTICLE 8

U.S. SECURITIES LAW MATTERS

8.1 U.S. Securities Law Matters

Notwithstanding any provision herein to the contrary, this Plan of Arrangement will be carried out with the intention that all Nomad Shares and Consideration Warrants to be issued to Company Shareholders in exchange for their Company Shares pursuant to this Plan of Arrangement, as applicable, will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

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SCHEDULE “C”

SECTIONS 237- 247 OF THE BCBCA

Division 2 - Dissent Proceedings

Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)	in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c)	in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238	(1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

	(a)	under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

	(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

	(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

	(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

	(e)	under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

	(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

	(g)	in respect of any other resolution, if dissent is authorized by the resolution;

	(h)	in respect of any court order that permits dissent.

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(2)	A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for

(i)	the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)	each W8other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)	identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)	Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239	(1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)	A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for

(i)	the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)	identify in each waiver the person on whose behalf the waiver is made.

(3)	If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)	any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)	If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

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Notice of resolution

240	(1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)	If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.

(3)	If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4)	Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241	If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.

Notice of dissent

242	(1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)	if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)	the date on which the shareholder learns that the resolution was passed, and

(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

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(2)	A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or
(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)	A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or
(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4)	A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)	the names of the registered owners of those other shares,
(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and
(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)	the name and address of the beneficial owner, and
(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5)

The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243	(1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)	the date on which the company forms the intention to proceed, and
(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)	A notice sent under subsection (1) (a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,
(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and
(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

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Completion of dissent

244	(1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,
(b)	the certificates, if any, representing the notice shares, and
(c)	if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2)	The written statement referred to in subsection (1) (c) must

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and
(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)	the names of the registered owners of those other shares,
(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and
(iii)	that dissent is being exercised in respect of all of those other shares.

(3)	After the dissenter has complied with subsection (1),

(a)	the dissenter is deemed to have sold to the company the notice shares, and
(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)

Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)

Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6)	A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245	(1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2)	A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)

determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and
(c)	make consequential orders and give directions it considers appropriate.

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(3)	Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)	pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or
(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)	If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)	the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or
(b)	if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)	A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or
(b)	the payment would render the company insolvent.

Loss of right to dissent

246

The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(I)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

C6

Shareholders entitled to return of shares and rights

247	If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)

the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

C7

SCHEDULE “D”

INTERIM ORDER

SUPREME COURT

OF BRITISH COLUMBIA

VANCOUVER REGISTRY

OCT 08 2020

ENTERED

NO. S-209961 VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 291 OF THE
BUSINESS CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT AMONG
CORAL GOLD RESOURCES LTD., ITS SHAREHOLDERS,
NOMAD ROYALTY COMPANY LTD. AND 1268442 B.C. LTD.

CORAL GOLD RESOURCES LTD.

PETITIONER

INTERIM ORDER

BEFORE MASTER MUIR	) ) )	THURSDAY, THE 8th DAY OF OCTOBER, 2020

                        THIS WITHOUT NOTICE APPLICATION of the Petitioner, Coral Gold Resources Ltd. ("Coral"), for an Interim Order pursuant to its Petition filed on October 6th, 2020 coming on for hearing by telephone at Vancouver, British Columbia, on the 8th day of October, 2020, AND ON HEARING Daniel L.R. Yaverbaum, counsel for Coral, AND UPON READING the Petition herein and the First Affidavit of Nathan Harte sworn on October 6, 2020 and filed herein; AND UPON being advised that it is the intention of Coral at the final hearing of the Petition to rely upon Section 3(a)(10), of the United States Securities Act of 1933, as amended (the “1933 Act” ) as a basis for an exemption from the registration requirements of the 1933 Act with respect to the issuance of securities of Nomad Royalty Company Ltd. (“Nomad”) under the proposed Plan of Arrangement based on the Court’s approval of the Arrangement and determination that the Arrangement is substantively and procedurally fair to those who will receive Nomad securities pursuant to the Arrangement:

1

                        THIS COURT ORDERS THAT

DEFINITIONS

1. As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the Notice of Special Meeting and Information Circular for the Annual General and Special Meeting of Shareholders of Coral Gold Resources Ltd. dated October 9, 2020 (the “Circular”) attached as Exhibit “A” to the First Affidavit of Nathan Harte sworn on October 6, 2020 (the “First Harte Affidavit”).

SPECIAL MEETING

2. Pursuant to Sections 288 to 291 of the Business Corporations Act, S.B.C. 2002, Chapter 47 (as amended, the “BCBCA”), Coral is authorized and directed to call, hold and conduct an annual general and special meeting (the “Meeting”) of the holders of common shares (the “Shareholders”) to be held at 11:00 a.m. (Vancouver time) on November 12, 2020 at 3200 – 650 West Georgia Street, Vancouver, British Columbia, to:

(a)

consider and, if thought advisable, to pass a special resolution (the “Arrangement Resolution”) to approve an arrangement (the “Arrangement”) involving Coral, its Shareholders, and Nomad Royalty Company Ltd., as more particularly described in the plan of arrangement (“Plan of Arrangement”) substantially in the form attached as Schedule “B” to the Circular; and

(b)	transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

3. The Meeting shall be called, held and conducted in accordance with the BCBCA, the Circular and the articles of Coral, subject to the terms of this Interim Order, and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

ADJOURNMENT

4. Coral, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement and without the need for approval of the Court.Notice of any such adjournments or postponements shall be given by press release, news release, newspaper advertisement, or by notice sent to the Shareholders by one of the methods specified in paragraph 9 of this Interim Order.

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5. The Record Date (as defined in paragraph 7 below) shall not change in respect of adjournments or postponements of the Meeting.

AMENDMENTS

6. Prior to the Meeting, Coral is authorized to make such amendments, revisions or supplements to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement, as amended, without any additional notice to the Shareholders, and the Arrangement and the Plan of Arrangement as so amended, revised and supplemented shall be the Arrangement and Plan of Arrangement submitted to the Meeting, and the subject of the Arrangement Resolution.

RECORD DATE

7. The record date for determining the Shareholders entitled to receive notice of, attend and vote at the Meeting shall be September 22, 2020 (the “Record Date”), as previously approved by the Board of Directors of Coral, or such other date as the Board of Directors of Coral may determine and as disclosed to the Shareholders in the manner they see fit.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

8. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290 of the BCBCA, and Coral shall not be required to send to the Shareholders any other or additional statement pursuant to Section 290 of the BCBCA.

9. The Circular, including the Notice of Hearing of Petition and Petition attached as Schedule “E” thereto (the “Notice Materials”), form of proxy, voting information form (“VIF”), and Letter of Transmittal (collectively, the “Meeting Materials”) in substantially the same form as contained in Exhibits “A”, “B”, “C” and “D” respectively to the First Harte Affidavit, with such deletions, amendments or additions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such deletions, amendments or additions are not inconsistent with the terms of this Interim Order, shall be sent to:

(a)

the Shareholders as they appear on the central securities register of Coral as at the Record Date, such Meeting Materials to be sent at least 21 days prior to the date of the Meeting by one or more of the following methods:

(i)	by prepaid ordinary or air mail addressed to the Shareholder at his, her or its address as it appears on the applicable securities registers of Coral as at the Record Date;

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(ii)	by delivery in person to the addressee specified in paragraph 9(a)(i) above; or

(iii)	by email or facsimile transmission to any Shareholder who identifies himself, herself or itself to the satisfaction of Coral, acting through its representatives, who requests such email or facsimile transmission and then in accordance with such request; and

(b)	the directors and auditors of Coral by sending the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least 21 days prior to the date of the Meeting, excluding the date of mailing or transmittal and the date of the Meeting; and

(c)	in the case of non-registered Shareholders, by providing copies of the Meeting Materials to intermediaries and registered nominees for non-objecting and objecting beneficial owners in accordance with National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators at least three business days prior to the 21st day prior to the date of the Meeting;

and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

10. Accidental failure of, or omission, or delay by Coral to give notice to any one or more Shareholders or delay, or the non‑receipt of such notice by one or more Shareholders, or delay, shall not constitute a breach of this Interim Order and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Coral then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

DEEMED RECEIPT OF NOTICE

11. The Meeting Materials and Notice Materials shall be deemed, for the purposes of this Interim Order, to have been received:

(a)	in the case of mailing, the day, Saturdays and holidays excepted, following the date of mailing;

4

(b)	in the case of delivery in person, the day following personal delivery or the day following delivery to the person's address in paragraph 9 above; and

(c)	in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch.

UPDATING MEETING MATERIALS

12. Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials or Notice Materials may be communicated to the Shareholders by press release, news release, newspaper advertisement or by notice sent to the Shareholders by any of the means set forth in paragraph 9 herein, as determined to be the most appropriate method of communication by the board of directors of Coral.

CHAIR, QUORUM AND VOTING

13. The Chair of the Meeting shall be determined by Coral.

14. The quorum for the Meeting shall be the quorum for the transaction of business at a meeting of the Shareholders pursuant to the constating documents of Coral.

15. The votes taken at the Meeting shall be taken on the basis of one vote per common share and the vote required to pass the Arrangement Resolution shall be the affirmative vote of at least (i) 66 ⅔% of the aggregate votes cast by the Shareholders, voting as a single class, present in person or represented by proxy at the Meeting; and (ii) a simple majority of the minority Shareholders as contemplated by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transaction.

16. In all other respects, the terms, restrictions and conditions of the articles of Coral will apply in respect of the Meeting.

17. The Amalgamation (as defined in the Plan of Arrangement) will also be approved by special resolution of Nomad, as the sole shareholder of 1268442 B.C. Ltd., the Purchaser Subco (as defined in the Plan of Arrangement).

PERMITTED ATTENDEES

18. The only persons entitled to attend the Meeting shall be the registered Shareholders or their respective proxyholders as of the Record Date, Coral’s directors, officers, auditors, advisors and any other person admitted on the invitation of the Chair or with the consent of the Meeting, and the only persons entitled to be represented and to vote at the Meeting shall be the registered Shareholders or their respective proxyholders as at the close of business on the Record Date, or their respective proxyholders.

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SCRUTINEERS

19. A representative of Coral’s registrar and transfer agent (or any agent thereof) is authorized to act as scrutineer for the Meeting.

SOLICITATION OF PROXIES

20. Coral is authorized to use the form of proxy and VIF in connection with the Meeting in substantially the same form as attached as Exhibit “B” and Exhibit “C” respectively to the First Harte Affidavit and Coral may in its discretion waive generally the time limits for deposit of proxies by Shareholders if the Chair of the Meeting deems it reasonable to do so.Coral is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

21. The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials.

DISSENT RIGHTS

22. Each registered Shareholder shall have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of Sections 237 to 247 of the BCBCA as amended by this Order, the Final Order and the Plan of Arrangement provided that written notice of dissent must be received by Coral, at its office address for such purpose, Suite 900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1, Fax: (604) 682-3600, Attention: Dorothy Chin, Corporate Secretary, by or before 5:00 p.m. (Vancouver time) on November 9, 2020, or no later than 5:00 p.m. (Vancouver time) on the day that is two business days prior to any postponed or adjourned Meeting.

APPLICATION FOR FINAL ORDER

23. Upon the approval, with or without variation, by the Shareholders of the Arrangement, in the manner set forth in this Interim Order, the Petitioner may apply to this Court for, inter alia, an Order pursuant to Section 291 of the BCBCA:

(a)	approving the Arrangement; and

(b)	declaring that the terms and conditions of the Arrangement are fair and reasonable.

(collectively, the “Final Order”)

and that the hearing of the Final Order will be held on November 16, 2020 at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the hearing of the Final Order can be heard or at such other date and time as this Court may direct.

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24. The form of Notice of Hearing of Petition is hereby approved as the form of Notice of Proceedings for such approval.Any Shareholder or creditor of Coral has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order.

25. Any Shareholder or creditor of Coral seeking to appear at the hearing of the application for the Final Order shall:

(a)	file a Response to Petition, in the form prescribed by the Rules of Court, and

(b)	deliver a copy of the filed Response to Petition together with a copy of all materials upon which they intend to rely, to Coral's solicitors at:

HARPER GREY LLP
3200 – 650 West Georgia Street
Vancouver, B.C. V6B 4P7

Attention: Daniel L.R. Yaverbaum

by or before 5:00 p.m. (Vancouver time) on November 10, 2020, or as the Court may otherwise direct.

26. Sending the Petition, Notice of Hearing of Petition and this Interim Order in accordance with paragraph 9 of this Order shall constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings and service of the affidavits in support is dispensed with.

27. In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response to Petition in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials.

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VARIANCE

28. The Petitioner shall be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate.

29. Rules 16-1(3), 16-1(8) and 16-1(12) of the Rules of Court will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order

BY THE COURT s/“Master Muir” REGISTRAR

APPROVED AS TO FORM

s/“Daniel Yaverbaum”

Solicitor for the Petitioner

Daniel L.R. Yaverbaum

8

SCHEDULE “E”

NOTICE OF HEARING OF PETITION AND PETITION

NO. S-209961 VANCOUVER REGISTRY

NOTICE OF HEARING OF THE PETITION

In the Supreme Court of British Columbia

IN THE MATTER OF SECTION 291 OF THE BUSINESS CORPORATIONS ACT

S.B.C. 2002, c.57 AND AMENDMENTS THERETO

AND IN THE MATTER OF AN ARRANGEMENT AMONG

CORAL GOLD RESOURCES LTD., ITS SHAREHOLDERS,

NOMAD ROYALTY COMPANY LTD. AND 1268442 B.C. LTD.

CORAL GOLD RESOURCES LTD., PETITIONER

NOTICE OF HEARING OF PETITION

TO: THE SHAREHOLDERS OF THE PETITIONER

NOTICE IS HEREBY GIVEN that a Petition will be filed by the Petitioner in the Supreme Court of British Columbia for an order approving the proposed arrangement of the Petitioner (the “Final Order”), pursuant to section 291 of the Business Corporations Act, S.B.C. 2002, Chapter 57, as amended (the “Arrangement”);

AND NOTICE IS FURTHER GIVEN that an application for the Final Order approving the Arrangement shall be made by teleconference to the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on November 16, 2020, at 9:45 a.m. (Vancouver time), or so soon thereafter as counsel may be heard (the “Application”).

IF YOU WISH TO BE HEARD, any person affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Application if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, a Response to Petition in the form prescribed by the Civil Rules of Court of the Supreme Court of British Columbia and delivered a copy of the filed Response to Petition, together with all material on which such person intends to rely at the hearing of the Application, including an outline of such person’s proposed submissions, to the Petitioner at their address for delivery set out below by or before 5:00 p.m. (Vancouver time) on November 10, 2020.

The address for delivery of the Petitioner is:

HARPER GREY LLP
3200 - 650 West Georgia Street
Vancouver, B.C. V6B 4P7

Attention: Daniel L.R. Yaverbaum, Esq.

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of “Appearance” as aforesaid. You may obtain a form of “Appearance” at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

E1

AT THE HEARING OF THE APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE A RESPONSE TO PETITION and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the Shareholders of the Petitioner.

DATED at Vancouver, British Columbia, this 9th day of October, 2020.

s/“Daniel L.R. Yaverbaum”
Solicitors for the Petitioner
Harper Grey LLP

E2

Supreme Court

of British Columbia

Vancouver Registry

OCTOBER 06 2020

No. S-209961
Vancouver Registry

In the Supreme Court of British Columbia

IN THE MATTER OF SECTION 291 OF THE

BUSINESS CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT AMONG

CORAL GOLD RESOURCES LTD., ITS SHAREHOLDERS,

NOMAD ROYALTY COMPANY LTD. AND 1268442 B.C. LTD.

CORAL GOLD RESOURCES LTD.

PETITIONER

PETITION TO THE COURT

This proceeding has been started by the petitioner(s) for the relief set out in Part 1 below.

If you intend to respond to this petition, you or your lawyer must

(a)	file a response to petition in Form 67 in the above-named registry of this court within the time for response to petition described below, and
(b)	serve on the petitioner(s)

(i)	2 copies of the filed response to petition, and
(ii)	2 copies of each filed affidavit on which you intend to rely at the hearing.

Orders, including orders granting the relief claimed, may be made against you, without any further notice to you, if you fail to file the response to petition within the time for response.

Time for response to petition

A response to petition must be filed and served on the petitioner(s),

(a)	if you reside anywhere within Canada, within 21 days after the date on which a copy of the filed petition was served on you,
(b)	if you reside in the United States of America, within 35 days after the date on which a copy of the filed petition was served on you,
(c)	if you reside elsewhere, within 49 days after the date on which a copy of the filed petition was served on you, or
(d)	if the time for response has been set by order of the court, within that time.

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(1)	The address of the registry is: 800 Smithe Street Vancouver, B.C. V6Z 2E1
(2)

The ADDRESS FOR SERVICE of the petitioner(s) is:

c/o Daniel L.R. Yaverbaum
Harper Grey LLP
3200, 650 West Georgia Street
Vancouver, B.C.  V6B 4P7

Fax number address for service (if any) of the petitioner(s):  (604) 669-9385

E-mail address for service (if any) of the petitioner(s):  dyaverbaum@harpergrey.com

(3)	The name and office address of the petitioner’s(s’) lawyer is: Daniel L.R. Yaverbaum Harper Grey LLP 3200, 650 West Georgia Street Vancouver, B.C. V6B 4P7 Fax number for delivery: (604) 669-9385

Part 1: ORDER(S) SOUGHT

1.	An interim order in the form attached as Appendix “A” to this Petition (the “Interim Order”), and described in Part 2 paragraph 26 of this Petition below;

2.	A final order in the form attached as Appendix “B” to this Petition (the “Final Order”) pursuant to section 291 of the Business Corporations Act, S.B.C. 2002, Chapter 57, as amended (the “BCBCA”) approving an arrangement (the “Arrangement”) more particularly described in the plan of arrangement (the “Plan of Arrangement”) attached as Schedule “A” to the Final Order, and also attached as Schedule “B” to the Notice of Annual General and Special Meeting and Information Circular (the “Circular”) for the Annual General and Special Meeting of shareholders of Coral Gold Resources Ltd. (the “Company”), which is attached as Exhibit “A” to the First Affidavit of Nathan Harte sworn on October 6, 2020 and filed herein (the “First Harte Affidavit”), and a declaration that the terms and conditions of the Arrangement and the exchange of securities to be effected thereby are fair and reasonable to the shareholders of the Petitioner; and

3.	Such further and other relief as counsel for the Petitioner may advise and the Court may deem just.

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Part 2: FACTUAL BASIS

DEFINITIONS

1.	As used in this Petition, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the Circular.

THE PETITIONER

2.	The Petitioner is a company organized under the laws of the Province of British Columbia.The head office and registered and records office of the Company are both located at Suite 900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1.

3.	The Company's common shares (“Company Shares”) are listed for trading on the TSX Venture Exchange under the symbol “CLH”.

4.	At the close of business on October 2, 2020, the following securities of the Company were outstanding:

(a)	46,165,337 Company Shares (and a holder thereof, a “Company Shareholder”); and

(b)	4,032,500 options exercisable for the purchase of up to Company Shares (the “Company Options” and a holder thereof, a “Company Optionholder”).

It is a condition of the closing of the Arrangement that all of the Company Optionholders enter into an Option Exercise and Termination Agreement whereby they will be consenting in writing to either exercise their Company Options prior to the effective date of the Arrangement (the “Effective Date”) or have their Company Options expire, conditional upon completion of the Arrangement.

5.	The authorized capital of the Company currently consists of an unlimited number of common shares without par value.

NOMAD ROYALTY COMPANY LTD.

6.	Nomad Royalty Company Ltd. (the “Purchaser”) is a corporation continued under the federal laws of Canada.The registered office of the Purchaser is located at 1275 Av. des Canadiens-de-Montréal, Suite 500, Montreal, Québec H3B 0G4

7.	The Purchaser is a “reporting issuer” in British Columbia, Alberta, Manitoba, Saskatchewan, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador under applicable law and its common shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “NSR”.

8.	The authorized capital of the Purchaser currently consists of an unlimited number of common shares without par value.

9.	As at September 30, 2020, the Purchaser has 524,526,327 common shares issued and outstanding.

OVERVIEW OF THE ARRANGEMENT

10.

The Company proposes, in accordance with Sections 288 – 299 of the BCBCA, to call, hold and conduct an annual general and special meeting on November 12, 2020 (the "Meeting") of the Company Shareholders, whereat, among other things, the Company Shareholders will be asked to consider, and if deemed advisable, pass, with or without variation, a special resolution substantially in the form attached as Schedule "A" to the Circular (the "Arrangement Resolution") adopting and approving, with or without variation, the Arrangement.

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11.	The purpose of the Arrangement is to effect the acquisition of the Company by the Purchaser, whereby the Company will become a wholly-owned subsidiary of the Purchaser, by amalgamating with 1268442 B.C. Ltd., a subsidiary of Purchaser incorporated in British Columbia (the “Purchaser Subco”) to form the amalgamated company (“Amalco”). Upon completion of the Arrangement, the Purchaser will own all of the issued and outstanding Company Shares.Each Company Share held by a Company Shareholder at the Effective Time (as defined below) will be exchanged for payment of $0.05 (the “Cash Consideration”) and 0.80 units of the Purchaser (the “Nomad Units”), as more particularly described below.Each Nomad Unit will consist of one (1) common share (the “Nomad Shares”) and one-half (1/2) of a common share purchase warrant (the “Nomad Warrants”).Each whole Nomad Warrant will entitle the holder to purchase one (1) additional Nomad Share at an exercise price of $1.71 per Nomad Share (the “Warrant Exercise Price”) until twenty-four (24) months following the closing of the transaction.If the daily volume-weighted average trading price of Nomad’s Shares on the TSX exceeds the Warrant Exercise Price by at least 25% for any period of 20 consecutive trading days after one year from the Effective Date, Nomad will have the right to give notice in writing to the holders of the Warrants that the Warrants will expire 30 days following such notice, unless exercised prior thereto.

12.	The Cash Consideration and Nomad Warrants issuable under the Arrangement are referred to as the “Non-Share Consideration”; and the Nomad Shares issuable are referred to as the “Share Consideration”.The fraction of a Company Share exchangeable for the Non-Share Consideration is 0.09 of a Company Share, and is referred as the “Non-Share Consideration Fraction” below.The balance of a Company Share (being 0.91 of a Company Share) is referred to as the “Share Consideration Fraction” below.

13.	The Arrangement will involve, among other things, the following:

(a)	First, at the effective time of the Arrangement (the “Effective Time”), the following shall occur simultaneously:

(i)	a fraction of each Company Share (other than a Company Share held by a Dissenting Shareholder, but including Company Shares held by a Dissenting Shareholder who is ultimately found not to be entitled to be paid fair value for its Company Shares or a Company Share held by the Purchaser or any subsidiary of the Purchaser) that is equal to the Non-Share Consideration Fraction shall be deemed to be transferred to the Purchaser free and clear of all liens, claims and encumbrances and, in consideration therefor, the Purchaser shall issue the Non-Share Consideration for each such fraction of a Company Share, subject to Section 3.3 and Article 5 of the Plan of Arrangement, and: (i) the name of such holder shall be removed from the central securities register of the Company as a holder of such fraction of a Company Share; and (ii) the Purchaser shall be recorded as the registered holder of such fraction of a Company Share and shall be deemed to be the legal owner of such fraction of a Company Share;

(ii)

a fraction of each Company Share (other than a Company Share held by a Dissenting Shareholder, but including Company Shares held by a Dissenting Shareholder who is ultimately found not to be entitled to be paid fair value for its Company Shares or a Company Share held by the Purchaser or any subsidiary of the Purchaser) that is equal to the Share Consideration Fraction shall be deemed to be transferred to the Purchaser free and clear of all liens, claims and encumbrances and, in consideration therefor, the Purchaser shall issue the Share Consideration for each such fraction of a Company Share, subject to Section 3.3 and Article 5 of the Plan of Arrangement, and: (i) the name of such holder shall be removed from the central securities register of the Company as a holder of such fraction of a Company Share; and (ii) the Purchaser shall be recorded as the registered holder of such fraction of a Company Share and shall be deemed to be the legal owner of such fraction of a Company Share; and

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(b)

Second, and five minutes after the Effective Time, all Company Shares held by Dissenting Shareholders shall be deemed to have been transferred (free and clear of all liens, claims and encumbrances) to the Purchaser in consideration for a debt claim against the Purchaser for the amount determined to be their fair value by the Purchaser under Section 4.1 of the Plan of Arrangement, and:

(i)

such Dissenting Shareholders shall cease to be the holders of such Company Shares and to have any rights as Company Shareholders other than the right to be paid the fair value for such Company Shares as set out in Section 4.1 of the Plan of Arrangement;

(ii)

the name of each such Dissenting Shareholder shall be removed as Company Shareholder, as applicable, from the registers of Company Shareholders, as applicable, maintained by or on behalf of Company in respect of such Company Shares; and

(iii)

the Purchaser shall be deemed to be the transferee of such Company Shares (free and clear of any liens, claims and encumbrances) and shall be entered in the registers of Company Shareholders maintained by or on behalf of Company.

(c)

Third, and ten minutes after the Effective Time, all Company Shares held by the Purchaser shall be transferred by the Purchaser to Purchaser Subco in exchange for one hundred (100) common shares of Purchaser Subco; and

(d)

Fourth, and fifteen minutes after the Effective Time, the Company and Purchaser Subco shall be amalgamated with the same effect as if they were amalgamated under Section 269 of the BCBCA (the “Amalgamation”). For greater certainty, the legal existence of the Company shall not cease as a result of the Amalgamation and the Company shall survive the Amalgamation. On and after the Amalgamation:

(i)	without limiting the generality of Section 3.1(d) above, the Company and Purchaser Subco shall amalgamate and continue as one company,Amalco, under the terms and conditions prescribed in this Plan of Arrangement;

(ii)	the name of Amalco shall be “Coral Gold Resources Ltd.”;

(iii)	the initial registered office of Amalco will be the registered office of the Company;

(iv)	the directors of Amalco following the Amalgamation will be: ● [NTD: Insert directors of the Company immediately before the Amalgamation];

(v)	there shall be no restrictions on the business Amalco may carry on or on the powers Amalco may exercise;

(vi)	the property rights and interests of each of the Company and Purchaser Subco shall continue to be the property, rights and interests of Amalco, and, for greater certainty, the Amalgamation will not constitute a transfer or assignment of any rights or obligations of the Company or Purchaser Subco;

(vii)	Amalco shall continue to be liable for the obligations of each of the Company and Purchaser Subco, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts, of each of the Company and Purchaser Subco;

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(viii)	Amalco shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against either the Company or Purchaser Subco before the Amalgamation has become effective;

(ix)	a conviction against, or ruling, order or judgment in favour or against, the Company or Purchaser Subco shall be enforceable by or against Amalco;

(x)	the notice of articles and articles of Amalco shall be substantially in the form of the notice of articles and articles of the Company;

(xi)

each Company Share shall be cancelled,the name of Purchaser Subco removed from the central securities register of the Company as a holder of such Company Share, and Purchaser Subco shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to cancel such Company Share;

(xii)	each Purchaser Subco Share shall be exchanged for one Amalco Share; and

(xiii)	the stated capital of the Amalco Shares shall be equal to the aggregate paid-up capital (as such term is defined in the Tax Act) of the Purchaser Subco Shares immediately prior to the Amalgamation.

The exchanges, conversions and cancellations provided for above will be deemed to occur at the above-mentioned times, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

FAIRNESS OF THE ARRANGEMENT

14.	The board of directors of the Company (the “Board”) has received an opinion from PI Financial Corp., independent certified business valuators, to the effect that, as of the date of the opinion and subject to the limitations and assumptions set forth therein, the terms of the Arrangement, are fair, from a financial point of view, to the Company Shareholders (the “Fairness Opinion”). A copy of the Fairness Opinion is attached as Schedule “G” to the Information Circular which is attached as Exhibit “A” to the First Harte Affidavit.

15.	The Board of the Company, after consultation with its professional advisors and after considering the Fairness Opinion, unanimously determined that the Arrangement and all other transactions contemplated by it, are fair to the Company Shareholders and in the best interests of the Company and unanimously recommended that the Company Shareholders vote in favour of the Arrangement Resolution. One director, David Wolfin, who is the controlling shareholder of the Company, will be entitled to a collateral benefit from the Arrangement in the form of a change of control payment, abstained from voting.

16.	The completion of the Arrangement is subject to various conditions, including approval by the Company Shareholders in accordance with the terms of the Interim Order and approval by the Court.

THE MEETING AND APPROVALS

17.

At a meeting of the Board of the Company, it was resolved that the record date for determining the Company Shareholders entitled to receive notice of, attend and vote at the Meeting be fixed at September 22, 2020.

18.

In connection with the Meeting, the Company intends to send to each Company Shareholder, a copy of the following material and documentation substantially in the form as attached as Exhibits “A” to “D” respectively to the First Harte Affidavit:

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(a)	the Circular which includes, among other things:

(i)	notice of the Meeting;

(ii)	an explanation of the effect of the Arrangement;

(iii)	a summary of the reasons for the board of directors' recommendation;

(iv)	the text of the Arrangement Resolution;

(v)	a summary of the Fairness Opinion;

(vi)	the Plan of Arrangement;

(vii)	a copy of the Interim Order;

(viii)	a copy of the Notice of Hearing of Petition and Petition; and

(ix)	a copy of COVID-19 Notice 28 – Supreme Court of British Columbia Notice – Resumption of Further Court Operations – Chambers Applications (revised July 13, 2020);

(b)	the form of proxy for the Meeting;

(c)	the voting instruction form to intermediaries for the Meeting; and

(d)	a Letter of Transmittal.

19.	The Circular, which includes the Notice of Hearing of Petition (the "Notice Materials"), will be sent to all Company Shareholders not later than 21 days before the Meeting.

20.	All such documents may contain such amendments thereto as the Petitioner may advise are necessary or desirable, provided such amendments are not inconsistent with the terms of the Interim Order.

QUORUM AND VOTING

21.	It is proposed that the requisite vote at the Meeting to pass the Arrangement Resolution be at least (i) 66 2/3% of the aggregate votes cast on the Arrangement Resolution by the Company Shareholders, voting as a single class, present in person or represented by proxy at the Meeting, and (ii) the approval by the majority of the minority shareholders of the Company at the Meeting as contemplated by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

22.	As set forth in the Articles of the Company, the quorum required at the Meeting shall be one or more Company Shareholders present in person or represented by proxy.

23.	In addition, the Amalgamation will be approved by special resolution of Nomad, the Purchaser Subco’s sole shareholder, as a condition of the final approval of the Arrangement.

DISSENT RIGHTS

24.

Registered Company Shareholders shall have the right to dissent ("Dissenting Shareholders") in respect of the Arrangement Resolution in respect of their Company Shares ("Dissenting Shares") in accordance with the provisions of sections 237 – 247 of the BCBCA, as amended by this Order, the Final Order and the Plan of Arrangement provided that written notice of dissent must be received by the Company, at its office address for such purpose, Suite 900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1, Fax: (604) 682-3600, Attention; Dorothy Chin, by or before5:00 p.m. (Vancouver time) on November 9, 2020, or no later than 5:00 p.m. (Vancouver time) on the day that is two business days prior to any postponed or adjourned Meeting.

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UNITED STATES SECURITIES LAWS

25.	Section 3(a)(10) of the United States Securities Act of 1933, as amended, (the “1933 Act”) provides an exemption from the registration requirements of the 1933 Act for the issue of securities in exchange for other outstanding securities where the terms and conditions of the issue and exchange are approved by a court of competent jurisdiction after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue such securities shall have the right to appear.

26.

In order to ensure securities issued or made issuable to Company Shareholders in the United States pursuant to the Arrangement will be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) of the 1933 Act, it is necessary that:

(a)	the Court is advised of the intention of the parties to rely on Section 3(a)(10) of the 1933 Act prior to the hearing required to approve the Arrangement;

(b)	the Interim Order of the Court approving the relevant meeting or meetings to approve the Arrangement specifies that each Company Shareholder will have the right to appear before the Court so long as the Company Shareholder enters an appearance within a reasonable time;

(c)	all the Company Shareholders are given adequate notice advising them of their rights to attend the hearing of the Court to approve of the Arrangement and provide Company Shareholders with sufficient information necessary for them to exercise that right;

(d)	the Court is required to satisfy itself as to the fairness of the Arrangement to the Company Shareholders;

(e)	the Court has determined, prior to approving the final order, that the terms and conditions of the exchanges of securities comprising the Arrangement are fair to the Company Shareholders; and

(f)	the order of the Court approving the Arrangement expressly states that the Arrangement is approved by the Court as being fair to the Company Shareholders.

27.

There are Company Shareholders in the United States. Since the completion of the Arrangement involves issuances of securities to Company Shareholders in the United States, the Petitioner hereby gives notice to the Court of its intention to rely on Section 3(a)(10) of the 1933 Act in completing the Arrangement.

28.

Counsel for the Petitioner has advised that the Company Shareholders to whom securities will be issued or made issuable under the Arrangement shall receive such securities in reliance on the exemption from the registration requirements of the 1933 Act, contained in Section 3(a)(10) thereof based on the Court's approval of the Arrangement.

INTERIM ORDER

29.	The Petitioner request that the Interim Order contain the following provisions:

(a)	that the Company Shareholders will be provided notice in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(b)	that the Company Shareholders will be the only persons who may vote on the Arrangement Resolution at the Meeting;

(c)	that the Meeting may be adjourned or postponed from time to time by the Petitioner without the need for additional approval of the Court;

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(d)	that the requisite approval for the Arrangement Resolution be the affirmative vote of at least (i) 66⅔% of the aggregate votes cast on the Arrangement Resolution by Company Shareholders, voting as a single class, present in person or represented by proxy at the Meeting, and (ii) the approval by the majority of the minority shareholders of the Company at the Meeting as contemplated by MI 61-101;

(e)	that, in all other respects, the terms, restrictions and conditions of the Articles of the Company, including quorum requirements and all other matters, apply in respect of the Meeting; and

(f)

that the Company Shareholders may exercise rights of dissent with respect to their Company Shares in connection with the Arrangement pursuant to, and in the manner set forth in, the Plan of Arrangement.

Part 3: LEGAL BASIS

1.	Sections 288 – 299 of the BCBCA; and

2.	Rule 16-1 of the Supreme Court Civil Rules.

Part 4: MATERIAL TO BE RELIED ON

Affidavit #1 of Nathan Harte made October 6, 2020.

The Petitioner estimates that the hearing of the Petition will take  15   minutes

Date:October 6, 2020	s/“Daniel Yaverbaum” Signature of Daniel L.R. Yaverbaum ☐ Petitioner ☒ Lawyer for petitioner(s)

To be completed by the court only: Order made ☐ in the terms requested in paragraphs _____________________ of Part 1 of this notice of application ☐ with the following variations and additional terms:

Date: Signature of ☐ Judge ☐ Master

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SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

OCTOBER 06 2020

APPENDIX “A”

NO. ________________
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 291 OF THE

BUSINESS CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT AMONG
CORAL GOLD RESOURCES LTD., ITS SHAREHOLDERS,
NOMAD ROYALTY COMPANY LTD. AND 1268442 B.C. LTD.

CORAL GOLD RESOURCES LTD.

PETITIONER

INTERIM ORDER

BEFORE	) ) )	THURSDAY, THE 8th DAY OF OCTOBER, 2020

                        THIS WITHOUT NOTICE APPLICATION of the Petitioner, Coral Gold Resources Ltd. ("Coral"), for an Interim Order pursuant to its Petition filed on October 6th, 2020 coming on for hearing by telephone at Vancouver, British Columbia, on the 8th day of October, 2020, AND ON HEARING Daniel L.R. Yaverbaum, counsel for Coral, AND UPON READING the Petition herein and the First Affidavit of Nathan Harte sworn on October 6, 2020 and filed herein; AND UPON being advised that it is the intention of Coral at the final hearing of the Petition to rely upon Section 3(a)(10), of the United States Securities Act of 1933, as amended (the “1933 Act” ) as a basis for an exemption from the registration requirements of the 1933 Act with respect to the issuance of securities of Nomad Royalty Company Ltd. (“Nomad”) under the proposed Plan of Arrangement based on the Court’s approval of the Arrangement and determination that the Arrangement is substantively and procedurally fair to those who will receive Nomad securities pursuant to the Arrangement:

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                        THIS COURT ORDERS THAT

DEFINITIONS

1. As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the Notice of Special Meeting and Information Circular for the Annual General and Special Meeting of Shareholders of Coral Gold Resources Ltd. dated October 9, 2020 (the “Circular”) attached as Exhibit “A” to the First Affidavit of Nathan Harte sworn on October 6, 2020 (the “First Harte Affidavit”).

SPECIAL MEETING

2. Pursuant to Sections 288 to 291 of the Business Corporations Act, S.B.C. 2002, Chapter 47 (as amended, the “BCBCA”), Coral is authorized and directed to call, hold and conduct an annual general and special meeting (the “Meeting”) of the holders of common shares (the “Shareholders”) to be held at 11:00 a.m. (Vancouver time) on November 12, 2020 at 3200 – 650 West Georgia Street, Vancouver, British Columbia, to:

(a)	consider and, if thought advisable, to pass a special resolution (the “Arrangement Resolution”) to approve an arrangement (the “Arrangement”) involving Coral, its Shareholders, and Nomad Royalty Company Ltd., as more particularly described in the plan of arrangement (“Plan of Arrangement”) substantially in the form attached as Schedule “B” to the Circular; and

(b)	transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

3. The Meeting shall be called, held and conducted in accordance with the BCBCA, the Circular and the articles of Coral, subject to the terms of this Interim Order, and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

ADJOURNMENT

4. Coral, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be given by press release, news release, newspaper advertisement, or by notice sent to the Shareholders by one of the methods specified in paragraph 9 of this Interim Order.

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5. The Record Date (as defined in paragraph 7 below) shall not change in respect of adjournments or postponements of the Meeting.

AMENDMENTS

6. Prior to the Meeting, Coral is authorized to make such amendments, revisions or supplements to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement, as amended, without any additional notice to the Shareholders, and the Arrangement and the Plan of Arrangement as so amended, revised and supplemented shall be the Arrangement and Plan of Arrangement submitted to the Meeting, and the subject of the Arrangement Resolution.

RECORD DATE

7. The record date for determining the Shareholders entitled to receive notice of, attend and vote at the Meeting shall be September 22, 2020 (the “Record Date”), as previously approved by the Board of Directors of Coral, or such other date as the Board of Directors of Coral may determine and as disclosed to the Shareholders in the manner they see fit.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

8. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290 of the BCBCA, and Coral shall not be required to send to the Shareholders any other or additional statement pursuant to Section 290 of the BCBCA.

9. The Circular, including the Petition and Notice of Hearing of Petition attached as Schedule “E” thereto (the “Notice Materials”), form of proxy, voting information form (“VIF”), and Letter of Transmittal (collectively, the “Meeting Materials”) in substantially the same form as contained in Exhibits “A”, “B”, “C” and “D” respectively to the First Harte Affidavit, with such deletions, amendments or additions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such deletions, amendments or additions are not inconsistent with the terms of this Interim Order, shall be sent to:

(a)

the Shareholders as they appear on the central securities register of Coral as at the Record Date, such Meeting Materials to be sent at least 21 days prior to the date of the Meeting by one or more of the following methods:

(i)	by prepaid ordinary or air mail addressed to the Shareholder at his, her or its address as it appears on the applicable securities registers of Coral as at the Record Date;

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(ii)	by delivery in person to the addressee specified in paragraph 9(a)(i) above; or

(iii)

by email or facsimile transmission to any Shareholder who identifies himself, herself or itself to the satisfaction of Coral, acting through its representatives, who requests such email or facsimile transmission and then in accordance with such request; and

(b)

the directors and auditors of Coral by sending the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least 21 days prior to the date of the Meeting, excluding the date of mailing or transmittal and the date of the Meeting; and

(c)

in the case of non-registered Shareholders, by providing copies of the Meeting Materials to intermediaries and registered nominees for non-objecting and objecting beneficial owners in accordance with National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators at least three business days prior to the 21st day prior to the date of the Meeting;

and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

10. Accidental failure of, or omission, or delay by Coral to give notice to any one or more Shareholders or delay, or the non‑receipt of such notice by one or more Shareholders, or delay, shall not constitute a breach of this Interim Order and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Coral then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

DEEMED RECEIPT OF NOTICE

11. The Meeting Materials and Notice Materials shall be deemed, for the purposes of this Interim Order, to have been received:

(a)	in the case of mailing, the day, Saturdays and holidays excepted, following the date of mailing;

(b)	in the case of delivery in person, the day following personal delivery or the day following delivery to the person's address in paragraph 9 above; and

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(c)	in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch.

UPDATING MEETING MATERIALS

12. Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials or Notice Materials may be communicated to the Shareholders by press release, news release, newspaper advertisement or by notice sent to the Shareholders by any of the means set forth in paragraph 9 herein, as determined to be the most appropriate method of communication by the board of directors of Coral.

CHAIR, QUORUM AND VOTING

13. The Chair of the Meeting shall be determined by Coral.

14. The quorum for the Meeting shall be the quorum for the transaction of business at a meeting of the Shareholders pursuant to the constating documents of Coral.

15. The votes taken at the Meeting shall be taken on the basis of one vote per common share and the vote required to pass the Arrangement Resolution shall be the affirmative vote of at least (i) 66 ⅔% of the aggregate votes cast by the Shareholders, voting as a single class, present in person or represented by proxy at the Meeting; and (ii) a simple majority of the minority Shareholders as contemplated by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

16. In all other respects, the terms, restrictions and conditions of the articles of Coral will apply in respect of the Meeting.

17. The Amalgamation (as defined in the Plan of Arrangement) will also be approved by special resolution of Nomad, as the sole shareholder of 1268442 B.C. Ltd., the Purchaser Subco (as defined in the Plan of Arrangement).

PERMITTED ATTENDEES

18. The only persons entitled to attend the Meeting shall be the registered Shareholders or their respective proxyholders as of the Record Date, Coral’s directors, officers, auditors, advisors and any other person admitted on the invitation of the Chair or with the consent of the Meeting, and the only persons entitled to be represented and to vote at the Meeting shall be the registered Shareholders or their respective proxyholders as at the close of business on the Record Date, or their respective proxyholders.

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SCRUTINEERS

19. A representative of Coral’s registrar and transfer agent (or any agent thereof) is authorized to act as scrutineer for the Meeting.

SOLICITATION OF PROXIES

20. Coral is authorized to use the form of proxy and VIF in connection with the Meeting in substantially the same form as attached as Exhibit “B” and Exhibit “C” respectively to the First Harte Affidavit and Coral may in its discretion waive generally the time limits for deposit of proxies by Shareholders if the Chair of the Meeting deems it reasonable to do so. Coral is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

21. The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials.

DISSENT RIGHTS

22. Each registered Shareholder shall have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of Sections 237 to 247 of the BCBCA as amended by this Order, the Final Order and the Plan of Arrangement provided that written notice of dissent must be received by Coral, at its office address for such purpose, Suite 900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1, Fax: (604) 682-3600, Attention: Dorothy Chin, Corporate Secretary, by or before 5:00 p.m. (Vancouver time) on November 9, 2020, or no later than 5:00 p.m. (Vancouver time) on the day that is two business days prior to any postponed or adjourned Meeting.

APPLICATION FOR FINAL ORDER

23. Upon the approval, with or without variation, by the Shareholders of the Arrangement, in the manner set forth in this Interim Order, the Petitioner may apply to this Court for, inter alia, an Order pursuant to Section 291 of the BCBCA:

(a)	approving the Arrangement; and

(b)	declaring that the terms and conditions of the Arrangement are fair and reasonable.

            (collectively, the “Final Order”)

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and that the hearing of the Final Order will be held on November 16, 2020 at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the hearing of the Final Order can be heard or at such other date and time as this Court may direct.

24. The form of Notice of Hearing of Petition is hereby approved as the form of Notice of Proceedings for such approval. Any Shareholder or creditor of Coral has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order.

25. Any Shareholder or creditor of Coral seeking to appear at the hearing of the application for the Final Order shall:

(a)	file a Response to Petition, in the form prescribed by the Rules of Court, and

(b)	deliver a copy of the filed Response to Petition together with a copy of all materials upon which they intend to rely, to Coral's solicitors at:

HARPER GREY LLP
3200 – 650 West Georgia Street
Vancouver, B.C. V6B 4P7

Attention: Daniel L.R. Yaverbaum

by or before 5:00 p.m. (Vancouver time) on November 10, 2020, or as the Court may otherwise direct.

26. Sending the Petition, Notice of Hearing of Petition and this Interim Order in accordance with paragraph 9 of this Order shall constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings and service of the affidavits in support is dispensed with.

27. In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response to Petition in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials.

VARIANCE

28. The Petitioner shall be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate.

29. Rules 16-1(3), 16-1(8) and 16-1(12) of the Rules of Court will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order

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BY THE COURT

DISTRICT REGISTRAR

APPROVED AS TO FORM

_____________________________________

Solicitor for the Petitioner

Daniel L.R. Yaverbaum

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SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

OCTOBER 06 2020

APPENDIX “B”

NO. ________________

VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 291 OF THE BUSINESS CORPORATIONS ACT

S.B.C. 2002, c.57 AND AMENDMENTS THERETO

AND IN THE MATTER OF AN ARRANGEMENT AMONG
CORAL GOLD RESOURCES LTD., ITS SHAREHOLDERS,
NOMAD ROYALTY COMPANY LTD. AND 1268442 B.C. LTD.

O R D E R

BEFORE	) )	MONDAY, THE 16th DAY OF NOVEMBER, 2020

UPON THE APPLICATION of the Petitioner, coming on for hearing by telephone at Vancouver, British Columbia, on this day; AND ON HEARING Daniel L.R. Yaverbaum, counsel for the Petitioner, and no one else appearing though duly served, and upon reading the material filed.

AND UPON IT APPEARING that notice of the time and place of the hearing of this application was given to each shareholder of the Petitioner.

AND UPON CONSIDERING the fairness of the terms and conditions of the plan of arrangement (the "Plan of Arrangement" and the transactions contemplated therein, the "Arrangement"), a copy of which is attached as Schedule "A" to this Order, and the rights and interests of the shareholders of the Petitioner thereunder.

AND UPON FINDING that the terms of the transactions contemplated by the Arrangement are fair and reasonable, both procedurally and substantively, to the shareholders of the Petitioner.

AND UPON BEING ADVISED by counsel for the Petitioner that the declaration by this Court of the fairness of and approval of the Arrangement contemplated in the Plan of Arrangement attached as Schedule "A" to this Order will serve as the basis for an exemption, pursuant to section 3(a)(10) of the United States Securities Act of 1933, from the registration requirements of that statute for the issuance and exchange of securities contemplated in connection with the Arrangement.

THIS COURT DECLARES that the Arrangement as set out in the Plan of Arrangement attached as Schedule "A" to this Order, including the exchange of securities contemplated in connection with the Plan of Arrangement, is fair and reasonable to the Petitioner and to each shareholder of the Petitioner and that, upon implementation of the Plan of Arrangement and other matters provided for therein, the Plan of Arrangement shall be binding upon the Petitioner and its successors and assigns, in accordance with its terms.

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THIS COURT ORDERS that the Plan of Arrangement attached as Schedule "A" to this Order is approved pursuant to section 291(4) of the Business Corporations Act, SBC 2002, c. 57.

BY THE COURT DISTRICT REGISTRAR

APPROVED AS TO FORM:

______________________________

Counsel for the Petitioner

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SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

OCTOBER 06 2020

SCHEDULE “A”

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Article 1    DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

“affiliate” shall have the meaning ascribed thereto in the Securities Act (British Columbia);

“Amalco” means the successor corporation under the Amalgamation following the completion of the transactions contemplated under this Plan of Arrangement;

“Amalco Shares” means the common shares of Amalco;

“Amalgamation” shall have the meaning ascribed thereto in Section 3.1(d);

“Arrangement” means the arrangement under section 288 of the BCBCA on the terms set forth in this Plan of Arrangement, as amended or varied from time to time in accordance with the terms of the Arrangement Agreement or Section 6.1 hereof or at the direction of the Court in the Final Order, with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated August 23, 2020 between the Purchaser, and the Company, together with the disclosure letters referenced therein, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution approving the Arrangement to be considered and, if thought fit, passed by the Company Shareholders, such resolution to be considered at the Company Meeting and to be substantially in the form and content of Schedule B to the Arrangement Agreement;

“BCBCA” means the Business Corporations Act (British Columbia) including all regulations made thereunder, as promulgated or amended from time to time;

“Business Day” means any day, other than a Saturday, a Sunday or any other day on which commercial banking institutions in Vancouver, British Columbia are authorized or required by applicable law to be closed;

“Company” means Coral Gold Resources Ltd.;

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

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“Company Options” means, at any time, the outstanding options to acquire Company Shares granted pursuant to the Company Stock Option Plan, which are, at such time, outstanding and unexercised, whether or not vested;

“Company Shareholder” means a holder of one or more Company Shares;

“Company Shares” means the common shares of the Company, as currently constituted;

“Company Stock Option Plan” means the stock option plan of the Company dated as of May 22, 2009 and last ratified and approved by the Company Shareholders on July 18, 2019, as amended;

“Consideration” means, together, the Share Consideration and Non-Share Consideration, being the consideration to be received by the Company Shareholders pursuant to this Plan of Arrangement for each whole Company Share;

“Consideration Cash” means CAD$0.05 in cash per Company Share, being part of the Non-Share Consideration;

“Consideration Warrant” means one whole Nomad Share purchase warrant entitling the holder thereof to purchase one Nomad Share at a price equal to the Consideration Warrant Exercise Price, for a period of 24 months following the Effective Date, which warrant is exercisable (i) outside the United States by holders that are not U.S. Persons, or (ii) within the United States, by a holder that is a U.S. Person, if an exemption from registration under the U.S. Securities Act and state Securities Laws is available, and which warrant shall be transferable, subject to applicable Securities Laws; provided that if the daily volume weighted average trading price of the Nomad Shares on the Toronto Stock Exchange exceeds by 25% the Consideration Warrant Exercise Price for a period of 20 consecutive trading days, during the period from 12 months following the Effective Date until the expiry date of the Warrants, the Purchaser may give notice in writing to the holder of such Consideration Warrant that such Consideration Warrant shall expire on that day which is 30 days following such notice date unless exercised by the holders prior to such date;

“Consideration Warrant Exercise Price” means $1.71;

“Court” means the Supreme Court of British Columbia, or other court as applicable;

“Depositary” means any trust company, bank or financial institution agreed to in writing by each of the Purchaser and the Company for the purpose of, among other things, exchanging certificates representing Company Shares for the Consideration in connection with the Arrangement;

“Dissent Rights” shall have the meaning ascribed thereto in Section 4.1;

“Dissenting Shareholder” means a registered holder of Company Shares who has duly and validly exercised their Dissent Rights in strict compliance with the dissent procedures set out under Division 2 of Part 8 of the BCBCA, as modified by Section 4.1, the Interim Order and the Final Order and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

“DRS” shall have the meaning ascribed thereto in Section 3.2;

“Effective Date” means the date upon which the Arrangement becomes effective as set out in the Arrangement Agreement;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

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“Final Order” means the order of the Court approving the Arrangement under Section 291 of the BCBCA, after being informed of the intention to rely upon the exemption from the registration requirements under section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Nomad Shares and Consideration Warrant issuable as Consideration pursuant to the Arrangement, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

“final proscription date” shall have the meaning ascribed thereto Section 5.6;

“Former Company Shareholders” means the holders of Company Shares immediately prior to the Effective Time;

“Interim Order” means the interim order of the Court to be issued following the application therefor submitted to the Court, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, and the required notice to the Company Shareholders of the hearing for the Final Order, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both the Company and the Purchaser, each acting reasonably;

“Nomad Shares” means the common shares in the capital of the Purchaser;

“Non-Share Consideration” means the Consideration Cash and 0.4 of a Consideration Warrant;

“Non-Share Consideration Fraction” means a fraction equal to the quotient obtained when (x) the sum of the Consideration Cash and $0.06, divided by (y) the sum of the Consideration Cash and $1.16;

“Parties” means the Company and the Purchaser and “Party” means any of them;

“Plan of Arrangement” means this plan of arrangement as amended, modified or supplemented in accordance with the Arrangement Agreement or Section 6.1 of this Plan of Arrangement, with the consent of the Company and the Purchaser, each acting reasonably, or at the direction of the Court in the Final Order, with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Purchaser” means Nomad Royalty Company Ltd.;

“Purchaser Subco” means 1268442 B.C. Ltd.;

“Purchaser Subco Shares” means the common shares of Purchaser Subco;

“Share Consideration” means 0.8 of a Nomad Share;

“Share Consideration Fraction” means 1 minus the Non-Share Consideration Fraction;

 “Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended form time to time;

“Transmittal Letter” means the letter of transmittal sent to holders of Company Shares for use in connection with the Arrangement;

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“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

“U.S. Tax Code” means the United States Internal Revenue Code of 1986.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto. Unless the contrary intention appears, references in this Plan of Arrangement to an Article or Section, by number or letter or both refer to the Article or Section, respectively, bearing that designation in this Plan of Arrangement.

1.3 Number, Gender and persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4 Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5 Statutory References

Any reference in this Plan of Arrangement to a statute includes all rules and regulations made or promulgated thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6 Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

1.7 Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

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1.8 Binding Effect

This Plan of Arrangement will become effective at the Effective Time and shall be binding upon the Purchaser, the Company, Purchaser Subco, Amalco and the Company Shareholders.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

ARTICLE 3

ARRANGEMENT

3.1 Arrangement

On the Effective Date, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)	First, at the Effective Time, the following shall occur simultaneously:

(i)	a fraction of each Company Share (other than a Company Share held by a Dissenting Shareholder, but including Company Shares held by a Dissenting Shareholder who is ultimately found not to be entitled to be paid fair value for its Company Shares or a Company Share held by the Purchaser or any subsidiary of the Purchaser) that is equal to the Non-Share Consideration Fraction shall be deemed to be transferred to the Purchaser free and clear of all liens, claims and encumbrances and, in consideration therefor, the Purchaser shall issue the Non-Share Consideration for each such fraction of a Company Share, subject to Section 3.3 and Article 5, and: (i) the name of such holder shall be removed from the central securities register of the Company as a holder of such fraction of a Company Share; and (ii) the Purchaser shall be recorded as the registered holder of such fraction of a Company Share and shall be deemed to be the legal owner of such fraction of a Company Share; and

(ii)	a fraction of each Company Share (other than a Company Share held by a Dissenting Shareholder, but including Company Shares held by a Dissenting Shareholder who is ultimately found not to be entitled to be paid fair value for its Company Shares or a Company Share held by the Purchaser or any subsidiary of the Purchaser) that is equal to the Share Consideration Fraction shall be deemed to be transferred to the Purchaser free and clear of all liens, claims and encumbrances and, in consideration therefor, the Purchaser shall issue the Share Consideration for each such fraction of a Company Share, subject to Section 3.3 and Article 5, and: (i) the name of such holder shall be removed from the central securities register of the Company as a holder of such fraction of a Company Share; and (ii) the Purchaser shall be recorded as the registered holder of such fraction of a Company Share and shall be deemed to be the legal owner of such fraction of a Company Share.

(b)	Second, and five minutes after the Effective Time, all Company Shares held by Dissenting Shareholders shall be deemed to have been transferred (free and clear of all liens, claims and encumbrances) to the Purchaser in consideration for a debt claim against the Purchaser for the amount determined under Section 4.1, and

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(i)	such Dissenting Shareholders shall cease to be the holders of such Company Shares and to have any rights as Company Shareholders other than the right to be paid the fair value for such Company Shares as set out in Section 4.1;

(ii)

the name of each such Dissenting Shareholder shall be removed as Company Shareholder, as applicable, from the registers of Company Shareholders, as applicable, maintained by or on behalf of Company in respect of such Company Shares; and

(iii)

the Purchaser shall be deemed to be the transferee of such Company Shares (free and clear of any liens, claims and encumbrances) and shall be entered in the registers of Company Shareholders maintained by or on behalf of Company.

(c)

Third, and ten minutes after the Effective Time, all Company Shares held by the Purchaser shall be transferred by the Purchaser to Purchaser Subco in exchange for one hundred (100) common shares of Purchaser Subco; and

(d)

Fourth, and fifteen minutes after the Effective Time, the Company and Purchaser Subco shall be amalgamated with the same effect as if they were amalgamated under Section 269 of the BCBCA (the “Amalgamation”). For greater certainty, the legal existence of the Company shall not cease as a result of the Amalgamation and the Company shall survive the Amalgamation. On and after the Amalgamation:

(i)	without limiting the generality of Section 3.1(d) above, the Company and Purchaser Subco shall amalgamate and continue as one company, Amalco, under the terms and conditions prescribed in this Plan of Arrangement;

(ii)	the name of Amalco shall be “Coral Gold Resources Ltd.”;

(iii)	the initial registered office of Amalco will be the registered office of the Company;

(iv)	the directors of Amalco will be ● [NTD: Insert directors of the Company immediately before the Amalgamation];

(v)	there shall be no restrictions on the business Amalco may carry on or on the powers Amalco may exercise;

(vi)	the property, rights and interests of each of the Company and Purchaser Subco shall continue to be the property, rights and interests of Amalco, and, for greater certainty, the Amalgamation will not constitute a transfer or assignment of any rights or obligations of the Company or Purchaser Subco;

(vii)	Amalco shall continue to be liable for the obligations of each of the Company and Purchaser Subco, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts, of each of the Company and Purchaser Subco;

(viii)	Amalco shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against either the Company or Purchaser Subco before the Amalgamation has become effective;

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(ix)	a conviction against, or ruling, order or judgment in favour or against, the Company or Purchaser Subco shall be enforceable by or against Amalco;

(x)	the notice of articles and articles of Amalco shall be substantially in the form of the notice of articles and articles of the Company;

(xi)	each Company Share shall be cancelled, the name of Purchaser Subco removed from the central securities register of the Company as a holder of such Company Share, and Purchaser Subco shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to cancel such Company Share;

(xii)	each Purchaser Subco Share shall be exchanged for one Amalco Share; and

(xiii)	the stated capital of the Amalco Shares shall be equal to the aggregate paid-up capital (as such term is defined in the Tax Act) of the Purchaser Subco Shares immediately prior to the Amalgamation.

The exchanges, conversions and cancellations provided for in this Section 3.1 will be deemed to occur at the above-mentioned times, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

3.2 Effective Time Procedures

Following the receipt of the Final Order and prior to the Effective Date, the Purchaser shall deliver or arrange to be delivered to the Depositary the aggregate Consideration Cash and certificates or direct registration advice-statements (“DRS”) representing the Nomad Shares and Consideration Warrants required to be issued to Former Company Shareholders in accordance with the provisions of Section 3.1, which shall be held by the Depositary as agent and nominee for such Former Company Shareholders for distribution to such Former Company Shareholders in accordance with the provisions of Article 5.

Subject to the provisions of Article 5, and upon return of a properly completed Transmittal Letter by a registered Former Company Shareholder together with certificates representing Company Shares and such other documents as the Depositary may require, Former Company Shareholders shall be entitled to receive delivery of cheques or wire transfers representing the Consideration Cash and certificates or DRS advice-statements representing the Nomad Shares and Consideration Warrants to which they are entitled pursuant to Section 3.1.

3.3 Nomad Shares and Consideration Warrants

(a)	No fractional Nomad Shares and Consideration Warrants shall be issued to Former Company Shareholders. The number of Nomad Shares or Consideration Warrants to be issued to Former Company Shareholders shall be rounded down to the nearest whole Nomad Share or Consideration Warrant in the event that a Former Company Shareholder is entitled to a fractional share or fractional warrant representing less than a whole Nomad Share or Consideration Warrant, respectively; and

(b)	All Nomad Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for the purposes of the BCBCA and all Consideration Warrants shall be validly granted.

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ARTICLE 4

DISSENT RIGHTS

4.1 Dissent Rights

Pursuant to the Interim Order, registered Company Shareholders (other than the Purchaser and its affiliates) may exercise dissent rights with respect to Company Shares held by such Dissenting Shareholders (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Division 2 of Part 8 of the BCBCA, as modified by the Interim Order, the Final Order and this Section 4.1; provided that the written notice setting forth the objection of such registered Company Shareholder to the Arrangement Resolution must be received by the Company not later than 5:00 p.m. (Vancouver time) on the day that is two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Shareholder who duly exercises its Dissent Rights in accordance with this Section 4.1, shall be deemed to have transferred all Company Shares held by such Dissenting Shareholder and in respect of which Dissent Rights have been validly exercised, to the Purchaser, free and clear of all liens, claims and encumbrances, as provided in Section 3.1(b) and if such Dissenting Shareholder:

(a)	is ultimately entitled to be paid fair value for its Company Shares, such Dissenting Shareholder: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(b)); (ii) will be entitled to be paid the fair value of such Company Shares by the Purchaser, which fair value, notwithstanding anything to the contrary contained in section 245 of the BCBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights in respect of such Company Shares; or

(b)	ultimately is not entitled, for any reason, to be paid fair value for such Company Shares, such Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as a non‐dissenting holder of Company Shares and shall be entitled to receive only the Non-Share Consideration contemplated by Section 3.1(a)(i) and the Share Consideration contemplated by Section 3.1(a)(ii) that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights,

4.2 Recognition of Dissenting Shareholders

(a)	In no circumstances shall the Purchaser, the Company, Amalco or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of the Company Shares in respect of which such Dissent Rights are purported to be exercised.

(b)	For greater certainty, in no case shall the Purchaser, the Company, Amalco or any other person be required to recognize any Dissenting Shareholder as a holder of Company Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.1(a), and the name of such Dissenting Shareholder shall be removed from the register of Company Shareholders as to those Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(a) occurs. In addition to any other restrictions under Division 2 of Part 8 of the BCBCA, none of the following persons shall be entitled to exercise Dissent Rights: (i) any holder of a Company Option; and (ii) any Company Shareholder who votes or has instructed a proxyholder to vote such Company Shareholder’s Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares).

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ARTICLE 5

DELIVERY OF CONSIDERATION

5.1 Delivery of Consideration

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Company Shares that were exchanged for the Consideration in accordance with Section 3.1, together with a duly completed Transmittal Letter and such other documents and instruments as would have been required to effect the transfer of the Company Shares formerly represented by such certificate under the BCBCA, the Securities Transfer Act (British Columbia) and the constating documents of the Company and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, certificates or DRS advice-statements representing the Nomad Shares and Consideration Warrants and cheques or wire transfers representing the Consideration Cash that such holder is entitled to receive in accordance Section 3.1, less any amounts withheld pursuant to Section 5.5.

5.2 Delivery of Consideration

After the Effective Time and until surrendered for cancellation as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented one or more Company Shares shall be deemed at all times to represent only the right to receive in exchange therefor the certificates or DRS advice-statements representing Nomad Shares and Consideration Warrants and cheques or wire transfers representing the Consideration Cash that the holder of such certificate is entitled to receive in accordance with Section 3.1.

No holder of Company Shares shall be entitled to receive any consideration or entitlement with respect to such Company Shares, other than any consideration or entitlement to which such holder is entitled to receive in accordance with Section 3.1, this Section 5.1 and the other terms of this Plan of Arrangement and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

5.3 Lost Certificates

In the event any certificate that immediately prior to the Effective Time represented one or more outstanding Company Shares that were exchanged in accordance with Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the Consideration that such holder is entitled to receive in accordance with Section 3.1. When authorizing such delivery of certificates or DRS advice-statements representing Nomad Shares and Consideration Warrants and cheques or wire transfers representing the Consideration Cash comprising the Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom certificates or DRS advice-statements representing Nomad Shares and Consideration Warrants and cheques or wire transfers representing the Consideration Cash is to be delivered shall, as a condition precedent to the delivery of such certificates or DRS advice-statements representing Nomad Shares and Consideration Warrants and cheques or wire transfers representing the Consideration Cash, give a bond satisfactory to the Purchaser and the Depositary in such amount as the Purchaser and the Depositary may direct, or otherwise indemnify the Purchaser and the Depositary in a manner satisfactory to the Purchaser and the Depositary, against any claim that may be made against the Purchaser or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the constating documents of the Company.

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5.4 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Nomad Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.3. Subject to applicable law and to Section 5.5, at the time of such compliance, there shall, in addition to the delivery of a certificate representing Nomad Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Nomad Shares.

5.5 Withholding Rights

The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold, from any amounts payable or otherwise deliverable to any person, including any Company Shareholder, under this Plan of Arrangement and from all dividends or other distributions otherwise payable to any person, including any Former Company Shareholder, such amounts as the Purchaser, the Company or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to such person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. Without limiting the foregoing, any statutorily required withholding obligation with regard to any Company Shareholder, or any other person pursuant to this Plan of Arrangement may be satisfied by selling on such person's behalf a portion of the Nomad Shares and Consideration Warrants to be delivered.

The Purchaser, the Company and the Depositary are hereby authorized to sell or otherwise dispose of such portion of any share or other security otherwise issuable to such person as is necessary to provide sufficient funds to the Purchaser, the Company or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and the Purchaser, the Company or the Depositary shall notify such person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority. Notwithstanding the foregoing, the Purchaser, and the Company, as applicable, shall not withhold shares where such person to whom such shares would otherwise be delivered has made arrangements to satisfy any withholding taxes, in advance, to the satisfaction of the Purchaser, and the Company, as applicable.

5.6 Final Proscription Date

To the extent that a Former Company Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.3 on or before the date that is six years after the Effective Date (the “final proscription date”), then (i) the Nomad Shares and Consideration Warrants that such Former Company Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates or DRS advice-statements representing such Nomad Shares and Consideration Warrants shall be delivered to the Purchaser by the Depositary and the share certificates and warrant certificates shall be cancelled by the Purchaser, (ii) such Former Company Shareholder will be deemed to have donated and forfeited to the Purchaser or its successor any Consideration Cash held by the Depositary in trust for such Former Company Shareholder that such Former Company Shareholder was entitled to receive; and the interest of the Former Company Shareholder in any Consideration that such Former Company Shareholder was entitled to receive shall be terminated as of such final proscription date. Neither the Company nor the Purchaser, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such Former Company Shareholder) which is forfeited to the Company or the Purchaser or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

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Any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the date that is six years after the Effective Date, and any right or claim to payment hereunder that remains outstanding on or before the date that is six years after the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the Consideration Cash pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser for no consideration.

5.7 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any liens, claims and encumbrances or other claims of third parties of any kind.

5.8 Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares issued prior to the Effective Time, (b) the rights and obligations of the Company Shareholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 6

AMENDMENTS

6.1 Amendments to Plan of Arrangement

The Purchaser and the Company reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by the Purchaser and the Company, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to holders or former holders of Company Shares if and as required by the Court.

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting provided that the Purchaser shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Former Company Shareholder, and such amendments, modifications or supplements need not be filed with the Court or communicated to the Former Company Shareholders.

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of the Purchaser and the Company; and (ii) if required by the Court, it is consented to by the Company Shareholders voting in the manner directed by the Court.

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ARTICLE 7

FURTHER ASSURANCES

7.1 Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Purchaser and the Company will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

ARTICLE 8

U.S. SECURITIES LAW MATTERS

8.1 U.S. Securities Law Matters

Notwithstanding any provision herein to the contrary, this Plan of Arrangement will be carried out with the intention that all Nomad Shares and Consideration Warrants to be issued to Company Shareholders in exchange for their Company Shares pursuant to this Plan of Arrangement, as applicable, will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

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SCHEDULE “F”

AUDIT COMMITTEE CHARTER OF CORAL

1.	Purpose of the Committee

1.1	The purpose of the Audit Committee is to assist the Board of Directors in its oversight of the integrity of the Company’s financial statements and other relevant public disclosures, the Company’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors’ qualifications and independence and the performance of the internal audit function and the external auditors.

2.	Members of the Audit Committee

2.1	At least one Member must be “financially literate” as defined under NI 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

2.2	The Audit Committee shall consist of no less than three Directors.

2.3	At least one Member of the Audit Committee must be “independent” as defined under NI 52-110, while the Company is in the developmental stage of its business.

3.	Relationship with External Auditors

3.1	The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2	The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3	The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4	The Audit Committee will have direct communications access at all times with the external auditors.

4.	Non-Audit Services

4.1	The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

F1

4.2	Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i)	acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

(ii)	performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

5.	Appointment of Auditors

5.1	The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.

5.2	The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

6.	Evaluation of Auditors

6.1	The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the Board of Directors and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.	Remuneration of the Auditors

7.1	The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

7.2	The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accounting principles of Canada.

8.	Termination of the Auditors

8.1	The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

9.	Funding of Auditing and Consulting Services

9.1	Auditing expenses will be funded by the Company. The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

10.	Role and Responsibilities of the Internal Auditor

10.1	At this time, due to the Company’s size and limited financial resources, the Chief Financial Officer of the Company shall be responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

11.	Oversight of Internal Controls

11.1	The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

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12.	Continuous Disclosure Requirements

12.1	At this time, due to the Company’s size and limited financial resources, the Corporate Secretary of the Company is responsible for ensuring that the Company’s continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13.	Other Auditing Matters

13.1	The Audit Committee may meet with the Auditors independently of the management of the Company at any time, acting reasonably.

13.2	The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14.	Annual Review

14.1	The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

15.	Independent Advisers

15.1	The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

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SCHEDULE “G”

FAIRNESS OPINION

September 14, 2020

The Board of Directors Coral Gold Resources Ltd. 570 Granville Street Vancouver, BC V6C 3P1	PI Financial Corp. 1900 - 666 Burrard Street Vancouver, BC Canada V6C 3N1 Phone 604 664 2900 Fax 604 664 3660 Toll Free 800 810 7022 www.pifinancialcorp.com

To the Board of Directors (the “Board of Directors” or the “Board”):

PI Financial Corp. (“PI” or “we” or “us”) understands that Coral Gold Resources Ltd. (“Coral Gold”, “Coral”, or the “Company”) and Nomad Royalty Company Ltd. (“Nomad”) have entered into an arrangement agreement dated August 23, 2020 (the “Arrangement Agreement”), whereby Nomad will acquire all of the issued and outstanding common shares of the Company (the “Shares”), including any Shares that are issued on the exercise of options or other convertible securities of the Company, pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). Pursuant to the Arrangement, each holder of Shares will be entitled to receive 0.80 units of Nomad (the “Nomad Units”) and C$0.05 of cash (collectively, the “Consideration”) in exchange for each Coral Gold Share held on the date of completion of the Arrangement (the “Effective Date”).

Each whole Nomad Unit consists of one common share of Nomad (the “Nomad Shares”) and one half of one share purchase warrant of Nomad (the “Warrants”). Each whole Warrant will entitle the Warrant holders to purchase one Nomad Share, at an exercise price equal to $1.71. Each whole Warrant will be exercisable for a period of 24 months following the closing date of the Transaction; provided that if the daily volume weighted average trading price of the Nomad Shares on the Toronto Stock Exchange exceeds by 25% the Warrant exercise price for a period of 20 consecutive trading days, during the period from 12 months following the Effective Date until the expiry date of the Warrants, the Purchaser may give notice in writing to the holder of such Warrant that such Warrant shall expire on that day which is 30 days following such notice date unless exercised by the holders prior to such date.

Completion of the Arrangement is subject to approval of the shareholders of the Company (the “Shareholders”) and the Nomad shareholders, court approval, and other customary conditions, including, without limitation, receipt of all required regulatory approvals, including, without limitation, a condition that the Toronto Stock Exchange (the “Exchange”) approves the listing of all of the Nomad Shares to be issued to the Shareholders pursuant to the Arrangement, and any Nomad Shares issuable upon exercise of the Warrants. The terms of, and conditions necessary to complete, the Arrangement are set forth in the Arrangement Agreement and will be described in the management information circular of the Company (the “Circular”) to be mailed to the Shareholders in connection with the annual general and special meeting of the Shareholders to be held to consider and vote upon the approval of the Arrangement (the “Company Meeting”). Full details of the Arrangement are expected to be summarized in the Circular to be filed by the Company on the System for Electronic Document Analysis and Retrieval (“SEDAR”).

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The Board of Directors of Coral Gold has retained PI as a financial advisor (“Financial Advisor”) to provide an opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Arrangement.  PI has not been engaged to prepare and has not prepared a formal valuation of Coral Gold or Nomad or any of the securities or assets thereof and our Opinion should not be constructed as a “formal valuation” (within the meaning of Multinational Instrument 61-101 - Protection of Minority Security Holders in Special Transactions).

ENGAGEMENT OF PI FINANCIAL CORP.

The Board of Directors of Coral Gold initially contacted PI regarding a potential advisory assignment on August 6, 2020. PI was formally engaged by the Board of Directors pursuant to an agreement dated August 7, 2020 (the “Engagement Agreement”). Under the terms of the Engagement Agreement, PI agreed to provide Coral Gold and the Board of Directors with a written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration to be received by the Company pursuant to the Arrangement.

PI will receive a fixed flat fee of $200,000 for rendering the Opinion. This fee is not conditional upon the Opinion’s conclusion or the outcome of the Arrangement. Coral Gold has also agreed to reimburse PI for our reasonable out-of-pocket expenses and to indemnify us against certain liabilities that might arise from PI’s engagement.

CREDENTIALS OF PI FINANCIAL CORP.

PI is an independent Canadian investment dealer providing investment research, equity sales and trading and investment banking services to a broad range of institutions, corporations, and retail investors. PI has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing opinions. The Opinion expressed herein represents the opinion of PI and its form and content have been approved for release by a fairness review committee consisting of individuals who are experienced in merger, acquisition, divesture, fairness opinions and capital market matters.

INDEPENDENCE OF PI FINANCIAL CORP.

Neither PI, nor its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia)) of Coral Gold, Nomad or any of their respective associates or affiliates (collectively, the “Interested Parties”).

PI has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than acting as Financial Advisor to Coral Gold and the Board of Directors pursuant to the Engagement Agreement.

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There are no understandings, agreements or commitments between PI and Coral Gold or Nomad, or any other Interested Party, with respect to any future business dealings. PI may, in the future, in the ordinary course of business, perform financial advisory or investment banking services for Nomad or any other Interested Party.

PI acts as a securities trader and dealer, both as principal and agent, in major financial markets and, as such, may have had, may have, and may in the future have a long or short positions in the securities of Coral Gold or Nomad, or other Interested Parties and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it may have received or may receive compensation. As an investment dealer, PI conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to Coral Gold, Nomad and the Arrangement.

SCOPE OF REVIEW

PI has been retained by the Board of Directors to provide this Opinion about the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Arrangement. In this context, and for the purposes of preparing the Opinion, PI has analyzed financial, technical reports, and other information relating to Coral Gold and Nomad, including information derived from discussions with the management of the Company.

The Opinion has been prepared in accordance with Dealer Member Rule 29 of the Investment Industry Regulatory Organization of Canada (“IIROC”) regarding its disclosure standards for formal valuations and fairness opinions; however, IIROC has not been involved in the preparation or review of the Opinion.

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

i.	reviewed the draft Arrangement Agreement between Nomad and Coral Gold, dated August 23, 2020;

ii.	reviewed the Letter of Intent, between Nomad and Coral Gold, dated July 20, 2020;

iii.	reviewed and analyzed certain publicly available financial statements, technical reports, continuous disclosure documents and other information of Nomad and Coral Gold, including but not limited to:

a.	Nomad’s interim Financial Statements for the three and six months ended June 30, 2020;

b.	Nomad’s management’s discussion and analysis for the three and six months ended June 30, 2020;

c.	Nomad’s filing statement dated May 15, 2020;

d.	Coral Gold’s interim Financial Statements for the three months ended April 30, 2030;

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e.	Coral Gold’s management’s discussion and analysis for the six months ended April 30, 2020;

f.	Coral Gold’s audited annual consolidated financial statements and management’s discussion and analysis for the fiscal years ended January 31, 2020, 2019, and 2018;

g.	Barrick Gold’s interim financial statements and management discussion and analysis for the three and six months ended June 30, 2020, Barrick Gold’s audited annual consolidated financial statements and management’s discussion and analysis for the fiscal years ended December 31, 2019, and 2018;

h.	Technical Information:

i.	NI 43-101 technical report for Coral Gold’s Robertson Property (filed on SEDAR on January 30, 2012);

ii.	Amended and Restated NI 43-101 technical report for Coral Gold’s Robertson Property (filed on SEDAR on February 2, 2012) (the “Robertson Technical Report”);

iv.	financial data and technical information available in a virtual dataroom made available by the Company;

v.	certain other public filings submitted by Coral Gold and Nomad to securities commissions or similar regulatory authorities in Canada which are available on SEDAR;

vi.	performed a comparison of the multiples implied under the terms of the Arrangement to an analysis of recent precedent acquisitions involving companies we deemed relevant and the Consideration paid for such companies;

vii.	performed a comparison of the multiples implied under the terms of the Arrangement to an analysis of the trading levels of similar companies we deemed relevant under the circumstances;

viii.	performed a comparison of the Consideration to be received by Coral Gold under the Arrangement to the recent trading levels of the securities of Coral Gold and Nomad, respectively;

ix.	reviewed select public market trading statistics and relevant financial information of Coral Gold, Nomad and other public entities;

x.	other public information relating to the business, operations and financial condition of the Company and Nomad that PI considered relevant;

xi.	reviewed select financial statistics and relevant financial information with respect to relevant precedent transactions;

xii.	reviewed select reports published by equity research analysts and industry sources regarding Nomad and other comparable public entities;

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xiii.	reviewed historical metal commodity prices and considered the impact of various commodity pricing assumptions on the respective business, prospects and financial forecasts of Coral Gold and Nomad;

xiv.	performed a comparison of the relative contribution of assets, cash flow, earnings, net asset value, production and reserves/resources by Coral Gold and Nomad to the relative pro forma ownership of Coral Gold and Nomad if the Arrangement is completed;

xv.	discussions with senior management of Coral Gold; and

xvi.	such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

In its assessment, PI looked at several methodologies, analyses and techniques and used the combination of these approaches to determine the Opinion.  PI based the Opinion upon a number of qualitative and quantitative factors as deemed appropriate based on PI’s experience in rendering such opinions.

OVERVIEW OF THE CONSIDERATION

PI evaluated the Consideration to be received by the Shareholders, being collectively the payment of 40,160,670 Nomad Shares,  20,080,335 Warrants and C$ 2,510,042 in cash. Based on the exchange ratio of 0.80 Nomad Units per Share and based on Nomad’s 20 day volume weighted average price on August 21, 2020, the Consideration implies a value of C$1.33 per Share which implies a fully-diluted en bloc equity value for Coral Gold of approximately C$66.82 million and an “Enterprise Value” (calculated as equity value of Coral Gold plus debt, less cash and cash equivalents) of approximately C$52.44 million.

FAIRNESS METHODOLOGIES

In order to arrive at the conclusion of the Opinion, PI performed certain financial analyses with respect to Nomad, the Company and the Consideration based on methodologies and assumptions that PI considered appropriate in the circumstances for the purposes of providing the Opinion. In the context of the Opinion, PI considered the following principal methodologies:

I.	net asset value based upon discounted cash flow analysis for the Robertson Property;

II.	net asset value based on available capital market investment research publications collectively referred to as “street consensus research”;

III.	comparable companies analysis;

IV.	precedent transactions analysis; and

V.	the comparable trading with Control Premium Approach (as defined below).

PI also considered that the Consideration to be received by the Shareholders is not more speculative or less liquid than the Shares that would be exchanged pursuant to the Arrangement.

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Net Asset Value

The net asset value approach (“NAV”) considers each mining, exploration and financial asset of a company. Individual values for each of these are then estimated utilizing the specific valuation methodology that is considered the most appropriate in the circumstances. These values are determined net of obligations and liabilities that are associated with those assets, including any reclamation and closure costs. In the instance of Coral Gold, we performed our analysis solely on the Robertson Property. Under the NAV approach, we valued the Robertson Property using an NPV (as defined below) analysis which produces a total operating asset value, from which the present value of general and administrative expenses as well as the continuing financial assets and liabilities attributable to Coral Gold are added or subtracted. For our NAV analysis, we mainly relied upon a discounted cash flow (“DCF”), where we discounted the unlevered, after-tax, future free cash flows of the Robertson Property over the life of the asset at a discount rate to generate a present value (the “NPV”). All forecasts of future free cash flow for the Robertson Property were based on Coral Gold’s operating estimates, which we derived from the Company’s Robertson Technical Report.  Using the NAV approach required that certain assumptions be made to derive the NPV including, among other things, gold prices, mining operations, capital investment, working capital, and discount rates. PI also utilized a wide range of assumptions to perform sensitivity analyses on the Robertson Property.

Comparable Companies Analysis

PI compared public market trading statistics regarding the value of the Shares and the Consideration as compared to corresponding data from selected publicly-traded royalty companies and publicly-traded development-stage gold mining companies that we considered relevant (the “Comparable Companies Analysis”). PI considers the price to net asset value (“P/NAV”) multiples to be the most relevant metrics for the Company in context of the Comparable Companies Analysis. PI looked at the multiples based on P/NAV for each of the comparable companies as well as the average multiples for all of the comparable companies. We then applied a range of selected multiples to the corresponding data for Coral Gold to calculate an implied market capitalization and corresponding price per share of the Company. The Comparable Companies Analysis of the royalty peer group implied a P/NAV average of 1.71x and the Comparable Companies Analysis of the development stage gold mining peer group implied a P/NAV average of 0.45x, excluding any acquisition premium. Among other considerations, PI applied these implied values from the Comparable Companies Analysis to Coral Gold’s circumstances in order to consider if the value of the Consideration is fair.

Precedent Transactions Analysis

A precedent transactions analysis considers the transaction multiples and related financial ratios of previously completed transactions involving the sale of a public company or assets. PI reviewed publicly available information in connection with 25 transactions involving royalty companies and 15 transactions involving gold development mining companies that PI considered relevant (the “Precedent Transactions Analysis”). PI considers the P/NAV multiples from the Precedent Transactions Analysis to be the most relevant metrics for PI’s analysis of the value of Coral Gold and the Consideration. The Precedent Transactions Analysis of the royalty transactions implied a P/NAV average of 0.88x, and the Precedent Transaction Analysis of the gold development transactions implied a P/NAV average of 0.66x. Among other considerations, PI applied these implied values from the Precedent Transactions Analysis to Coral Gold’s circumstances in order to consider if the value of the Consideration is fair.

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Comparable Trading with Control Premium Approach

PI reviewed public market trading statistics of comparable royalty companies and development stage gold companies and the control premiums paid to shareholders on previous acquisition transactions of comparable royalty companies and development stage gold companies (the “Comparable Trading with Control Premium Approach”). We utilized multiples based on P/NAV. Estimated financial data for the selected comparable companies was based on publicly available equity research analysts’ estimates and public disclosure by the selected companies. We applied a range of selected multiples to the corresponding data for Coral Gold to develop an implied market capitalization and price per share, and thereon applied a range of selected premiums based upon the review of the precedent transactions. The Comparable Trading with Control Premium Approach for the royalty peer group implied a P/NAV range of 0.55x to 2.98x and the Comparable Trading with Control Premium Approach for the gold development peer group implied a P/NAV range of 0.23x to 0.60x. Among other considerations, PI applied these implied values from the Comparable Trading with Control Premium Approach to Coral Gold’s circumstances in order to consider if the value of the Consideration is fair.

ASSUMPTIONS AND LIMITATIONS

PI has not been asked to prepare and has not prepared a formal valuation of Coral Gold or Nomad or any of their respective securities or assets, and the Opinion should not be construed as such. Subject to the foregoing, PI has conducted such analyses as it considered necessary in the circumstances. In addition, the Opinion is not, and should not be construed as, advice as to the price at which the Shares or Nomad Shares may trade at on any future date. PI was similarly not engaged to review or provide any legal, tax, regulatory or accounting aspects of the Arrangement, and the Opinion does not address such matters. In addition, the Opinion does not address the relative merits of the Arrangement as compared to any other transaction or the prospects or likelihood of any alternative transaction or any other possible transaction involving Coral Gold or Nomad and their respective assets or securities. The Opinion represents an impartial expert judgment, not a statement of fact. Nothing contained herein is to be construed as a legal interpretation, an opinion on any contract or document, or a recommendation to invest or divest, or approve or vote in favour of or against any transaction.

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With the approval of the Board and as is provided for in the Engagement Agreement, PI has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources, including SEDAR, or provided to it by or on behalf of Coral Gold and its directors, officers, agents and advisors or otherwise (collectively, the “Information”) and PI has assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that Information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information including as to the absence of any undisclosed material change. Subject to the exercise of professional judgment and except as expressly described herein, PI has not attempted to independently verify or investigate the completeness, accuracy or fair presentation of any of the Information. PI has also assumed that: (i) there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Coral Gold, Nomad or their respective affiliates which has not been filed on SEDAR by either Coral Gold or Nomad; and (ii) no material change has occurred in the Information or any part thereof which has not been filed on SEDAR by either Coral Gold or Nomad, in each case which would have or which would reasonably be expected to have a material effect on the Opinion. PI has also assumed that the final executed form of the Arrangement Agreement will not differ from the draft reviewed by us in any respect material to our analysis or this opinion and that the consummation of the Arrangement will be effected in accordance with the terms and conditions of the Arrangement Agreement, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party consents and approvals (contractual or otherwise) for the Arrangement, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Coral Gold the contemplated benefits of the Arrangement.

In its analyses and in preparing the Opinion, PI has made numerous assumptions with respect to expected industry performance, general business, economic conditions, and other matters, many of which are beyond the control of PI or any party involved in the Arrangement. PI has also assumed that the disclosure provided or incorporated by reference in the Circular to be filed on SEDAR by Coral Gold and mailed to the Shareholders in connection with the Arrangement and any other documents in connection with the Arrangement, prepared by a party to the Arrangement, will be accurate in all material respects, will comply with the requirements of all applicable laws, that all of the conditions required to implement the Arrangement will be met, and that the procedures being followed to implement the Arrangement are valid and effective.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Coral Gold and Nomad and their respective affiliates, as they were reflected in the Information.

The Opinion has been provided for the exclusive use of the Board and may not be used or relied upon by any other person. Except as contemplated herein, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without the express prior written consent of PI. Notwithstanding the foregoing, PI hereby consents to the reference to PI and the description of, reference to and reproduction of the Opinion in any management information circular of Coral Gold. PI will not be held liable for any losses sustained by any person should the Opinion be circulated, distributed, published, reproduced or used contrary to the provisions of the Opinion.

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PI believes that the Opinion must be considered and reviewed as a whole and that selecting portions of the analyses or factors considered by PI, without considering all the analyses and factors together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

The Opinion is given as of the date hereof and PI disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to PI’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, PI reserves the right to change, modify or withdraw the Opinion.

OPINION

Based upon and subject to the foregoing, PI Financial Corp. is of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders of Coral Gold pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders.

Yours very truly,

(signed)

PI FINANCIAL CORP.

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SCHEDULE “H”

COVID-19 NOTICE NO. 28 (REVISED)

SUPREME COURT
OF BRITISH COLUMBIA

THE LAW COURTS
800 SMITHE STREET
VANCOUVER, B.C.
V6Z 2E1

Notice to the Profession, the Public and the Media Regarding Civil and Family Proceedings

COVID-19: RESUMPTION OF FURTHER COURT OPERATIONS – CHAMBERS APPLICATIONS

COVID-19 Notice No. 28
Date: June 5, 2020
Revised: July 13, 2020

~~This notice supplements the following notices:~~

- ~~COVID-19 Notice #8 - Notice of Suspension of Regular Court Operations revised April 16, 2020~~
- ~~COVID-19 Notice #25 – Resumption of Further Court Operations~~

Introduction

On March 19, 2020, the Supreme Court of British Columbia suspended regular operations to protect the health and safety of court users and to help contain the spread of COVID-19. All civil and family matters scheduled for trials, conferences, and chambers applications or other hearings between March 19 and May 29, 2020 were adjourned, unless the Court otherwise directed.

~~In COVID-19 Notice #25, the Court announced that~~ Effective June 1, 2020, chambers matters already scheduled for hearing on the trial list ~~would~~ resumed by telephone. Other civil and family chambers matters were adjourned until further notice. This Notice provides further directions on these matters.

Effective June 8, 2020, Chief Justice Hinkson directs that chambers applications~~, other than short leave applications,~~ estimated for 2 hours or less may resume by telephone in accordance with the procedures set out in this Notice. For chambers matters that are longer than two hours and not already scheduled for hearing on the trial list, parties may refer to the Court's website under "Scheduling – Booking Lengthy Chambers".

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The following processes remain in place until further notice:

- ~~Essential and Urgent Matters Civil and Family Matters as set out in COVID-19 Notice #8;~~
- ~~Essential and Urgent Insolvency Matters as set out in COVID-19 Notice #15;~~
- ~~Telephone Conference Hearings as set out COVID-19 Notice #13;~~
- Applications by Written Submissions as set out in COVID-19 Notice #14;
- Trial Management Conferences as set out in COVID-19 Notice #26;
- ~~Desk Order Applications as set out in COVID-19 Notice #12.~~

The Chief Justice has also ordered that until the conclusion of the Court's suspension of regular operations, certain requirements in the *Supreme Court Civil Rules* and the *Supreme Court Family Rules* are modified to facilitate the process in this Notice. See the Court's order dated June 5, 2020, found here,

Effective July 13, 2020, as described in Part I of this notice, certain requirements have been reinstated. See the Court's order dated July 13, 2020, found here.

While the Court is taking all steps necessary to allow for these chambers applications to proceed, the Court cannot guarantee that all applications will proceed as scheduled. The Province is still impacted by the COVID-19 pandemic and efforts taken to contain it. The Court will continue to be guided by public health recommendations, and further adjustments to Court processes may be required. The Court appreciates willingness on the part of parties to expect and accommodate changes to scheduled proceedings.

As set out in this Notice, chambers applications will be conducted by telephone. Further information and directions will be provided when in-person and video conferencing hearings become available.

I. MAKING A CHAMBERS APPLICATION

Parties can make chambers applications to the Court that are estimated to take two hours or less.

Parties must bring and respond to applications in accordance with the *Supreme Court Civil Rules* or the *Supreme Court Family Rules*, as applicable, subject to the modifications described below.

A. Modifications to Notice of Application and Application Response

The applicant must file a **notice of application in Form 32 for a civil matter** or in **Form F31 for a family matter** with the modifications below:

- In accordance with Appendix A, the applicant must identify one of the following locations as the place of hearing, and indicate that the hearing is by telephone:
    - Chilliwack

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- Kamloops
  - Kelowna
  - Nanaimo
  - New Westminster
  - Prince George
  - Vancouver
  - Vernon
  - Victoria
  - Williams Lake

- The applicant must include their mailing address, as well as an email address and telephone number where the registry may contact them to confirm telephone conferencing information.

If the respondent wishes to respond, the respondent must file an **application response in Form 33 for a civil matter** and **Form F32 for a family matter**, with the modifications below:

- The respondent must include their mailing address, as well as an email address and telephone number where the registry may contact them to confirm telephone conferencing information.

Parties must file and serve the modified notice of application, modified application response, and other application materials (i.e., every affidavit and other document that is to be referred to at the hearing and that has not already been filed and served in the proceeding) in accordance with the *Supreme Court Civil Rules* or the *Supreme Court Family Rules,* as applicable.

~~Courthouse registries are not providing in-person services until further notice. For methods of filing see Part IV of COVID-19 Notice #25.~~

Effective July 13, 2020, in-person registry services will resume at all Supreme Court registries in British Columbia. For information about in-person registry services and other methods of filing see **Part I** of COVID-19 Notice #34. Parties are strongly encouraged to e-file through Court Services Online.

Parties that had an application of less than two hours set for hearing at a location in Appendix A that was adjourned as a result of the Court's suspension of regular operations may reset the application by filing a requisition in accordance with Rule 8-1(21.1) of the *Supreme Court Civil Rules* or Rule 10-6(19.1) of the *Supreme Court Family Rules.* Parties must provide a mailing address, as well as an email address and telephone number where the registry may contact them to confirm telephone conferencing information. Those parties are not required to file a new modified notice of application or modified application response, but must follow the procedures set out below.

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B. Application Record

The process for providing an application record to the registry is modified as follows:

- ~~The applicant must provide the application record to the registry where the hearing is to take place no later than 4 p.m. on the business day that is one two full business days before the date set for the hearing. (in other words, the timeframe set in Rule 8-1(15) of the *Supreme Court Civil Rules* and Rule 10-6(14) of the *Supreme Court Family Rules* has been modified).~~
- ~~The application record must be provided to by placing it in the application record drop box located at the registry where the hearing is to take place.~~
- The application record must be prepared in accordance with Rules 8-1(15) and 8-1(16) of the *Supreme Court Civil Rules* and Rule 10-6(14) of the *Supreme Court Family Rules*, except parties may include copies of case law and other authorities that they will rely on at the hearing (in other words, Rule 8-1(15)(d)(ii) of the *Supreme Court Civil Rules* and Rule 10-6(14)(d)(ii) of the *Supreme Court Family Rules* do not apply).
- ~~The applicant must serve a copy of the application record index on each respondent no later than 4 p.m. on the business day that is one two full business days before the date set for hearing. (in other words, the timeframe set in Rule 8-1(17) of the *Supreme Court Civil Rules* and Rule 10-6(15) of the *Supreme Court Family Rules* has been modified).~~
- The application record must have an external cover page as required by Administrative Notice 14, and must include the contact information (email preferred) for all parties. If the registry is unable to contact the parties to provide telephone conferencing information, the matter may not be put on the court list.
- ~~Any amended application record must be provided to the registry no later than 4 p.m. on the business day that is one two full business days before the date set for the hearing.~~
- If parties submit a draft order in the application record, a backing sheet is required and it must include a mailing address.

Applicants must provide application records to the registry where the hearing is to take place, and serve application record indexes on each respondent, in accordance with the timelines set out in the *Supreme Court Civil Rules* and the *Supreme Court Family Rules*.

Application records will not be returned to the parties after the hearing (in other words, Rule 8-1(19) and (20) of the *Supreme Court Civil Rules* and Rule 10-6(17) and (18) of the *Supreme Court Family Rules* do not apply). Application record contents will be securely destroyed following the hearing. If the hearing is adjourned, the registry will hold the application record for 10 business days. If a requisition resetting the adjourned application is not filed within that time period, the contents of the application record will be securely destroyed.

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If an application record is not provided to the registry within the time stipulated in this Notice, the application will be struck from the chambers list. Parties are not permitted to file a requisition for late filing of their application record. The applicant may file a requisition to reset their hearing date.

II. THE CHAMBERS HEARING

Parties will check in with the court clerk the morning of the hearing, and remain in the telephone conference until their matter is called and heard. The following processes will apply:

A. Confirming the scheduled hearing date and time

- At least one day before the hearing date, the registry will send the parties a hearing confirmation email with instructions about how to join the telephone conference and the time that the parties must check in with the court clerk.

B. Attending chambers via phone

- Parties will be required to check in with the court clerk when they join the telephone conference and should refer to the instructions provided in the hearing confirmation email.
- The check-in time will begin at 9:00 am, unless the hearing confirmation email provides otherwise.
- Parties are expected to stay on the line with a muted connection until their matter is called.
- The Policy on Use of Electronic Devices in Courtrooms (the "Policy") applies to applications heard by telephone, and parties must not record telephone proceedings except in accordance with the Policy.

Parties will be held to the time estimate provided. There may be cost consequences for parties who exceed their time estimate or the two hour time limit.

THE FOREGOING IS SUBJECT TO CHANGE. ANY UPDATED DIRECTIONS WILL BE POSTED ON THE COURT'S WEBSITE.

Dated July 13, 2020, at Vancouver, British Columbia

By Direction of Chief Justice Christopher E. Hinkson
Supreme Court of British Columbia

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Appendix A

The location of the chambers hearing depends on the location of the registry file.

The below table shows where the chambers hearing will be located based on the location of the registry file. For example, if the registry file is located in Cranbook then the hearing location is Kamloops.

REGISTRY FILE LOCATION	HEARING LOCATION and REGISTRY CONTACT INFORMATION
• Chilliwack	CHILLIWACK 604.795.8350
• Cranbrook • Golden • Kamloops • Nelson • Revelstoke • Rossland • Salmon Arm	KAMLOOPS 250.828.4344
• Kelowna • Penticton	KELOWNA 250.470.6900
• Campbell River • Courtenay • Nanaimo • Port Alberni • Powell River	NANAIMO 250.741.5860
• New Westminster	NEW WESTMINSTER 604.660.0686
• Dawson Creek • Fort St. John • Prince George • Quesnel	PRINCE GEORGE 250.614.2700
• Vancouver	VANCOUVER 604.660.2849
• Vernon	VERNON 250.549.5422
• Duncan • Prince Rupert • Smithers • Terrace • Victoria	VICTORIA 250.356.1478
• Williams Lake	WILLIAMS LAKE 250.398.4301

6

YOUR VOTE IS

IMPORTANT

The Board of Directors of Coral Recommends a Vote FOR
All Proposed Resolutions

QUESTIONS AND VOTING ASSISTANCE

If you have questions about the information contained in this circular or require voting assistance, please contact Coral’s proxy solicitation agent:

North American Toll Free

1-877-452-7184

Outside North America

416-304-0211

Email

assistance@laurelhill.com